HYLSAMEX

Securities and Exchange Commission
Office of International Corporate [redacted]
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
USA
Fax: (202) 942-9624

May 14, 2002

Re: Hylsamex S.A. de C.V., 12g3-2(b) (1) (iii) Number 82-4252

Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, I am submitting herewith, on behalf of Hylsamex S.A. de C.V. (82-4252) the following documents filed to the Bolsa Mexicana de Valores during the first five months of 2002:

1) Press Release dated January 25, 2002
2) Press Release dated February 21, 2002
3) Press Release dated February 28, 2002
4) Press Release dated March 11, 2002
5) Two Press Releases dated March 22, 2002
6) Press Release dated March 25, 2002
7) Three Press Releases dated April 8, 2002
8) Full year 2001 Earnings Release dated April 20, 2002 with complete filings in both English and Spanish (with audited financial statements)
9) Press Release dated April 11, 2002
10) Press Release dated April 12, 2002
11) Press Release dated April 19, 2002
12) First quarter 2002 Earnings Release dated April 20, 2002 with complete filings in both English and Spanish
13) Press Release dated May 7, 2002

Very truly yours

Margarita Gutiérrez
Investor Relations
Hylsamex S.A. de C.V.

5/21

Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Jan 25 2002 11:09AM

Prefijo: EVENTORE

Clave Cotización: HYLSAMX

Fecha: 25/1/2002

Razón Social: HYLSAMEX, S.A. DE C.V.

Lugar: SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto: PARA SU DIFUSION INMEDIATA

Eventos Relevantes: Hylsamex S.A. de C.V. Para publicación inmediata San Nicolás de los Garza, N.L. Enero 25, 2002– Hylsamex informa que las posturas de compra/venta de su acción "HYLSAMXB" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado el movimiento en la cotización de su acción. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Mercado Exterior:

Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Feb 21 2002 2:22PM

Prefijo: EVENTORE

Clave Cotización: HYLSAMX

Fecha: 21/2/2002

Razón Social: HYLSAMEX, S.A. DE C.V.

Lugar: SAN NICOLAS DE LOS GARZA, N.L.

Asunto: EVENTO RELEVANTE

Eventos Relevantes: Para publicación inmediata. Febrero 21, 2002 - Hylsamex S.A. de C.V. informa que las posturas de compra/venta de su acción "HYLSAMXB" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. El valor de cotización por acción es bajo, por lo que cualquier variación resulta en términos porcentuales significativa. La empresa no tiene ningún evento relevante que notificar.

Mercado Exterior:

Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Feb 28 2002 5:54PM

Prefijo: EVENTORE

Clave Cotización: HYLSAMX

Fecha: 28/2/2002

Razón Social: HYLSAMEX, S.A. DE C.V.

Lugar: SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto: Comunicado de Prensa: Informa Hylsamex avance en refinanciamiento de Hylsa

Eventos Relevantes: 28 de febrero de 2002.- Hylsamex, S.A. de C.V. (Hylsamex) informó el día de hoy el avance que lleva el proceso de refinanciamiento de la deuda bancaria de su principal subsidiaria, Hylsa, S.A. de C.V. (Hylsa). Al respecto, comentó que la negociación y preparación de los contratos necesarios para formalizar el acuerdo preliminar con los bancos acreedores de Hylsa han avanzado en forma razonable. No obstante, ha sido imposible terminar con estas actividades el día de hoy, como se contemplaba inicialmente. La empresa estima que el cierre podría ocurrir hacia finales del mes de marzo próximo. Por otra parte, las negociaciones han arrojado la necesidad de incluir en el proceso de refinanciamiento de Hylsa a sus pasivos bursátiles, como son Pagarés de Mediano Plazo colocados en el mercado nacional, por 218.4 millones de UDI's (equivalentes a $ 675 millones de pesos, aproximadamente) y Eurobonos colocados en el mercado internacional, por US$ 300 millones. En fecha próxima se presentarán a dichos acreedores las respectivas propuestas de refinanciamiento. En tanto no concluya el proceso de refinanciamiento, Hylsa seguirá difiriendo el pago de principal e intereses sobre su deuda bancaria y bursátil. Hylsa no asume compromiso alguno de que el plan de refinanciamiento quede formalizado en la fecha prevista.

Mercado Exterior:

Evento Relevante de HYLSA S.A. de C.V.

Fecha de Recepcion en BMV : Mar 11 2002 11:36AM

Prefijo: EVENTORE

Clave Cotización: HYLSA

Fecha: 3/11/2002

Razón Social: HYLSA S.A. DE C.V.

Lugar: SAN NICOLAS DE LOS GARZA NUEVO LEON

Asunto: AVISO A LOS TENEDORES DE PAGARES DE MEDIANO PLAZO

Eventos Relevantes: Hylsa, S.A. de C.V. AVISO A LOS TENEDORES DE PAGARES DE MEDIANO PLAZO EMITIDOS POR HYLSA, S.A. DE C.V., DENOMINADOS EN UNIDADES DE INVERSIÓN (HYLSA P00U) En cumplimiento con lo establecido en la emisión de Pagarés de Mediano Plazo de Hylsa, S.A. de C.V., denominados en Unidades de Inversión (HYLSA P00U), hacemos de su conocimiento que los intereses que generaron estos valores a la Tasa de Interés Bruto Anual del 8.75%, por el período que comprende del 10 de septiembre de 2001 al 11 de marzo del 2002, asciende a la cantidad de $29,831,874.07 (VEINTINUEVE MILLONES OCHOCIENTOS TREINTA Y UN MIL OCHOCIENTOS SETENTA Y CUATRO PESOS 07 /100 M.N.) correspondiente a 182 días y a un valor de la UDI de 3.084381, correspondiente al cupón No. 4. Se informa que Hylsa, S.A. de C.V. comunicó que debido al proceso de reestructuración de su deuda que está llevando a cabo, únicamente liquidará la cantidad de $ 15,637,449.38 (QUINCE MILLONES SEISCIENTOS TRENTA Y SIETE MIL CUATROCIENTOS CUARENTA Y NUEVE PESOS 00/100 M.N.) equivalente al 52.42% del importe total de dicho cupón, a partir del 11 de marzo del año en curso. Asimismo, se informa que el pago lo realizará Hylsa, S.A. de C.V. mediante entrega física de cheques que estarán a disposición de los tenedores en las oficinas de Casa de Bolsa Banorte, S.A. de C.V., ubicadas en Periférico Sur No. 4355, Col. Jardines en la Montaña, C.P. 14210, México, D.F., a partir del 11 de marzo del año en curso. En la Asamblea General de Tenedores que ha sido convocada para el día 13 de marzo del 2002, se tratará entre otros temas la propuesta de Hylsa, S.A. de C.V., para reestructurar la deuda documentada mediante los citados Pagarés de Mediano Plazo. REPRESENTANTE COMUN DE LOS TENEDORES CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE México, D,F. 11 de marzo de 2002

Mercado Exterior:

Evento Corporativo de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Mar 22 2002 11:12:00:000AM

Prefijo: CONVEXTR

Clave Cotización: HYLSAMX

Serie:

Razón Social: HYLSAMEX, S.A. DE C.V.

Tipo Asamblea: EXTRAORDINARIA

Fecha Celebración: 8/4/2002

Lugar: Oficinas Corporativas ubicadas en Avenida Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León

Hora: 09:30

Orden del Día: ORDEN DEL DIA I. Presentación y, en su caso, aprobación de una propuesta para ajustar diversos artículos de los Estatutos Sociales, a las reformas a la Ley del Mercado de Valores, y al efecto tomar las resoluciones del caso. II. Designación de delegados. III. Lectura y, en su caso, aprobación del Acta de la Asamblea.

Requisitos de Asistencia: A fin de acreditar el derecho de asistencia a las Asambleas, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad. De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular. El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la Convocatoria hasta, o

más tardar, el segundo día hábil al de la celebración de las Asambleas. Los accionistas podrán hacerse representar en las Asambleas por apoderados, mediante simple carta poder; o, para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente. La Secretaría de la Sociedad se encuentra en Ave. Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León.

Evento Corporativo de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Mar 22 2002 11:12:00:000AM

Prefijo: CONVOCAA

Clave Cotización: HYLSAMX

Serie:

Razón Social: HYLSAMEX, S.A. DE C.V.

Tipo Asamblea: ORDINARIA ANUAL

Fecha Celebración: 8/4/2002

Lugar: Oficinas Corporativas ubicadas en Avenida Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León

Hora: 09:45

Orden del Día: ORDEN DEL DIA I. Presentación y, en su caso, aprobación del Informe Anual del Consejo de Administración a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, respecto al ejercicio social 2001, que incluye los estados financieros de HYLSAMEX, S.A. de C.V., y los consolidados de la propia Sociedad y sus Subsidiarias. Lectura del Informe del Comisario sobre el particular. II. Propuestas sobre (i) la aplicación de la cuenta de resultados del ejercicio social 2001 y (ii) la determinación del monto máximo de recursos que podrán destinarse a la compra de acciones propias; y al efecto tomar las resoluciones del caso. III. Elección de los miembros del Consejo de Administración y Comisarios de la Sociedad, determinación de sus remuneraciones y acuerdos relacionados. IV. Designación de delegados. V. Lectura y, en su caso, aprobación del Acta de la Asamblea.

Requisitos de Asistencia: A fin de acreditar el derecho de asistencia a las Asambleas, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad. De conformidad con el Artículo 78 de la Ley del

Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular. El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la Convocatoria hasta, o más tardar, el segundo día hábil al de la celebración de las Asambleas. Los accionistas podrán hacerse representar en las Asambleas por apoderados, mediante simple carta poder; o, para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente. La Secretaría de la Sociedad se encuentra en Ave. Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León.

Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Mar 25 2002 4:43PM

Prefijo: EVENTORE

Clave Cotización: HYLSAMX

Fecha: 25/3/2002

Razón Social: HYLSAMEX, S.A. DE C.V.

Lugar: SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto: Hylsa S.A. de C.V. Inicia el Intercambio de su Deuda

Eventos Relevantes: Monterrey, México, a 25 de marzo de 2002 - Hylsa, S.A. de C.V. ("Hylsa") anunció el día de hoy que ha lanzado una propuesta de intercambio de bonos de deuda con un valor de EU$300,000,000 identificados como 9-1/4% Notes, con vencimiento en 2007 (los "Bonos 2007"), como parte del proceso de reestructuración de sus adeudos. Conjuntamente con el intercambio de los Bonos 2007, Hylsa solicitará el consentimiento de los tenedores de los Bonos 2007 para la modificación de los términos y condiciones que rigen a los mismos y la dispensa de ciertos incumplimientos con dichos términos y condiciones. La propuesta de intercambio estará sujeta a condiciones comunes en este tipo de operaciones, incluyendo la recepción para su intercambio de Bonos 2007 que representen por lo menos el 50% del valor de los Bonos 2007 emitidos, el consentimiento con las reformas y dispensa propuestas por parte de tenedores que representen la mayor parte del valor conjunto de los Bonos 2007 y la consumación del proceso de reestructura de ciertos adeudos de Hylsa. El presente no constituye una oferta para la colocación de valores en Estados Unidos o en México. Los nuevos bonos que sean emitidos no podrán ser colocados entre inversionistas en los Estados Unidos o México sin que hubieran sido previamente registrados ante las autoridades competentes o salvo el caso de excepciones a la obligación de registro de valores, de conformidad con lo establecido en la Ley de Valores de los Estados Unidos (1933 Securities Act, incluyendo sus reformas), o las leyes de valores en México. Los nuevos bonos emitidos no serán registrados de conformidad con lo establecido en la Ley de Valores de los Estados Unidos (1933 Securities Act, incluyendo sus reformas) y únicamente podrán ser ofrecidos para su venta en los Estados Unidos a inversionistas institucionales calificados y en operaciones entre particulares o fuera de los Estados Unidos. THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES. Para mayores informes (incluyendo solicitudes de tenedores para la entrega de documentos relacionados con el intercambio), comunicarse con: MacKenzie Partners, Inc. E-mail: proxy@mackenziepartners.com Teléfono: 800-322-2885 (sin

cargo en los Estados Unidos) 212-929-5500 (por cobrar) Credit Suisse First Boston Victoria Vysotina E-mail: victoria.vysotina@csfb.com Teléfono: 800-820-1653 (sin cargo en los Estados Unidos) 212-325-5415 (por cobrar) Esteban Garza E-mail: esteban.garza@csfb.com Teléfono: 55-5283-8972 David Craig E-mail: david.f.craig Teléfono: 55-5283-8971

Mercado Exterior:

Evento Corporativo de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Apr 8 2002 4:04:00:000PM

Prefijo: ACUEORDA

Clave Cotización: HYLSAMX

Serie:

Razón Social: HYLSAMEX, S.A. DE C.V.

Tipo Asamblea: ORDINARIA ANUAL

Fecha Celebración: 8/4/2002

Porcentaje de Asistencia: 89.84

Fecha de pago:

Acuerdos: Resumen de resoluciones de la Asamblea General Ordinaria de Accionistas efectuada el día 8 de Abril de 2002. RESOLUCIÓN PRIMERA: Se aprueba el Informe rendido por el Consejo de Administración en los términos del artículo 172 de la Ley General de Sociedades Mercantiles. RESOLUCIÓN SEGUNDA: 1. Se toma nota que la cuenta de resultados del ejercicio social 2001, arrojó una pérdida neta de $2,170,116,483 (dos mil ciento setenta millones ciento dieciséis mil cuatrocientos ochenta y tres pesos, moneda nacional), la cual se compone de las siguientes partidas: Participación en las pérdidas netas de las Subsidiarias: $2,366,796,630 Mas: Utilidades propias de la Sociedad: $ 196,680,147 Total: Pérdida Neta del ejercicio social 2001: $2,170,116,483 2. Respecto de las partidas citadas en el punto anterior se ordena lo siguiente: (i) aplicar el monto de la Participación en las pérdidas netas de las Subsidiarias, a la cuenta denominada "Participación en el Capital Contable de Subsidiarias"; y (ii) aplicar el monto de las "Utilidades Propias de la Sociedad", a la cuenta denominada "Utilidades Pendientes por Aplicar", una vez que se hubiese separado el 5% de dicho monto y aplicado a la Reserva Legal. 3. Se resuelve cancelar la cuenta denominada "Reserva para Adquisición de Acciones Propias", cuyo saldo actualizado al 31 de diciembre del 2001 ascendía a la cantidad de $958,498,722 (novecientos cincuenta y ocho millones cuatrocientos noventa y ocho mil setecientos veintidós pesos, moneda nacional); aplicándose en consecuencia dicho saldo actualizado a la cuenta denominada "Utilidades Pendientes por Aplicar". 4. Por otra parte, se resuelve expresamente en los términos de los artículos 14 Bis 3, fracción I, de la Ley del Mercado de Valores, que el monto máximo

de recursos que podrán destinarse a la compra de acciones propias, durante el presente ejercicio social 2002, sea la cantidad de $100,000,000 (cien millones de pesos, moneda nacional); haciéndose constar que la cifra anterior es inferior al saldo total de las utilidades netas de la sociedad, incluyendo las retenidas. Adicionalmente, se resuelve que dicho monto máximo de recursos permanezca vigente durante los ejercicios sociales siguientes al presente, a menos que una Asamblea Ordinaria de accionistas resuelva destinar a la compra de acciones propias, un monto distinto al autorizado en esta Asamblea. RESOLUCIÓN TERCERA: 1. Se designan a las siguientes personas para integrar el Consejo de Administración de Hylsamex, S.A. de C.V., en calidad de Consejeros Propietarios: Consejeros: Lic. Gerardo X. Calderón Rojas Ing. Alejandro M. Elizondo Barragán Ing. Mauricio Fernández Garza Ing. Bernardo Garza de la Fuente Ing. Dionisio Garza Medina Ing. Armando Garza Sada Ing. Eduardo Garza T. Ing. Alfonso González Migoya Lic. Leopoldo Marroquín Morales Dr. Rafael Rangel Sostmann Ing. Rafael R. Páez Garza Ing. José de Jesús Valdés Simancas y Lic. José Vivanco Loza Se acuerda expresamente, de conformidad con lo dispuesto por el artículo 19 de los Estatutos Sociales, no designar Consejeros Suplentes. 2. Se designan Comisario Propietario de la Sociedad al señor C.P. Carlos Arreola Enríquez y Comisario Suplente al señor C.P. Rodolfo Sandoval García. 3. En los términos del artículo 22 de los estatutos sociales, se designa (i) al señor Ing. Dionisio Garza Medina como Presidente del Consejo de Administración de Hylsamex, S.A. de C.V. y (ii) a los señores Lics. Leopoldo Marroquín Morales y Carlos Jiménez Barrera, para que sin la calidad de consejeros actúen como Secretario Propietario y Secretario Suplente, respectivamente, del Consejo de Administración de Hylsamex, S.A. de C.V.

Evento Corporativo de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Apr 8 2002 4:04:00:000PM

Prefijo: ACUEEXTR

Clave Cotización: HYLSAMX

Serie:

Razón Social: HYLSAMEX, S.A. DE C.V.

Tipo Asamblea: EXTRAORDINARIA

Fecha Celebración: 8/4/2002

Porcentaje de Asistencia: 89.84

Fecha de pago:

Acuerdos: Resumen de resoluciones de la Asamblea General Extraordinaria de Accionistas efectuada el día 8 de Abril de 2002.`RESOLUCIONES A partir de esta fecha se REFORMAN los Artículos 7, 11, 13, 14, 15, 19, 20, 23, 27, 30 y 37 de los Estatutos Sociales de la Compañía para ajustarlos a las Reformas a la Ley del Mercado de Valores. Se ordena llevar a cabo una nueva emisión de títulos definitivos, representativos de las acciones en que se divide el capital social, incorporando el texto de los principales artículos de los Estatutos Sociales. Los títulos definitivos que se emitan deberán contener las menciones de Ley y serán firmados por dos miembros del Consejo de Administración con firma autógrafa o firma impresa en facsímil a condición, en este último caso, de que esté depositado el original de las firmas respectivas en el Registro Público del Comercio en que está registrada la Sociedad.

Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Apr 8 2002 4:27PM

Prefijo: EVENTORE

Clave Cotización: HYLSAMX

Fecha: 4/8/2002

Razón Social: HYLSAMEX, S.A. DE C.V.

Lugar: SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto: PARA SU PUBLICACION INMEDIATA

Eventos Relevantes: Hylsamex realizó su asamblea anual de accionistas Resultados preliminares para el primer trimestre de 2002 muestran un comportamiento estable Monterrey, N.L., México. Abril 8, 2002 —Hylsamex S.A. de C.V. realizó el día de hoy su asamblea anual de accionistas en la que se discutieron y aprobaron los estados financieros consolidados para el año 2002. Después de la asamblea anual, Hylsamex anunció las cifras preliminares para el trimestre terminado el 31 de marzo de 2002. El volumen de ventas mejoró 16% en comparación al mismo trimestre del año anterior, con todas las líneas de productos mostrando mayor volumen. Sin embargo, el ingreso en dólares sólo se incrementó 4% debido a que en 1T02 el precio promedio disminuyó 11|% contra 1T01. El costo de ventas en dólares se incrementó 3% contra el período comparable de 2001 como resultado de mayor volumen de ventas. Los costos variables, en términos absolutos, disminuyeron debido a las medidas de ahorro en costos implementadas por la administración en trimestres anteriores. El flujo de efectivo en el primer trimestre de 2002 fue similar al de US$30 millones generado en el primer trimestre de 2001. Hylsa, S.A. de C.V. —la principal subsidiaria de Hylsamex— incrementó el volumen de ventas en 20% en comparación a 1T01. No obstante, el ingreso permaneció constante debido a las tendencias en precio ya explicadas. El costo de ventas subió sólo 1% debido a reducción en costos variables en comparación a 1T01. El EBITDA para el primer trimestre de 2002 totalizó US$19 millones, incrementándose 3% contra el mismo período del año anterior.

Mercado Exterior:

Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Apr 11 2002 7:21PM

Prefijo: EVENTORE

Clave Cotización: HYLSAMX

Fecha: 4/11/2002

Razón Social: HYLSAMEX, S.A. DE C.V.

Lugar: SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto: Hylsa S.A. de C.V. anuncia que ha recibido el consentimiento de la mayoría de los tenedores del Bono 2007 para las enmiendas y dispensas propuestas

Eventos Relevantes: Hylsa S.A. de C.V. anuncia que ha recibido el consentimiento de la mayoría de los tenedores del Bono 2007 para las enmiendas y dispensas propuestas Adicionalmente, Hylsa anuncia que ha decidido extender el período para que los tenedores reciban el pago correspondiente al consentimiento e intercambio del Bono 2007. San Nicolás de los Garza, N.L., Abril 12, 2001 – Hylsamex, S.A. de C.V. y su subsidiaria Hylsa, S.A. de C.V (la "Compañía" o "Hylsa") anunciaron el día de hoy que han recibido el consentimiento de la mayoría de los tenedores de los Bonos 2007 para la modificación de los términos y condiciones que rigen a los mismos y la dispensa de ciertos incumplimientos de dichos términos y condiciones. Hylsa también anunció que realizará el pago correspondiente al consentimiento e intercambio a aquellos tenedores que presenten sus Bonos 2007 para intercambio antes de la fecha de expiración de la oferta. Cada tenedor que intercambie sus Bonos 2007 antes de las 11:59 PM., hora de Nueva York, del día 19 de abril de 2002, recibirá US$10 como pago por el consentimiento e intercambio de cada US$1,000 de principal del Bono 2007 que se presenten y no se retiren. Los tenedores que con anterioridad hayan consentido a las modificaciones propuestas sin haber presentado sus Bonos 2007 para intercambio, podrán hacerlo antes de las 11:59 PM, hora de Nueva York, del 19 de Abril de 2002 para recibir el pago completo de US$10 por el consentimiento e intercambio de cada US$1,000 de principal del Bono 2007 que se presenten y no se retiren (en lugar del pago de US$5 por el consentimiento solamente). La propuesta de intercambio expirará el 19 de abril de 2002 a las 11:59 PM, hora de Nueva York. Los demás términos y condiciones de la propuesta de intercambio y la solicitud de consentimiento permanecen sin cambio. Los Bonos 2007 presentados para el intercambio y los consentimientos otorgados antes de las 5:00 PM, hora de Nueva York, del día 11 de abril de 2002 no podrán retirarse o revocarse. Los nuevos Bonos ofrecidos en la propuesta de intercambio no estarán registrados bajo la Ley del Mercado de Valores de los

Estados Unidos de América ("Securities Act of 1933"), y se ofrecerán únicamente en los Estados Unidos de América, a inversionistas institucionales calificados para participar en transacciones privadas, y fuera de los Estados Unidos de América. Para mayores informes (incluyendo solicitudes de tenedores para la entrega de documentos relacionados con el intercambio), comunicarse con: MacKenzie Partners, Inc. E-mail: proxy@mackenziepartners.com Teléfono: 800-322-2885 (sin cargo en los Estados Unidos de América) 212-929-5500 (por cobrar) Credit Suisse First Boston Victoria Vysotina E-mail: victoria.vysotina@csfb.com Teléfono: 800-820-1653 (sin cargo en los Estados Unidos de América) 212-325-5415 (por cobrar) Esteban Garza E-mail: esteban.garza@csfb.com Teléfono: 55-5283-8972 David Craig E-mail: david.f.craig@csfb.com Teléfono: 55-5283-8971

Mercado Exterior:

Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Apr 12 2002 11:18AM

Prefijo: EVENTORE

Clave Cotización: HYLSAMX

Fecha: 4/12/2002

Razón Social: HYLSAMEX, S.A. DE C.V.

Lugar: SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto: PARA SU PUBLICACION INMEDIATA

Eventos Relevantes: Para su publicación inmediata: Hylsamex comenta sobre las salvedades contenidas en el dictamen de sus auditores externos a los estados financieros al 31 de diciembre de 2001. San Nicolás de los Garza, N.L. Abril 12, 2002 – En acatamiento a las disposiciones de la Circular 11-28 de la CNBV, Hylsamex proporcionó el día de hoy sus comentarios a las salvedades en la opinión de sus auditores externos, PriceWaterhouseCoopers, sobre sus estados financieros al 31 de diciembre de 2001. 1) La primera con referencia a la falta de información financiera dictaminada por el año 2001 proveniente de Consorcio Siderurgia Amazonia, Ltd, compañía asociada no consolidada; Sociedad tenedora del 70% de las acciones de Siderúrgica del Orinoco (Sidor), C.A. 2) La segunda concerniente a la viabilidad de la compañía como negocio en marcha, como consecuencia del proceso de reestructuración de la deuda de Hylsa, S.A. de C.V. que aún no concluye. Con relación a la primera salvedad, Hylsamex aclara que el proceso de obtención de información financiera dictaminada de Siderurgia Amazonia, Ltd, ha sido más lento en 2001 que en otros años debido al proceso de reestructuración de pasivos en el que actualmente se encuentran Sidor y Amazonia. En el momento en que se concluya con el mismo, se informará a la comunidad financiera si hay cambios substanciales con relación a la información no auditada contenida en los estados financieros dictaminados al 31 de diciembre de 2001 de Hylsamex, S.A. de C.V. En cuanto a la segunda salvedad, Hylsamex proporciona a continuación un resumen de los principales avances que se han obtenido en el proceso de refinanciamiento de la deuda de la subsidiaria Hylsa, S.A. de C.V., particularmente en el cumplimiento de las condiciones principales a las que está sujeta la efectividad de dicho proceso. 1. Extender el vencimiento del pasivo relativo a los pagarés de mediano plazo con vencimiento en 2005. El 13 de marzo de 2002 se llevó a cabo una asamblea a la que asistieron representantes de aproximadamente 91% del monto total de los pagarés, quienes aprobaron las propuestas de la Compañía. Como resultado, el vencimiento del 100% de los pagarés en UDIs, equivalente a aproximadamente US$73 millones, se

extenderá de marzo de 2005 a marzo de 2007, manteniendo su cupón actual de 8.75%. El 11 de marzo la Compañía pagó en efectivo aproximadamente 52% de los intereses que vencieron. Los tenedores de los pagarés aprobaron la propuesta para capitalizar el monto remanente (aproximadamente el 48% de los intereses devengados y no pagados). La extensión de los pagarés de mediano plazo queda sujeta a dos condiciones: (i) la conclusión del proceso de reestructura de Hylsa y (ii) que Hylsa realice una oferta de intercambio de los pagarés de 2007 por Certificados Bursátiles antes del 31 de enero de 2004. El nuevo instrumento, que vencerá en el año 2008 (con amortizaciones iguales en marzo y septiembre) y tendrá un cupón de al menos 8.75%. Lo anterior fue objeto de un comunicado al público inversionista, divulgado el pasado día 13 de marzo del presente año. 2. Enmendar ciertas cláusulas, obtener dispensas y extender el vencimiento de al menos el 50% del pasivo relativo a los eurobonos colocados en el extranjero, cuyo saldo es de US$300 millones y vence en 2007. En un comunicado por separado, el día de hoy la Compañía anuncia que ha recibido el consentimiento de la mayoría de los tenedores del Bono 2007 para las enmiendas y dispensas propuestas. El plazo para la presentación de Bonos 2007 para intercambio por nuevos Bonos con vencimiento en 2010 vence el 19 de abril de 2002. 3. El refinanciamiento de la deuda de Galvak, S.A. de C.V., subsidiaria de Hylsamex. Este crédito, que aún se encuentra en proceso de negociación, servirá para refinanciar la mayor parte de la deuda de Galvak y tendrá un vencimiento mayor a tres años. 4. Deuda bancaria de Hylsa. La reestructura de la deuda bancaria de Hylsa se encuentra en proceso de negociación. 5. Aportaciones para liquidez. Alfa, S.A. de C.V., compañía tenedora de Hylsamex, mantiene su propuesta de aportar hasta US$25 millones en el momento de cierre del proceso de refinanciamiento de Hylsa. Por otro lado, la obtención de una línea de crédito bancaria por US$40 millones, con revolvencia durante 30 meses, se encuentra en proceso de negociación y sindicación. Hylsamex continuará informando oportunamente, a través de EMISNET, cualquier avance relevante en el proceso de reestructura de Hylsa. Para facilidad del lector, a continuación se trascribe textualmente el Dictámen de los Auditores Independientes (PricewaterhouseCoopers), sobre los Estados Financieros Básicos de Hylsamex, S.A. de C.V. y Subsidiarias por el año 2001: Dictamen de los Auditores Independientes sobre los Estados Financieros Básicos Monterrey, N.L., 28 de febrero de 2002 1. Hemos examinado los estados consolidados de situación financiera de Hylsamex, S. A. de C. V. y subsidiarias (la Compañía) e individuales de Hylsamex, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2001 y 2000 y los esta-dos consolidados e individuales de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías. 2. Con excepción de lo que se menciona en el párrafo 3 siguiente, nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que las auditorías sean planeadas y realizadas de tal manera que permitan obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. Una auditoría incluye el examen, a base de pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros y la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión. 3. A la fecha de este informe no se habían emitido estados financieros dictaminados al 31 de diciembre de 2001 de Consorcio Siderurgia Amazonia, Ltd., compañía asociada; además, por las razones que se explican en la Nota 5, la continuidad de dicha asociada como negocio en marcha está en duda. Por lo anterior no pudimos satisfacernos de la razonabilidad del valor de la inversión de $ 897 millones que se presenta en el estado de situación financiera ni de la participación de $ 456 millones que se incluye como pérdida en los resultados del año que terminó el 31 de diciembre de 2001. 4. Como se explica en la Nota 8: (a) al 31 de diciembre de 2001, Hylsamex, S. A. de C. V. e Hylsa, S.

A. de C. V., no cumplían con ciertas condiciones incluidas en algunos de sus contratos de deuda con bancos y otros acreedores por un importe de $10,564 millones. Por lo anterior, los acreedores afectados podrían exigir el pago inmediato de los créditos relativos. En estas condiciones, los principios de contabilidad generalmente aceptados requieren que los pasivos antes mencionados, que están presentados a largo plazo, se clasifiquen a corto plazo y, (b) en caso de que el proceso de reestructuración de deuda a cargo de la subsidiaria Hylsa, S. A. de C. V. no pueda concluirse satisfactoriamente, se pondría en duda la viabilidad de esa subsidiaria y de la Compañía como negocio en marcha. Los estados financieros adjuntos no incluyen ajuste alguno relacionado con la recuperación y clasificación de activos o los montos y clasificación de pasivos que podría resultar de esta incertidumbre. 5. En nuestra opinión, excepto por: (a) el efecto de los ajustes que pudiésemos haber determinado si hubiéramos obtenido los estados financieros dictaminados de la compañía asociada mencionada en el párrafo 3 anterior, y (b) por no haberse clasificado al corto plazo pasivos por $ 7,524 millones contratados a largo plazo, según se menciona en el párrafo 4 anterior, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Hylsamex, S. A. de C. V. y subsidiarias y de Hylsamex, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2001 y 2000 y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados. PricewaterhouseCoopers (Firmado) Por último, se hace constar que en la Asamblea General Ordinaria de accionistas de Hylsamex, S.A. de C.V., celebrada el pasado día 8 de abril, se dio lectura íntegra al Informe del Comisario a que se refiere el Artículo 166 de la Ley General de Sociedades Mercantiles, en el cual se describen las salvedades anteriores.

Mercado Exterior:

Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : Apr 19 2002 6:55PM

Prefijo: EVENTORE

Clave Cotización: HYLSAMX

Fecha: 19/4/2002

Razón Social: HYLSAMEX, S.A. DE C.V.

Lugar: SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto: PARA SU PUBLICACION INMEDIATA

Eventos Relevantes: Hylsa S.A. de C.V. anuncia que ha recibido para intercambio por Bonos 2010 un monto superior al 50% del monto en circulación del Bono 2007. Adicionalmente, Hylsa anuncia que ha decidido extender el período para que los tenedores reciban el pago correspondiente al consentimiento e intercambio del Bono 2007. Monterrey, N.L., Abril 22, 2001 – Hylsamex, S.A. de C.V. y su subsidiaria Hylsa, S.A. de C.V (la "Compañía" o "Hylsa") anunciaron el día de hoy que han recibido para intercambio por los nuevos Bonos 2010 la cantidad aproximada de $153 millones de dólares. Con ello Hylsa ha satisfecho la condición de lograr el intercambio de al menos el 50% de los Bonos 2007 y el consentimiento de la mayoría de los tenedores de los Bonos 2007 para la modificación de los términos y condiciones que rigen a los mismos y la dispensa de ciertos incumplimientos de dichos términos y condiciones. Aunque esas condiciones han sido satisfechas, y para estimular a los tenedores a presentar sus Bonos 2007 para intercambio por Bonos 2010, Hylsa está extendiendo el período para el intercambio hasta las 11:59 p.m., hora de Nueva York, del 16 de Mayo de 2002, y está extendiendo el período durante el cual los tenedores que intercambien puedan recibir el pago correspondiente al consentimiento e intercambio hasta las 5:00 p.m., hora de Nueva York, del 30 de Abril de 2002. Cada tenedor que intercambie sus Bonos 2007 antes de las 5:00 p.m., hora de Nueva York, del día 30 de abril de 2002, recibirá US$10 como pago por el consentimiento e intercambio de cada US$1,000 del valor principal del Bono 2007 que se presenten y no se retiren. Los tenedores que con anterioridad hayan consentido a las modificaciones propuestas sin haber presentado sus Bonos 2007 para intercambio, podrán hacerlo antes de las 5:00 p.m., hora de Nueva York, del 30 de Abril de 2002 para recibir el pago completo de US$10 por el consentimiento e intercambio de cada US$1,000 del valor principal del Bono 2007 que se presenten y no retiren (en lugar del pago de US$5 por el consentimiento solamente). Los demás términos y condiciones de la propuesta de intercambio y la solicitud de consentimiento permanecen sin cambio. Los Bonos 2007 presentados para el intercambio y los consentimientos

otorgados antes de las 11:59 p.m., hora de Nueva York, del día 19 de abril de 2002 no podrán retirarse o revocarse. La oferta de intercambio continúa sujeta a la consumación de la reestructura de la deuda de Hylsa. Los nuevos Bonos ofrecidos en la propuesta de intercambio no estarán registrados bajo la Ley del Mercado de Valores de los Estados Unidos de América ("Securities Act of 1933"), y se ofrecerán únicamente en los Estados Unidos de América, a inversionistas institucionales calificados para participar en transacciones privadas, y fuera los Estados Unidos de América. Para mayores informes (incluyendo solicitudes de tenedores para la entrega de documentos relacionados con el intercambio), comunicarse con: MacKenzie Partners, Inc. E-mail: proxy@mackenziepartners.com Teléfono: 800-322-2885 (sin cargo en los Estados Unidos de América) 212-929-5500 (por cobrar) Credit Suisse First Boston Victoria Vysotina E-mail: victoria.vysotina@csfb.com Teléfono: 800-820-1653 (sin cargo en los Estados Unidos de América) 212-325-5415 (por cobrar) Esteban Garza E-mail: esteban.garza@csfb.com Teléfono: 55-5283-8972 David Craig E-mail: david.f.craig@csfb.com Teléfono: 55-5283-8971

Mercado Exterior:

Evento Relevante de HYLSAMEX, S.A. DE C.V.

Fecha de Recepcion en BMV : May 7 2002 11:29AM

Prefijo: EVENTORE

Clave Cotización: HYLSAMX

Fecha: 5/7/2002

Razón Social: HYLSAMEX, S.A. DE C.V.

Lugar: SAN NICOLAS DE LOS GARZA NUEVO LEON

Asunto: PARA SU PUBLICACION INMEDIATA

Eventos Relevantes: San Nicolás de los Garza, N.L. Mayo 7, 2002 - Hylsamex S.A. de C.V. informa que las posturas de compra/venta de su acción "HYLSAMXB" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. El valor de cotización por acción es bajo, por lo que cualquier variación resulta en términos porcentuales significativa. La empresa no tiene ningún evento relevante que notificar. Adicionalmente, se informa que el proceso de reestructuración de los pasivos de su subsidiaria Hylsa, S.A. de C.V., continúa avanzando sin poder precisar en este momento la fecha de culminación de dicho proceso.

Mercado Exterior:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2001 Y 2000
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**26,549,214**	**100**	**30,873,973**	**100**
2	**ACTIVO CIRCULANTE**	**4,384,798**	**17**	**6,043,972**	**20**
3	EFECTIVO E INVERSIONES TEMPORALES	364,483	1	1,328,333	4
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,587,850	6	1,481,924	5
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	442,037	2	464,140	2
6	INVENTARIOS	1,990,428	7	2,769,575	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**972,564**	**4**	**1,616,168**	**5**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	896,102	3	1,528,192	5
11	OTRAS INVERSIONES	76,462	0	87,976	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**18,892,436**	**71**	**20,730,544**	**67**
13	INMUEBLES	1,055,070	4	1,061,836	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	34,554,216	130	36,829,367	119
15	OTROS EQUIPOS	186,108	1	187,374	1
16	DEPRECIACION ACUMULADA	17,005,274	64	17,765,363	58
17	CONSTRUCCIONES EN PROCESO	102,316	0	417,330	1
18	**ACTIVO DIFERIDO (NETO)**	**2,299,416**	**9**	**2,483,289**	**8**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**17,907,724**	**100**	**19,265,290**	**100**
21	**PASIVO CIRCULANTE**	**6,439,793**	**36**	**4,953,542**	**26**
22	PROVEEDORES	1,082,101	6	1,127,626	6
23	CREDITOS BANCARIOS	3,730,905	21	2,592,191	13
24	CREDITOS BURSATILES	170,034	1	393,410	2
25	IMPUESTOS POR PAGAR	157,909	1	70,413	0
26	OTROS PASIVOS CIRCULANTES	1,298,844	7	769,902	4
27	**PASIVO A LARGO PLAZO**	**7,877,865**	**44**	**11,350,241**	**59**
28	CREDITOS BANCARIOS	3,355,299	19	6,282,248	33
29	CREDITOS BURSATILES	4,522,453	25	5,062,444	26
30	OTROS CREDITOS	113	0	5,549	0
31	**CREDITOS DIFERIDOS**	**3,590,066**	**20**	**2,961,507**	**15**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**8,641,490**	**100**	**11,608,683**	**100**
34	**PARTICIPACION MINORITARIA**	**1,849,708**	**21**	**1,930,272**	**17**
35	**CAPITAL CONTABLE MAYORITARIO**	**6,791,782**	**79**	**9,678,411**	**83**
36	**CAPITAL CONTRIBUIDO**	**2,832,697**	**33**	**2,832,697**	**24**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,393,924	28	121,878	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	438,773	5	338,723	3
39	PRIMA EN VENTA DE ACCIONES	0	0	2,372,096	20
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,959,085**	**46**	**6,845,714**	**59**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,757,509	90	7,715,392	66
43	RESERVA PARA RECOMPRA DE ACCIONES	958,488	11	958,488	8
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(2,586,798)	(30)	(1,994,696)	(17)
45	**RESULTADO NETO DEL EJERCICIO**	(2,170,114)	(25)	166,530	1

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**364,483**	**100**	**1,328,333**	**100**
46	EFECTIVO	132,540	36	51,054	4
47	INVERSIONES TEMPORALES	231,943	64	1,277,279	96
18	**CARGOS DIFERIDOS**	**2,299,416**	**100**	**2,483,289**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,696,370	74	1,722,496	69
49	CREDITO MERCANTIL	13,051	1	32,633	1
50	IMPUESTOS DIFERIDOS	292,014	13	427,466	17
51	OTROS	297,981	13	300,694	12
21	**PASIVO CIRCULANTE**	**6,439,793**	**100**	**4,953,542**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,736,723	58	3,288,829	66
53	PASIVOS EN MONEDA NACIONAL	2,703,070	42	1,664,713	34
24	**CREDITOS BURSATILES CORTO PLAZO**	**170,034**	**100**	**393,410**	**100**
54	PAPEL COMERCIAL	170,034	100	393,410	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,298,844**	**100**	**769,902**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	109,454	8	181,602	24
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,189,390	92	588,300	76
27	**PASIVO A LARGO PLAZO**	**7,877,865**	**100**	**11,350,241**	**100**
59	PASIVO EN MONEDA EXTRANJERA	7,150,193	91	9,586,977	84
60	PASIVO EN MONEDA NACIONAL	727,672	9	1,763,264	16
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,522,453**	**100**	**5,062,444**	**100**
61	OBLIGACIONES	3,854,439	85	4,398,368	87
62	PAGARE DE MEDIANO PLAZO	668,014	15	664,076	13
30	**OTROS CREDITOS**	**113**	**100**	**5,549**	**100**
63	OTROS CREDITOS CON COSTO	113	100	5,549	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,590,066**	**100**	**2,961,507**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,604,783	73	2,079,118	70
67	OTROS	985,283	27	882,389	30
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(2,586,798)**	**100**	**(1,994,696)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(2,586,798)	(100)	(1,994,696)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	(2,054,995)	1,090,430
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	985,283	821,038
74	NUMERO DE FUNCIONARIOS (*)	200	213
75	NUMERO DE EMPLEADOS (*)	2,590	2,750
76	NUMERO DE OBREROS (*)	4,181	4,467
77	NUMERO DE ACCIONES EN CIRCULACION (*)	243,756,094	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2000
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**11,524,423**	**100**	**14,823,721**	**100**
2	COSTO DE VENTAS	10,220,257	89	12,378,321	84
3	**RESULTADO BRUTO**	**1,304,166**	**11**	**2,445,400**	**16**
4	GASTOS DE OPERACION	1,038,460	9	1,118,905	8
5	**RESULTADO DE OPERACION**	**265,706**	**2**	**1,326,495**	**9**
6	COSTO INTEGRAL DE FINANCIAMIENTO	449,815	4	623,451	4
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(184,109)**	**(2)**	**703,044**	**5**
8	OTRAS OPERACIONES FINANCIERAS	323,531	3	64,405	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(507,640)**	**(4)**	**638,639**	**4**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,217,400	11	260,542	2
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(1,725,040)**	**(15)**	**378,097**	**3**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(455,800)	(4)	(204,592)	(1)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(2,180,840)**	**(19)**	**173,505**	**1**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(2,180,840)**	**(19)**	**173,505**	**1**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(2,180,840)**	**(19)**	**173,505**	**1**
19	PARTICIPACION MINORITARIA	(10,726)		6,975	0
20	**RESULTADO NETO MAYORITARIO**	**(2,170,114)**	**(19)**	**166,530**	**1**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**11,524,423**	**100**	**14,823,721**	**100**
21	NACIONALES	9,907,445	86	12,487,600	84
22	EXTRANJERAS	1,616,978	14	2,336,121	16
23	CONVERSION EN DOLARES (***)	158,049	1	223,161	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**449,815**	**100**	**623,451**	**100**
24	INTERESES PAGADOS	1,472,382	327	1,697,416	272
25	PERDIDA EN CAMBIOS	(494,431)	(110)	272,662	44
26	INTERESES GANADOS	96,155	21	188,234	30
27	GANANCIA EN CAMBIOS	(31,686)	(7)	18,105	3
28	RESULTADO POR POSICION MONETARIA	(463,667)	(103)	(1,140,288)	(183)
8	**OTRAS OPERACIONES FINANCIERAS**	**323,531**	**100**	**64,405**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	323,531	100	64,405	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,217,400**	**100**	**260,542**	**100**
32	I.S.R.	1,198,851	98	237,454	91
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	18,549	2	23,088	9
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2001**

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	0	17,123,692
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	11,524,423	14,823,721
39	RESULTADO DE OPERACION (**)	265,706	1,326,495
40	RESULTADO NETO MAYORITARIO (**)	(2,170,114)	166,530
41	RESULTADO NETO (**)	(2,180,840)	173,505

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2000
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(2,180,840)**	**173,505**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	2,125,514	1,744,379
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**(55,326)**	**1,917,884**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	2,048,395	27,022
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,993,069**	**1,944,906**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(2,617,837)	(509,319)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(93,600)	348,554
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(2,711,437)**	**(160,765)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(244,330)**	**(817,962)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(962,698)	966,179
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,327,181	362,154
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	364,483	1,328,333

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA ***Impresión Final***

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**2,125,514**	**1,744,379**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,207,724	1,288,769
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	166,496	168,984
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	751,294	286,626
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**2,048,395**	**27,022**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(46,405)	464,526
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	670,681	(278,964)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	862,660	136,709
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(45,524)	104,312
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	606,983	(399,561)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(2,617,837)**	**(509,319)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	243,239	2,354,620
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	36,822	1,096,119
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	123,388	24,895
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(2,186,009)	(3,113,483)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(705,169)	(827,374)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(130,108)	(44,096)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(93,600)**	**348,554**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(93,600)	348,370
31	(-) DIVIDENDOS PAGADOS	0	184
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(244,330)**	**(817,962)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	8,626	(428,622)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(210,968)	(423,036)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(41,988)	33,696

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(18.92)	%	1.17	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(31.95)	%	1.72	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(8.21)	%	0.56	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(21.26)	%	657.21	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.43	veces	0.48	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.61	veces	0.72	veces
8	ROTACION DE INVENTARIOS (**)	5.13	veces	4.47	veces
9	DIAS DE VENTAS POR COBRAR	43	días	31	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	12.39	%	11.69	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	67.45	%	62.40	%
12	PASIVO TOTAL A CAPITAL CONTABLE	2.07	veces	1.66	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	60.79	%	66.83	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	41.70	%	54.75	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.18	veces	0.78	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.64	veces	0.77	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.68	veces	1.22	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.37	veces	0.66	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.24	veces	0.31	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	5.66	%	26.82	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	(0.48)	%	12.94	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	17.77	%	0.18	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.35	veces	1.15	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	96.55	%	316.81	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	3.45	%	(216.81)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	86.35	%	51.72	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(8.90)	$	.68
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(8.90)	$	.68
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	27.86	$	39.71
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.18 veces		.25 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(.56)veces		14.61 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

Carta a los Accionistas

La peor crisis mundial de la industria siderúrgica, la desaceleración económica en Estados Unidos y México, la fortaleza del peso y los altos precios de los energéticos, ocasionaron que el año 2001 resultara uno de los más difíciles en la historia de Hylsamex.

A pesar de los esfuerzos realizados por la empresa, no fue posible neutralizar el impacto de las condiciones adversas y esto impidió el fortalecimiento de su posición financiera.

Lo anterior obligó a iniciar negociaciones con los acreedores bancarios para refinanciar los pasivos de Hylsa, principal subsidiaria de Hylsamex. Antes de finalizar el año se presentó una propuesta que fue aceptada en principio por el comité de bancos. A la fecha de este reporte, la empresa y dicho comité están en pláticas con el resto de las instituciones y esperan llegar en breve a un acuerdo definitivo.

Cabe destacar que la dedicación y el esfuerzo del personal fueron más evidentes que nunca en un año tan difícil.

Entorno Siderúrgico Mundial

La industria del acero enfrentó en 2001 la crisis más severa de su historia, debido a la excesiva capacidad instalada, así como a los subsidios gubernamentales y las prácticas desleales de comercio de algunos países. Los precios de los productos siderúrgicos se colapsaron, llegando a los niveles más bajos de los últimos 20 años.

Lo anterior ocasionó que un gran número de empresas sufrieran pérdidas. Por ejemplo, en Estados Unidos, 30 compañías, que en conjunto representan 54 millones de toneladas, equivalentes al 45% de la capacidad instalada en ese país, entraron en suspensión de pagos o cerraron sus operaciones.

Operaciones

La industria siderúrgica nacional también se vio afectada por la crisis mundial, aunada a la severa contracción de la economía mexicana. La demanda de acero se redujo en 11%, lo que ocasionó una caída de 15% en la producción de acero líquido y de 7% en la de productos terminados.

En 2001, el volumen de ventas de Hylsamex fue de 2.3 millones de toneladas, 14% por abajo del 2000. De esta cantidad, 2 millones se embarcaron al mercado nacional, 12% menos que el año anterior.

Ante esta difícil situación, Hylsamex emprendió una serie de acciones que le permitieron incrementar 11% el volumen doméstico en la segunda parte del año, contra el primer semestre, a pesar de que la actividad productiva en México acentuó su caída.

Por su parte, las exportaciones disminuyeron 26%, debido a los bajos precios internacionales. Se vendieron 323 mil toneladas, equivalentes a US$ 158 millones.

Las importaciones siguieron siendo un problema serio para los productores

mexicanos. Su participación en el consumo nacional aparente se mantuvo por arriba del 20%, observándose con frecuencia prácticas de comercio desleal.

Para enfrentar esta problemática, el gobierno mexicano autorizó en septiembre incrementar aranceles hasta un 25%, a 39 productos siderúrgicos de países con los cuales no se tienen tratados de libre comercio.

Finanzas

Debido a los menores volúmenes de venta y a los bajos precios de los productos, los resultados financieros de Hylsamex se redujeron significativamente con respecto al año anterior. Se registraron ingresos por 11,524 millones y un flujo de efectivo de 1,473 millones, cifras inferiores en 22% y 44% a las de 2000.

A pesar de la menor generación de flujo, la empresa cumplió puntualmente con el servicio de sus obligaciones financieras; incluso redujo su deuda neta en US$ 19 millones, terminando el año con un saldo de US$ 1,326 millones.

Esto fue posible gracias al uso eficiente del capital en trabajo, que generó recursos por US$ 96 millones; ganancias extraordinarias producto de operaciones con derivados financieros del gas natural por US$ 25 millones, así como un financiamiento de ALFA por US$ 40 millones.

En cuanto al refinanciamiento de la deuda bancaria de Hylsa, la propuesta presentada contempla la capitalización de los adeudos con ALFA, la extensión del plazo de pago de los pasivos bancarios, así como períodos de gracia adecuados para el pago tanto del principal como de los intereses.

Además de lo anterior, ALFA y los bancos acreedores apoyarían la liquidez de Hylsa en los próximos dos años, a través de líneas de crédito por US$ 25 millones y US$ 40 millones, respectivamente.

La conclusión de este proceso, que se espera ocurra en breve, permitirá restablecer la estabilidad financiera de Hylsa.

Estrategia

Ante la difícil situación, Hylsamex reforzó el control sobre costos y gastos y se concentró en los mercados más rentables.

En materia de gas natural, la empresa contrató con Pemex por tres años el abastecimiento de este insumo para la Planta 4M de HRD a US$ 4/MMBtu, mientras que el resto de sus necesidades las adquirió en el mercado spot. Además, al cambiar las condiciones de mercado, Hylsamex participó en operaciones de derivados financieros del gas, lo que le permitió obtener ganancias extraordinarias.

La reducción de precios de este energético permitió incrementar el uso de materias primas de menor costo, al reactivarse en julio las plantas de HRD, que se mantenían cerradas desde el año anterior.

También continuaron los esfuerzos para adecuar la plantilla laboral a las condiciones del mercado, especialmente en cuanto al personal externo contratado, que disminuyó 35% respecto de agosto de 2000.

Las acciones anteriores permitieron una disminución de 12% en los costos fijos erogables, equivalente a US$ 36 millones. En costos variables por tonelada en dólares, se tuvo un incremento de 4% en el año; sin embargo, para el último trimestre se logró reducirlos 8% con respecto al primero.

En materia de comercialización, se incrementó la participación de productos de alto valor agregado al 63% de las ventas, cifra superior al 60% registrado en el 2000. Esto permitió que el ingreso promedio por tonelada decreciera sólo 2%.

Por su parte, la Siderúrgica del Orinoco (SIDOR) -asociada venezolana no consolidada- también enfrentó un año difícil. Durante el último trimestre, la empresa informó a sus acreedores bancarios la imposibilidad de cumplir sus obligaciones financieras, iniciando un proceso de refinanciamiento de su deuda, mismo que espera concluir en 2002.

Perspectivas

Las expectativas económicas de México y la situación mundial de la industria, permiten estimar que la recuperación iniciará hacia la segunda mitad del 2002.

Hylsamex continuará con su estrategia de reducción de costos y gastos y buscará nuevas formas de mejorar su posición competitiva.

En lo comercial, espera incrementar más la participación de productos de alto valor agregado y desarrollar nuevos productos para participar en mercados no tradicionales.

Hylsamex mantiene el objetivo primordial de reforzar su estructura financiera. Para alcanzarlo, continuará con la búsqueda de un socio estratégico y la desinversión de activos no prioritarios.

El Consejo de Administración reconoce el apoyo y la confianza de los accionistas, clientes, proveedores e instituciones financieras que fueron factores claves para enfrentar las dificultades del 2001 y espera seguir contando con ellos para avanzar en la consecución de los objetivos de la empresa.

Marzo 19 de 2002 San Nicolás de los Garza, Nuevo León, México

Materias Primas

Durante el año 2001, las operaciones mineras de Hylsamex se redujeron significativamente, debido a la baja producción de fierro esponja por el alto precio del gas natural.

La producción de pélet fue de 1.7 millones de toneladas, 45% por abajo del año anterior. Este volumen, obtenido del Consorcio Minero Benito Juárez - Peña Colorada, se destinó básicamente al suministro de las plantas de reducción directa de la empresa. Las Encinas limitó sus actividades a la extracción de mineral en trozo.

Para reducir el impacto de las dificultades del mercado, se impulsó la venta de pélet y mineral en trozo. En el mercado nacional se colocaron 314 mil toneladas, 57% más que el año pasado.

En cuanto a las exportaciones, el volumen vendido llegó a 125 mil toneladas, cifra similar a la del 2001. El ingreso fue por US$ 4 millones.

HYL División tecnología

Las actividades de esta División durante 2001 se orientaron hacia proyectos para optimizar las plantas de reducción directa de la División Aceros Planos de Hylsa y a impulsar la venta de servicios de adiestramiento y asistencia técnica.

Lo anterior, ante la falta de proyectos para construir nuevas plantas de reducción directa en el mundo. Sin embargo, se consolidó la operación de la planta de Lebedinsky en Rusia.

Gracias a los proyectos de optimización, la Planta 4M en Monterrey incrementó su capacidad productiva de 750 mil a casi un millón de toneladas por año, y redujo su consumo de gas natural a sólo 2.2 gigacalorías por tonelada, cifra 8% menor a la situación anterior. Asimismo, la Planta 3M se modificó para operar bajo el esquema de proceso sin reformador, que representa el estado del arte en reducción directa.

HYL continuó reforzando su prestigio internacional en materia de asesoría técnica, al dar servicios a empresas de 8 países. Dentro de estas actividades, ya se ofrece la implementación de los sistemas de información SAP ® .

Al final del año, HYL renovó su convenio de colaboración con la empresa Ferrostaal AG de Alemania, logrando una mayor participación en los proyectos futuros para plantas de reducción directa. Además, firmó un nuevo contrato con dicha empresa para comercializar el nuevo Proceso HY-Recovery, que permite el tratamiento de polvos en los hornos eléctricos.
Hylsa División Aceros Planos

El año 2001 continuó siendo difícil para el mercado de aceros planos. La demanda de estos productos disminuyó 10%, por la contracción económica en Estados Unidos y México y la alta participación de mercado de las importaciones que fue de 24%.

La División tuvo ventas por 1.4 millones de toneladas, 17% menos que en el año 2000. La parte más afectada fue la exportación, que se contrajo 83% por la menor demanda norteamericana y los bajos precios internacionales.

Las ventas nacionales llegaron a 1.3 millones de toneladas, 8% menos que el año anterior. A pesar de esto, la División incrementó las ventas de productos de alto valor agregado, como láminas fría, caliente decapada y delgada, a un nivel de 863 mil toneladas; representando 64% del total vendido, contra el 57% del período anterior.

El precio del gas natural continuó afectando la posición competitiva de la empresa, por lo que se implementaron diferentes estrategias para hacer frente a esta circunstancia. Las necesidades de la Planta 4M, que reanudó operaciones en febrero, se contrataron con Pemex a US$ 4/MMBtu, mientras que el gas

natural para la Planta 3M, que arrancó en julio, se adquirió en el mercado spot.

En materia de calidad, se redujo el volumen de productos fuera de especificaciones y se incrementó el nivel de cumplimiento en las entregas de producto; logrando así el mejor nivel de los últimos años.

Además, se realizaron con éxito las auditorías necesarias para que la División conservara el Certificado de Calidad QS-9000 por dos años más.

A pesar de la difícil situación de la empresa, se realizaron diferentes proyectos ambientales para cumplir los compromisos contraídos con las autoridades federales y municipales. Destaca el proyecto de quemar los aceites usados en el proceso productivo para aprovechar su capacidad calorífica, así como la colocación de puntos de muestreo en las chimeneas del lavado electrolítico y en el turbogenerador.

Hylsa División Alambrón y Varilla

La severa contracción en los sectores de la construcción e industrial y los incrementos adicionales de capacidad instalada, se combinaron para que las empresas fabricantes de aceros no planos enfrentaran un entorno adverso en el 2001.

Las ventas de la División fueron 772 mil toneladas, 9% menores a las del año anterior. El producto más afectado fue la varilla, que redujo sus ventas 9%, mientras que las de alambrón crecieron 2%.

La exportación llegó a 18 mil toneladas, superior en 241% a la del 2000. Esto fue posible al comercializar productos de alto valor agregado, como el alambrón forja.

Las plantas Puebla y Norte de la División operaron satisfactoriamente, sobre todo al reiniciar actividades en junio las instalaciones de la Planta 2P de reducción directa en Puebla, al disminuir el precio del gas natural.

El molino acabador RSM de Puebla mejoró sensiblemente su productividad y calidad por las inversiones realizadas el año pasado. Esta situación le permite a la División ser el único productor que ofrece una amplia gama de calibres de alambrón para productos específicos, como tornillería y sujetadores de la industria automotriz.

Actividades adicionales, como el uso de billet con sección transversal de hasta 140 milímetros, le permiten a la División fabricar rollos de 2 toneladas, en lugar de 1.6; ofreciendo a sus clientes mayor productividad y eficiencia en el manejo del alambrón.

La Planta Puebla avanzó en el proceso para obtener el Certificado QS-9000, que espera recibir en los primeros meses del 2002 y que es solicitado por los clientes de la industria automotriz.

Al final del 2001, se crearon las empresas Hylsa Puebla, S. A de C. V., e Hylsa Norte, S. A. de C. V., con objeto de facilitar la incorporación a futuro de un socio estratégico.

Hylsa División Aceros Tubulares

Esta División también tuvo un desempeño positivo durante 2001, a pesar de las dificultades del mercado nacional e internacional.

Las ventas totales de productos tubulares alcanzaron un volumen 14% superior al del 2000. Los embarques al mercado nacional crecieron 20% por encima del nivel del año pasado.

Este desempeño se logró al incrementar las ventas de perfiles comerciales y polín, mediante la integración con la red comercial de Galvak y una mayor presencia en las regiones centro y sur del país.

La División inició la venta de tubería de diámetros mayores a 6", que maquila una tercera empresa utilizando lámina de la División Aceros Planos. Además, se instaló equipo para fabricar polín pintado.

A fin de optimizar operaciones e incrementar la productividad, la División implementó un nuevo sistema de control de los diferentes procesos productivos, similar al que utiliza Galvak.

En el aspecto ambiental, se realizaron mejoras a los sistemas de recolección de ácidos en el área de galvanizado, para prevenir la contaminación del subsuelo.

Galvacer

A través de Galvacer, Hylsamex consolidó en 2001 su participación en el mercado de aceros procesados, no obstante la menor demanda, las altas importaciones y los bajos precios del acero.

Esta unidad de negocios logró incrementar sus ventas 8%, para un total de 658 mil toneladas de productos de alto valor agregado, como lámina galvanizada y pintada, perfiles estructurales y tubería con costura.

Los ingresos fueron por US$ 488 millones, que representan el 40% del total de Hylsamex.

Del volumen total, 506 mil toneladas se destinaron al mercado local, 7% más que el año anterior. Las exportaciones ascendieron a 152 mil toneladas, para un incremento del 13%.

Estos logros reflejan una mayor integración comercial y un amplio conocimiento del mercado por parte de las empresas y unidades que integran Galvacer -Galvak, Galvamet, Hylsa División Aceros Tubulares y Galvacer Chile.

Galvak

El mercado de los aceros recubiertos también enfrentó un entorno económico adverso. Sin embargo, Galvak logró mantener su posición relevante en el mercado al incrementar su volumen de ventas domésticas y de exportación.

Los embarques al mercado nacional crecieron por la introducción de nuevos productos que tuvieron excelente aceptación por ser innovadores y generar

valor agregado a los clientes. Destacan el Panel Lite y la Galvateja Cerámica, destinados a la construcción; así como el Dry-Lub, lámina galvanizada que facilita el estampado en la industria automotriz.

Las exportaciones se incrementaron 13%, apoyadas por una estrategia enfocada hacia el último consumidor, con productos de alto valor agregado, y la apertura de oficinas comerciales en Santiago de Chile y Toronto, Canadá.

Los logros comerciales de Galvak se apoyan en avanzadas tecnologías de la información. Destacan los Sistemas SAP®, que permiten integrar las diversas actividades de la empresa; el Sistema Electrónico de Respuesta al Cliente (SERCliente), que cuenta ya con 150 usuarios registrados; y la Tecnología GPS, que da seguridad y confiabilidad a la logística de transporte.

Para impulsar la cultura de calidad, se implementó la metodología Seis Sigma, que permite reforzar los estándares de calidad y mantener una práctica de clase mundial. Los resultados a la fecha son muy favorables.

En cuestión ambiental, se logró la reducción y reciclaje de residuos. Para prevenir fugas de amoníaco, se instalaron sensores y sistemas de inundación, y se integraron brigadas contra este tipo de contingencias.

Durante 2001, Galvak recibió tanto el Premio Nacional como el Estatal de Seguridad e Higiene, así como el reconocimiento de Empresa Líder en Protección Civil.

Acerex

Esta empresa, dedicada al procesamiento de aceros planos, volvió a registrar un buen año, a pesar del entorno económico recesivo, la menor demanda de acero y el bajo nivel de precios.

Las ventas totales incrementaron su volumen 5% sobre el año anterior, gracias al excelente desempeño de la venta directa nacional, que creció 19%.

La actividad maquiladora aumentó 3%, mientras que la exportación disminuyó 45% por la desaceleración económica norteamericana y los bajos precios del acero.

Durante el año, se incursionó en el procesamiento de materiales de mayor valor agregado, como acero inoxidable y aluminizado; lo que permitió ampliar la cartera de clientes.

Este desempeño refleja la capacidad de Acerex para conjuntar exitosamente una fuerza laboral altamente productiva, una eficiente infraestructura de información y un moderno sistema de logística. Prueba de ello es el servicio justo a tiempo que opera sin problemas con 15 fabricantes de partes automotrices localizados en todo el país.

Los avances logrados por Acerex reflejan la contribución y el apoyo de su socio Worthington Industries, líder procesador de aceros planos en Estados Unidos.

Asociada Venezolana no Consolidada

La Siderúrgica del Orinoco (SIDOR), asociada venezolana no consolidada, también enfrentó un año difícil, debido a la caída de los precios internacionales, la desaceleración de la economía venezolana, la apreciación del Bolívar y paros laborales que afectaron su desempeño.

Sus ventas totales fueron 2.7 millones de toneladas, 5% superiores al 2000; impulsadas por un crecimiento del 17% en las exportaciones, que llegaron a 1.7 millones de toneladas. Los embarques domésticos fueron 1.2 millones de toneladas, 9% menos que el año anterior.

Con relación al proceso de reestructuración de su deuda, SIDOR espera concluirlo en el 2002.

Análisis de la Administración Sobre los Resultados

Resumen

El siguiente reporte deberá ser leído junto con la Carta a los Accionistas (página 1), el Informe de Operaciones (página 4), los Estados Financieros Auditados (página 15) y con la Información Suplementaria (página 26). La información se proporciona en pesos (Ps) de diciembre 31 de 2001. Algunas cifras se determinan en millones de dólares nominales, o en toneladas métricas.

Los resultados financieros de Hylsamex siguieron influenciados por la desaceleración de las economías mexicana y norteamericanas. La administración concentró sus esfuerzos en reducir costos y en minimizar el efecto de la caída en precios. Durante el año, el ingreso en dólares de la Compañía disminuyó 16% con relación al año 2000 debido a la caída de 14% en los embarques. A pesar de que los costos en efectivo y los gastos de administración mejoraron en 11%, la disminución en generación de flujo de efectivo totalizó US$ 98 millones.

En diciembre de 2001, el ingreso en dólares por tonelada fue de US$ 481, 9% menor al de US$ 526 registrado en enero. Esta disminución, junto con el 14% de decremento en volumen de ventas, impidió que Hylsamex mejorara su flujo de efectivo.

Para contrarrestar la caída en EBITDA, Hylsamex utilizó varios mecanismos de cobertura a lo largo del año para obtener beneficios de la disminución en los precios del gas natural. Se obtuvo un total de US$ 25 millones que se aplicó como partida extraordinaria de reducción de costos. Adicionalmente, la Compañía obtuvo ahorros por US$ 96 millones en capital de trabajo por medio de mejoras en la rotación de inventarios. Hylsamex pudo cubrir sus obligaciones financieras y de impuestos y con el sobrante, redujo ligeramente su deuda neta.

Sin embargo, los esfuerzos realizados por la administración no fueron suficientes para contrarrestar el continuo deterioro de los fundamentales del mercado siderúrgico, y empezó a negociar con los bancos acreedores de Hylsa -la principal subsidiaria de Hylsamex- el refinanciamiento del total de su endeudamiento. En diciembre se presentó una propuesta inicial a todas las instituciones financieras, con previa aprobación del Comité de Bancos, y se espera concluir el proceso en fechas próximas.

Llegar a un acuerdo de refinanciamiento exitoso con los bancos de Hylsa permitirá que Hylsamex ajuste sus obligaciones financieras a términos y condiciones más adecuados que reflejen las condiciones actuales del mercado siderúrgico. La propuesta contempla (i) la capitalización, por parte de Alfa, de la deuda ínter-compañía, (ii) la extensión de los vencimientos de pasivos bancarios así como períodos de gracia tanto de principal como de interés, y (iii) líneas comprometidas por parte de Alfa y los bancos acreedores para reforzar la liquidez de Hylsa en el corto plazo.

Mercado del Acero

De acuerdo con datos preliminares publicados por la CANACERO, el consumo de acero en México creció 15% en el período enero-diciembre de 2001; sin embargo, sobre una base anual, el consumo disminuyó 7% en comparación a los niveles del año 2000. De esta manera, la producción de acero plano en México -de productos relevantes para Hylsamex- mejoró 6%, permitiendo que la Compañía incrementara sus embarques domésticos trimestre a trimestre. La demanda para productos no planos sólo se incrementó en 4% desde enero de 2001, debido a que durante el segundo y tercer trimestre de 2001 se registró una caída en la demanda de estos productos como resultado del deterioro en la actividad económica, particularmente en el sector de construcción. Las importaciones de productos planos muestran una clara tendencia a la baja, y los incrementos recientes en las tarifas arancelarias podían contribuir aún más; sin embargo, aún representan aproximadamente 26% de participación de mercado.

Siguiendo una petición de CANACERO a principios del año, el 5 de septiembre de 2001, la Secretaría de Economía anunció el incremento en las tarifas arancelarias de ciertos productos de acero provenientes de países con los cuales México no tiene tratados de libre comercio. Las tarifas de importación, que se habían establecido en 13% -18% para productos de acero recubierto-, se incrementaron a 25%. El nivel de aranceles estara vigente por un año, efectivo el día siguiente de su publicación. Adicionalmente, el 15 de marzo de 2002, la Secretaría de Economía incrementó a 35% estas tarifas.

Volumen de Ventas

El volumen de ventas en 2001 fue de 2,343,500 toneladas, 14% inferior al de 2,722,200 toneladas vendidas durante el año anterior. La diferencia puede atribuirse al paro de operaciones en el Molino #1 de la División Aceros Planos -que contribuyó con aproximadamente 408,000 toneladas en 2000- debido a la contracción en la demanda doméstica y a la disminución en los precios internacionales del acero. Por otro lado, la caída en la demanda de productos no planos, evidenciada por la reducción en el gasto del Gobierno destinado a la construcción en 2001, causó una disminución de 10% en los embarques de varilla. No obstante, las demás instalaciones de Hylsamex incrementaron su producción año con año, y operaron a cerca del 100% de su capacidad instalada. A continuación se detalla el comportamiento de los mercados doméstico y de exportación:

Las ventas al mercado doméstico totalizaron 2,020,200 toneladas, 12% menores a los embarques de 2,287,000 toneladas de 2000. La mayoría de la disminución resultó del paro del Molino #1 de Aceros Planos, ya que la producción de esta planta tradicionalmente se vendía en el mercado doméstico.

Hylsamex vendió 323,300 toneladas en los mercados internacionales, nivel

26% inferior al de 435,200 toneladas en 2000, pero al mismo tiempo, a un precio 4% superior debido a la mejora en la mezcla de ventas. Durante los primeros 6 meses de 2000, la Compañía vendió cantidades adicionales de productos tanto básicos como de valor agregado. Sin embargo, durante el segundo semestre, el deterioro de las condiciones económicas tanto en México como en Estados Unidos se hizo más aparente, y la demanda empezó a decrecer, cayendo aún más en 2001. Como resultado, el margen de exportaciones a ventas totales cayó de 16.0% en 2000 a 13.8% en 2001, pero la proporción de productos de valor agregado en la mezcla de exportaciones subió de 79.6% en 2000 a 86.5%.

Ingreso

El ingreso de Hylsamex disminuyó 22%, de Ps 14,823 millones (US$ 1,440 millones) en 2000 a Ps 11,524 millones (US$ 1,211 millones) en 2001. Tanto la disminución de 10% en los precios en pesos de la Compañía (Ps 5,445 en 2000 contra Ps 4,918 en 2001) y la reducción de 14% en los embarques causaron la caída en ingreso.

En dólares, el ingreso por tonelada fue de US$ 517, inferior en 2% al de US$ 529 registrado el año anterior. Esta disminución se debió a una caída de US$ 14/tonelada en los precios, parcialmente compensada por un incremento de US$ 2/tonelada proveniente de otros ingresos relacionados al acero.

Costo de Ventas

El costo de ventas en 2001 totalizó Ps 10,220 millones (US$ 1,073 millones), 17% menor al de Ps 12,378 millones (US$ 1,203 millones) registrado en 2000. La disminución resultó de la caída de 14% en embarques. Adicionalmente, Hylsamex registró una reducción de costos de 3% como resultado de medidas de contención de costos que la administración implementó durante 2001.

El costo por tonelada en 2001 fue de Ps 4,361, reflejando una disminución de 4% contra el costo de Ps 4,547 obtenido en 2000. El costo por tonelada en dólares subió 4%, de US$ 442 en 2000 a US$ 458 en 2001. Este incremento se presentó debido a la alta correlación con el dólar que presenta la estructura de costos de Hylsamex. En contraste con el efecto negativo en los ingresos, un peso fuerte reduce el efecto de los incrementos en dólares de los insumos cuando se miden en pesos constantes. La diferencia de US$ 16/tonelada se atribuyó a lo siguiente:

Incremento de US$ 13/tonelada en costos variables. Este aumento se debió, en su mayoría, a una mejora en la mezcla de ventas en 2001, que incluyó más productos de valor agregado (59.5% en 2000 contra 62.6% en 2001). En una base absoluta, el costo variable disminuyó 10% durante el año. Como se explica a continuación, en 2001 se registró una mejora en los precios de los principales insumos variables requeridos para la producción de acero:

Gas Natural. El precio que Hylsamex pagó durante el año fue 2% menor al de 2000. Con los mecanismos de cobertura de gas natural implementados durante el año se obtuvieron ganancias por US$ 25 millones; US$ 5 millones se aplicaron directamente como disminución en el precio del gas y el resto como partida extraordinaria de reducción del costo de ventas. El precio de US$ 3.49/MMBTu que Hylsamex pagó durante el año se compuso de la siguiente manera:

* El contrato a precio fijo con PEMEX para los requerimientos de la planta "4M" y equipo periférico. El contrato está fijo en US$ 4.0/MMBTu y estará vigente hasta diciembre de 2003.

* El precio spot para el consumo de las plantas de reducción directa no incluidas en el contrato con PEMEX.

Electricidad. El costo de la electricidad subió 5% con relación al año anterior. El incremento se explica con el 59% de la tarifa relacionado con tres indicadores del índice de precios al productor, que varía de acuerdo a la inflación doméstica.

Hierro de Reducción Directa (HRD). Siguiendo la tendencia en los precios del gas natural, el costo de producción HRD disminuyó 3% año con año. Durante 2001, Hylsamex incrementó consistentemente la proporción de este insumo en su carga metálica, de 20% en el primer trimestre, a 65% en el cuarto. Sobre una base anual, el HRD representó 45% de la carga metálica, en comparación al 57% utilizado en 2000.

Otros Insumos Metálicos. Los precios de la chatarra de acero siguen la misma tendencia que los precios del acero, llegando al nivel más bajo de los últimos tres años. El contenido total de chatarra en la carga metálica fue de 44% en 2001 comparado con 42% el año anterior. Adicionalmente, Hylsamex utilizó 12% de metálicos como la briqueta reducida y el arrabio para compensar la pérdida de producción de HRD durante los primeros seis meses del año.

Incremento de US$ 12/tonelada en costos fijos. Este incremento ocurrió como resultado de (i) un prorrateo menos eficiente dada la disminución en embarques de 14% y (ii) mayor costo de personal debido a la apreciación del peso. La compañia disminuyó sus costos fijos en US$30 millones con respecto al año 2000. 160 120 80 40 0 11

Reducción de US$ 9/tonelada proveniente de ingreso extraordinario. Este monto representa los US$ 20 millones cobrados en agosto como resultado de la venta de una cobertura de gas natural que cubría el período abril de 2002 a diciembre de 2003.

Gastos de Operación, Utilidad de Operación y Flujo de Efectivo

Gastos de Operación

Los gastos de operación en 2001 totalizaron Ps 1,038 millones (US$ 109 millones), mostrando una disminución de 7% contra los gastos de Ps 1,119 millones (US$ 109 millones) registrados en 2000. La reducción en pesos constantes se registró en los gastos de administración y ventas, debida en su mayoría a menores pagos a la holding dada la caída en ingreso.

El margen de gastos de operación a ingreso fue de 9.0% en 2001, mayor al de 7.5% registrado en 2000. A pesar de la disminución en gastos de operación, el incremento se debió a la caída de 22% en el ingreso en 2001 en comparación a 2000.

Utilidad de Operación

En 2001, Hylsamex obtuvo Ps 266 millones (US$ 29 millones) de utilidad de

operación, 80% inferior a la de Ps 1,326 millones (US$ 128 millones) registrada en 2000. Esta disminución resultó de la conjunción de menor demanda, menor precio de venta de productos y la sobrevaluación del peso. El margen de operación para el año 2001 fue de 2.3%, comparado con el de 8.9% registrado el año anterior.

Flujo de Efectivo

En 2001, la generación de flujo de efectivo totalizó US$ 155 millones, registrando una disminución de 39% del EBITDA de US$ 253 millones obtenido en 2000. Mientras que la mayor parte de la disminución se explica con la caída en volumen de ventas, la disminución en precios y el incremento en costo variable unitario también fueron substanciales. Los ahorros generados en gastos de operación y costos fijos, junto con la partida extraordinaria de US$ 20 millones, compensaron la disminución en flujo de efectivo pero resultaron insuficientes.

Resultado Integral de Financiamiento

Durante 2001, Hylsamex registró un costo financiero neto de Ps 450 millones (US$ 47 millones), comparado con el costo de Ps 623 millones (US$ 61 millones) obtenido en 2000. La diferencia entre los dos años se atribuyó a lo siguiente:

* La valuación del peso, que pasó de una depreciación promedio de 0.8% en 2000 a una apreciación de 4.8% en 2001.

* Una tasa de inflación menor en 2001 que disminuyó el nivel de ganancias monetarias.

* Una disminución en la tasa de interés LIBOR y una reducción en deuda que redujeron la carga financiera en 2001.

Impuesto y Reparto de Utilidades

La Compañía acumuló Ps 1,218 millones en impuestos y reparto de utilidades en 2001 en comparación a Ps 260 millones registrados en 2000. La mayor parte de esta cifra en 2001 correspondió a una provisión por impuestos por Ps 1,063 millones. De acuerdo al programa de refinanciamiento de Hylsa en 2001, se prepararon proyecciones financieras que fueron revisadas por auditores independientes. Estas proyecciones mostraron una baja probabilidad para recuperar los créditos de impuesto al activo pagado en años anteriores principalmente en Hylsa, y pérdidas fiscales por amortizar de otras subsidiarias de Hylsa. De esta manera, y en estricta observancia del Boletín D-4 de los PCGA en México, durante 2001 Hylsamex realizó un ajuste en la provisión de impuestos diferidos por Ps 1,263 millones.

Al 31 de diciembre de 2001, la Compañía tenía Ps 913 millones de pérdidas fiscales por amortizar que expirarán entre los años 2002 y 2009. A final de 2000, Hylsamex había acumulado Ps 524 millones en impuesto al activo pagado en años anteriores, que se podrá acreditar contra el impuesto sobre la renta a pagar que exceda la tasa mínima de impuesto al activo. Este impuesto al activo acumulado expirará entre los años 2002 y 2009.

Utilidad Neta Correspondiente al Interés Mayoritario

La pérdida neta mayoritaria en 2001 totalizó Ps 2,170 millones (US$ 225 millones) comparada a la utilidad neta mayoritaria de Ps 167 millones (US$ 15 millones) obtenida en 2000. La disminución de Ps 2,377 millones de 2000 a 2001 se debió principalmente a la disminución de Ps 1,060 millones en utilidad de operación y al ajuste en provisión de impuestos diferidos por Ps 1263 millones.

Inversión en activo fijo

El gasto por inversión en activo fijo en 2001 totalizó Ps 219 millones (US$ 23 millones) en comparación a la inversión de Ps 444 millones (US$ 43 millones) registrada en 2000. La mayoría del desembolso correspondió a cargos diferidos relacionados con el descapote en las minas. Hylsamex redujo el nivel de inversión en activo fijo a niveles mínimos en un esfuerzo por incrementar el flujo de efectivo disponible para servir sus obligaciones financieras.

Deuda y Estructura Financiera

Nivel de Deuda

La deuda, neta de caja, al 31 de diciembre de 2001, totalizó US$ 1,326 millones, US$ 19 millones menos que la deuda de US$ 1,345 millones registrada a fines del año 2000. Esta reducción se logró con el flujo de efectivo generado internamente así como de ahorros significativos en capital de trabajo, particularmente en inventarios.

Estructura Financiera

Hylsamex terminó el año con un balance de caja equivalente a US$ 40 millones, comparado con un nivel de US$ 133 millones en diciembre 31 de 2000. La deuda a corto plazo totalizó US$ 196 millones, similar a la de US$ 200 millones registrada en 2000. En 2001, la Compañía pagó US$ 112 millones en amortizaciones de la deuda a largo plazo, y enfrenta pagos por US$ 299 millones durante 2002.

Subsidiaria No Consolidada (Amazonia)

La participación minoritaria de Hylsamex en Amazonia en 2001 resultó en una pérdida de Ps 456 millones (US$ 49 millones), comparada con la pérdida de Ps 205 millones (US$ 20 millones) registrada en 2000.

El volumen de ventas de Sidor en 2001 fue de 2.9 millones de toneladas, reflejando un incremento de 5% sobre el año anterior. El margen de exportaciones a ventas totales subió de 53% en 2000 a 59% en 2001, y Sidor registró un récord en el volumen de exportación. Este cambio se debió, en parte, a más ventas de productos semiterminados como planchón y palanquilla. El ingreso de Sidor disminuyó 11%, de US$ 906 millones en 2000 a US$ 804 millones en 2001 a pesar del incremento en volumen. Los precios de Sidor cayeron 15%, a un promedio de US$ 280/tonelada en 2001. La generación de flujo de efectivo para el año 2001 totalizó US$ 82 millones, comparada con el EBITDA de US$ 125 millones registrado el año anterior.

Con respecto a su situación financiera, el 18 de diciembre de 2001 Sidor y

Amazonia incumplieron con pagos de interés por US$ 31.3 millones y US$ 8.1 millones, respectivamente. Este incumplimiento fue el resultado de las condiciones adversas en los mercados de acero internacionales y en el crecimiento mundial, particularmente en los mercados a los que Sidor exporta sus productos. Adicionalmente, el mercado venezolano se deterioró aún más debido a la creciente competencia de importaciones y por la apreciación del bolívar frente al dólar.

Como se anunció a finales de octubre de 2001, Sidor y Amazonia contactaron a sus acreedores bancarios y a las entidades controladas por el gobierno para reestructurar o refinanciar sus obligaciones financieras. Sidor espera finalizar este proceso durante 2002.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

HYLSAMEX, S. A. DE C. V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AL 31 DE DICIEMBRE DE 2001 COMPARATIVOS CON 2000

Millones de pesos de poder adquisitivo del 31 de diciembre de 2001
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

	% de tenencia al 31 de diciembre de (a)	
	2001	2000
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V. (b)	100	
Hylsa Norte, S. A. de C. V. (b)	100	
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V.	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V. (c)	100	100
Comercializadora Las Encinas, S. A. de C. V. (c)	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V. (d)	100	
Ferropak, S. A. de C. V. (d)	100	

	% de tenencia al 31 de diciembre de (a)	
	2001	2000
Galvak, S. A. de C. V. y subsidiarias:	100	100
Galvamet Trading, Inc.	100	100
Galvacer Chile, S. A.	100	100
Acerex, S. A. de C. V. (e)	51	
Acerex Servicios, S. A. de C. V.	100	

Hylsa Latin, LLC. (Hylsa Latin) y asociadas (f): 100 100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) 37 35
CVG Siderúrgica del Orinoco, C. A. (Sidor) 70 70

Galvanet, S. A. de C. V. 100 100

Express Anáhuac Operadora, S. A. de C. V. (h) 100
Express Anáhuac, S. A. de C. V. (h) 100

Express Anáhuac Inmobiliaria, S. A. de C. V. (g) 100

Express Anáhuac Servicios, S. A. de C. V. (g) 100

Promotora Azteca Mexicana, S. A. de C. V. (h) 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociadas.

(b) El 30 de noviembre de 2001 los accionistas aprobaron la escisión de HYLSA. Como resultado se crearon dos nuevas empresas a las cuales se distribuyeron activos, pasivos y capital contable existentes al 31 de diciembre de 2001.

El acuerdo de escisión establece que: (a) HYLSA subsiste como entidad escindente y mantendrá la operación de las líneas de producción de aceros planos, aceros tubulares y tecnología, y (b) se incorporan dos nuevas compañías, Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) e Hylsa Norte, S. A. de C. V. (Hylsa Norte) (compañías escindidas), constituidas con el propósito de operar las líneas de producción de alambrón y varilla en sus plantas de Xoxtla, Puebla y Apodaca, Nuevo Léon, respectivamente.

El 31 de diciembre de 2001, inmediatamente después de ser efectiva la escisión antes descrita, HYLSA adquirió de HYLSAMEX las acciones representativas del capital de las compañías escindidas, por lo que a partir de esa fecha las compañías escindidas son subsidiarias de HYLSA; esta operación se efectuó a crédito con base al valor contable de dichas entidades, capitalizándose en esa misma fecha los derechos de crédito correspondientes.

(c) En noviembre de 2001 los accionistas de Las Encinas, S. A. de C. V. aprobaron los siguientes acuerdos: (a) la escisión de la compañía y la creación de una nueva empresa denominada Operadora Las Encinas, S. A. de C. V. y (b) la fusión de Operadora Las Encinas, S. A. de C. V. con Comercializadora Las Encinas, S. A. de C. V., subsistiendo esta última como entidad fusionante, a la que se asignó la operación de la producción de mineral de hierro peletizado (pélet).

(d) En noviembre de 2001 los accionistas aprobaron la fusión de Ferropak, S. A. de C. V. con Ferropak Comercial, S. A. de C. V. (antes Teracor, S. A. de C. V., parte relacionada), subsistiendo ésta última como entidad fusionante.

(e) En junio de 2001 HYLSA vendió a Galvak, S. A. de C. V. (GALVAK), la totalidad de su participación accionaria en Acerex, S. A. de C. V.

(f) Amazonia es propietaria del 70.0% del capital común de Sidor, empresa venezolana (véase Nota 5).

(g) Express Anáhuac, S. A. de C. V. (EXXAN) fue subsidiaria de Promotora Azteca Mexicana, S. A. de C. V. (Promotora Azteca) hasta diciembre de 2001, fecha en que Promotora Azteca vendió sus acciones a Express Anáhuac Operadora, S. A. de C. V., entidad constituida en diciembre de 2001 por HYLSAMEX.

Previamente, en noviembre de 2001 EXXAN constituyó dos nuevas empresas: Express Anáhuac Inmobiliaria, S. A. de C. V. (EXXAN Inmobiliaria) y Express Anáhuac Servicios, S. A. de C. V. (EXXAN Servicios) (las compañías constituidas), a las que vendió sus inmuebles y equipo de transporte, respectivamente.

Posteriormente, en diciembre de 2001 EXXAN se escindió creándose Express Anáhuac Comercializadora, S. A. de C. V. (EXXAN Comercializadora), a la que transfirió las acciones de las compañías constituidas señaladas en el párrafo anterior.

(h) Promotora Azteca se fusionó en diciembre de 2001 con EXXAN Comercializadora, subsistiendo Promotora Azteca como entidad fusionante, vendiendo las acciones de EXXAN Inmobiliaria y EXXAN Servicios a HYLSAMEX.

Adicionalmente, en diciembre de 2001 Promotora Azteca se escindió creándose dos nuevas empresas: Promotora Azteca del Norte, S. A. de C. V. y Promotora Azteca del Noreste, S. A. de C. V. (compañías escindidas), subsistiendo Promotora Azteca como escindente. En ese mismo mes HYLSAMEX vendió a ALFA las acciones representativas del capital de dichas entidades.

Las transacciones a que se hace referencia en los incisos (g) y (h) anteriores, se llevaron a cabo tomando como base el valor contable de las entidades involucradas a las fechas de dichas transacciones.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso d. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2001.

Los estados financieros de la subsidiaria y las asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México. El efecto de la conversión de dichos estados financieros se registra directamente en el capital contable.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 351.418, 336.596 y 308.919 al 31 de diciembre de 2001, 2000 y 1999, respectivamente (1994 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se presentan a su valor de mercado.

b. Inventarios y costo de ventas (Nota 4)

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociadas (Nota 5)

Las acciones de empresas asociadas (véase inciso (f) en Nota 1) se registran por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras posteriores a la fecha de compra.

d. Inversión en acciones de subsidiarias

En el estado de situación financiera individual de HYLSAMEX, la inversión en acciones de subsidiarias se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras posteriores a la fecha de compra.

e. Inmuebles, maquinaria, equipo y depreciación (Nota 6)

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda

extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos, hasta que inician su operación normal.

f. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

g. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro (véase Nota 9).

h. Transacciones en divisas y diferencias cambiarias (Nota 7)

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro (Nota 9)

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido (véase Nota 10).

k. Resultado integral de financiamiento (Nota 12)

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades (Nota 14)

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Utilidad (pérdida) integral

A partir del 1o. de enero de 2001, las empresas adoptaron las disposiciones del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral. El estado de variaciones en el capital contable por el año 2000 fue reestructurado para hacerlo comparativo con el de 2001.

3. SALDOS Y OPERACIONES CON PARTES RELACIONADAS

Las otras cuentas por cobrar que se muestran en el estado individual de situación financiera al 31 de diciembre de 2001 y 2000, incluyen $170 y $237 de cuentas por cobrar a subsidiarias, respectivamente.

Los préstamos de ALFA corresponden a la disposición de la línea de crédito por US$40 millones establecida en marzo de 2001 por ALFA en favor de HYLSA, como parte de los acuerdos, a esa fecha, de la reestructura de la deuda de la Compañía (véase Nota 8). Esta línea de crédito devenga intereses a tasa variable (6.28% al 31 de diciembre de 2001).

Los estados de resultados incluyen las siguientes transacciones con partes relacionadas:

	2001	2000
Consolidado		
Servicios corporativos pagados	($ 302)	($ 404)

HYLSAMEX		
Ventas	48	
Compras / costo de ventas	(518)	(805)
Gastos de operación	(119)	(179)
Productos financieros, neto	15	43

El saldo que se muestra en el estado de situación financiera se deriva de las operaciones antes mencionadas.

4. INVENTARIOS

Al 31 de diciembre las cifras de inventarios se integraban como sigue:

	2001	2000
Productos terminados	$ 438	$ 706
Productos en proceso	348	434
Materias primas	426	734
Refacciones, herramientas y materiales	778	896
Costo estimado de reposición	$ 1,990	$ 2,770

5. INVERSION EN ACCIONES DE ASOCIADAS

Al 31 de diciembre de 2001 esta inversión se integraba como sigue:

	Consolidado	HYLSAMEX
Amazonia / Sidor	$ 452	$ 452
Amazonia / Sidor - Cuenta por cobrar convertible en acciones	445	
Otras	76	
	$ 973	$ 452

HYLSAMEX posee directamente y a través de su subsidiaria Hylsa Latin el 36.55% del capital común de Amazonia y esta última empresa es tenedora del 70.0% del capital común de Sidor, asociada venezolana.

De acuerdo con los principios contables, la inversión en Amazonia se valuó mediante el método de participación. Al 31 de diciembre de 2001 la aplicación del método de participación se determinó basándose en estados financieros internos preparados por la Administración de dicha asociada a esa misma fecha. A la fecha de la emisión de los estados financieros dictaminados de HYLSAMEX, no se contaba con las cifras auditadas de Amazonia.

La crisis siderúrgica mundial y otros factores adversos han impactado considerablemente la situación financiera y los resultados de operación de Sidor. Esta situación ha generado el incumplimiento de compromisos financieros incluidos en los contratos de su deuda bancaria, lo que origina que dichas deudas puedan ser exigibles de inmediato por los acreedores, causando la reclasificación del pasivo a largo plazo como parte del pasivo a corto plazo. A la fecha de este informe, la asociada está en proceso de reestructurar sus pasivos. Las negociaciones se encuentran en espera de la determinación de proyecciones financieras para la definición de los flujos

futuros de fondos, que además permitan determinar la necesidad o no, de registrar castigos a los valores de sus activos fijos.

Debido a que HYLSAMEX reconoce su participación en el capital contable de Amazonia a través del método de participación, lo mencionado en el párrafo anterior sólo afectará el valor de la inversión que se presenta en los estados de situación financiera de HYLSAMEX.

Derivado de la compra de las acciones de Sidor en enero de 1998: (i) se establecieron ciertas obligaciones garantizadas por Amazonia y sus accionistas hasta por US$150 millones, y (ii) Amazonia celebró un contrato de garantía con recurso hacia sus accionistas por el pasivo de Sidor que ascendía a la fecha de cierre del ejercicio aproximadamente a US$671 millones.

En caso de que Sidor no lograra reestructurar sus pasivos bancarios y no pudiera continuar como negocio en marcha, HYLSAMEX podría ser requerida por los acreedores para asumir su parte de las obligaciones contingentes de esta asociada, en la proporción a su participación del 36.55%.

6. INMUEBLES, MAQUINARIA Y EQUIPO

El rubro consolidado comprendía lo siguiente:

	2001	2000
Terrenos	$ 1,055	$ 1,062
Activos depreciables	34,554	36,830
Inversiones en proceso y otros activos	288	604
	35,897	38,496
Menos - Depreciación acumulada	17,005	17,765
Valor neto actualizado	$ 18,892	$ 20,731

La depreciación cargada a resultados representó tasas anuales promedio de 2.9% en 2001 y 2.8% en 2000.

En la Nota 8 se indican los gravámenes que existen sobre los activos fijos.

7. POSICION EN DIVISAS

Al 31 de diciembre de 2001 y 2000 el tipo de cambio fue de 9.14 y 9.60 pesos nominales por dólar americano, respectivamente. Al 28 de febrero de 2002, fecha de emisión de los estados financieros dictaminados, el tipo de cambio es de 9.08 pesos nominales por dólar.

Las cifras que se muestran a continuación en esta nota están expresadas en miles de dólares, por ser la moneda extranjera preponderante para las empresas.

Al 31 de diciembre de 2001 se tenían los siguientes activos y pasivos en divisas:

	Consolidado	HYLSAMEX
Activos monetarios	US$ 132,951	US$ 12,074
Pasivos a corto plazo	(408,729)	(38,917)
Pasivos a largo plazo	(782,100)	(10,716)
	(1,190,829)	(49,633)
Posición monetaria en divisas	(US$ 1,057,878)	(US$ 37,559)
Activos no monetarios	US$ 1,058,475	US$ 3,132

Los activos no monetarios (inventarios, maquinaria y equipo) que antes se mencionan, son aquellos cuya manufactura se realiza fuera de México y se expresan a su valor neto actualizado. También se incluye en este concepto la inversión en acciones de asociadas.

A continuación se resumen las cifras de las transacciones en divisas:

	2001	2000
Consolidado		
Mercancías y servicios:		
Exportaciones	US$ 158,049	US$ 223,212
Importaciones	(205,971)	(262,487)
Gasto por intereses, neto	(99,259)	(101,804)
Importaciones de maquinaria y equipo	(1,291)	(3,818)
HYLSAMEX		
Gasto por intereses, neto	(3,629)	(2,313)

8. DEUDA A LARGO PLAZO

Al 31 de diciembre de 2001 la deuda a largo plazo comprendía lo siguiente:

	Consolidado	HYLSAMEX	Tasa de interés(*)
Préstamos en dólares:			
Eurobonos (a)	$ 2,707		9.82%
Obligaciones (b)	860		3.20%
Papel comercial USCP	457		8.31%
Bancarios, garantizados con cuentas por cobrar y con los bienes adquiridos	778		5.09%
Bancarios, garantizados con exportaciones (c)	530	$ 227	4.66%
Bancarios, sin garantía (d)	2,623	104	5.89%
Préstamos en moneda nacional:			
Bancarios, garantizados con los bienes adquiridos	31		11.36%
Bancarios, sin garantía	1,708		10.24%
Préstamo en Unidades de Inversión (e)	668		8.75%
	10,362	331	

Vencimientos a corto plazo (2,484) (233)
Deuda a largo plazo $ 7,878 $ 98

Los vencimientos de la deuda a largo plazo eran como sigue:

	Consolidado	HYLSAMEX
2003	$ 2,307	$ 98
2004	1,750	
2005	1,060	
2006	18	
2007	2,743	
	$ 7,878	$ 98

(*) Promedio ponderado de las tasas nominales vigentes al 31 de diciembre de 2001.

(a) Los eurobonos, por un monto de US$300 millones, fueron colocados por HYLSA en el extranjero y originalmente son pagaderos en 2007, con opción de recompra a partir del año 2002. Este pasivo se presenta neto de un descuento de US$3.9 millones (equivalentes a $35.6).

(b) Las obligaciones están garantizadas por ciertos activos de HYLSA e HYLSAMEX. Este pasivo, con valor nominal de US$100 millones, se presenta neto de un descuento de US$5.9 millones (equivalentes a $53.9).

(c) Incluye: (i) préstamos por US$30 millones que establecen condiciones para HYLSAMEX, tales como canalizar ciertos flujos de efectivo para garantizar su próximo vencimiento, suministrar determinados volúmenes de productos manufacturados por HYLSA y la obligación de prestar parte de los fondos a HYLSA, la que deberá cumplir con ciertas razones financieras. Estos pasivos se presentan netos de depósitos en efectivo por US$5.2 millones (equivalentes a $47.9) aplicables a la porción a corto plazo; y (ii) un préstamo de US$42.2 millones obtenido por GALVAK, que se presenta neto de depósitos en efectivo de US$8.93 millones (equivalentes a $81.6) aplicables al vencimiento a corto plazo.

(d) Incluye préstamos por US$209.9 millones contratados en enero de 1998 por HYLSAMEX (US$11.4 millones) e HYLSA (US$198.5 millones) para cubrir la inversión en Amazonia (véase inciso (f) en la Nota 1), que se presenta neto de depósitos en efectivo de US$11.4 millones (equivalentes a $104.6), aplicables al vencimiento a corto plazo.

(e) Corresponde a la emisión de un pagaré realizada por HYLSA en marzo de 2000, por 218,643,000 unidades de inversión (UDI), con vencimiento en 2005. Al 31 de diciembre de 2001, el valor de la UDI era de $3.0552 y de $3.0906 al 28 de febrero de 2002, fecha de emisión de los estados financieros dictaminados.

Al 31 de diciembre de 2001 existían pasivos con un importe total de $2,199 garantizados con: inmuebles, maquinaria y equipo por $2,156, acciones de subsidiarias con valor contable de $1,460 y cuentas por cobrar por $343.

Con motivo del incumplimiento de ciertas razones financieras convenidas en los contratos de crédito con sus acreedores, el 11 de diciembre de 2001 HYLSA presentó a dichos acreedores una propuesta para reestructurar el total de su

deuda que se presenta a corto y largo plazo, con bancos y otros acreedores, que al 31 de diciembre de 2001 ascendía a US$1,140 millones (equivalentes a $10,424). El 17 de diciembre de 2001 HYLSA pagó los intereses devengados hasta el 14 de diciembre de 2001 y entró en un acuerdo de suspensión temporal de pagos de principal e intereses, que estará vigente hasta que el proceso de reestructuración quede concluido. Los principales asuntos incluidos en la propuesta de acuerdo de términos (Term-Sheet), se refieren al cumplimiento de ciertas condiciones precedentes, principalmente las siguientes:

(i) Llevar a cabo la escisión de HYLSA, separando a Hylsa Norte, S. A. de C. V. e Hylsa Puebla, S. A. de C. V.; la escisión se efectuó el 31 de diciembre de 2001.

(ii) Extender el vencimiento del pasivo relativo a los pagarés a mediano plazo colocados entre el gran público inversionista y que vence en 2005.

(iii) Extender el vencimiento de, al menos, el 50% del pasivo relativo a los eurobonos colocados en el extranjero, cuyo saldo es de US$300 millones y vence en el 2007.
(iv) Obtener un crédito bancario para GALVAK, subsidiaria, por US$105 millones, cuyo vencimiento será en 2003 y se destinará a refinanciar parte de los pasivos actuales de esa subsidiaria y para otros propósitos operativos.

(v) ALFA aportará como capital US$25 millones y se deberá obtener una línea de crédito bancaria por US$40 millones a dos años. Ambos importes serán destinados para apoyar la liquidez de la Compañía.

Las características de la reestructuración, como se define en el acuerdo de términos antes mencionado son principalmente las siguientes:

(a) Se establece un nivel máximo de endeudamiento para HYLSA de aproximadamente US$700 millones, reduciendo la deuda bancaria de HYLSA en aproximadamente US$493 millones (US$265 millones asumidos por HYLSAMEX, US$78 millones asumidos por ALFA y US$150 millones pagados a los acreedores mediante una aportación de capital hecha por ALFA por US$75 millones, que comprará deuda con un descuento de al menos el 50%).

(b) La deuda remanente por US$700 millones se reestructurará en dos porciones: (1) US$362 millones que se amortizarán en siete años, con dos años de gracia para el principal y dos años para una parte de los intereses, y (2) US$338 millones integrados por US$300 millones de los eurobonos emitidos por HYLSA (por los que se está negociando actualmente la extensión de su vencimiento original a tres años adicionales) y US$38 millones que corresponden a créditos de HYLSA y una subsidiaria con bancos nacionales que no serán reestructurados.

(c) ALFA capitalizará apoyos a HYLSA por US$78 millones de los cuales US$40 millones fueron dispuestos al 31 de diciembre de 2001 y US$38 millones corresponden a una garantía corporativa sobre la deuda bancaria a corto plazo, misma que fue ejercida el 31 de enero de 2002.

(d) Las acciones de HYLSA y las de GALVAK serán tomadas en garantía colateral para las porciones de US$362 y US$265 millones, respectivamente, en tanto que ALFA, sujeto a la aprobación de sus propios acreedores bancarios, podría garantizar dichos pasivos con acciones de HYLSAMEX a favor de los acreedores de HYLSAMEX.

En caso de que HYLSA no logre concluir en forma satisfactoria la reestructuración de sus pasivos, los acreedores afectados podrían exigir el pago inmediato de los créditos relativos, sin embargo, en opinión de la administración de la compañía, el acuerdo final será formalizado en el corto plazo y en términos muy similares a los anteriormente descritos.

9. ESTIMACION DE REMUNERACIONES AL RETIRO

La valuación de las obligaciones laborales por planes de remuneraciones al retiro, formales e informales, cubre a todos los trabajadores y se basa principalmente en los años de servicio cumplidos por éstos, su edad actual y su remuneración a la fecha de retiro.
Los planes formales de remuneraciones al retiro cubren aproximadamente al 62% de los trabajadores de las empresas, y son congruentes y complementarios a las condiciones establecidas por el Instituto Mexicano del Seguro Social a este respecto. Adicionalmente, HYLSA tiene establecido un plan de gastos médicos para su personal jubilado.

HYLSA ha constituido fondos destinados al pago de remuneraciones al retiro y gastos médicos a través de fideicomisos irrevocables.

A continuación se resumen los principales conceptos financieros consolidados de dichas obligaciones:

	2001	2000
Obligación por beneficios actuales	$ 860	$ 832
Pasivo neto actual	$ 806	$ 698
Obligación por beneficios proyectados	$ 1,518	$ 1,447
Activos de los planes a valor de mercado	(54)	(134)
Servicios anteriores no amortizados (pasivo de transición)	(995)	(1,088)
Variaciones en supuestos y ajustes por experiencia, neto	218	295
Pasivo neto proyectado	687	520
Pasivo adicional	298	301
Estimación de remuneraciones al retiro	$ 985	$ 821
Costo neto del año	($ 185)	($ 187)

El costo de los servicios anteriores (pasivo de transición), modificaciones a los planes, variaciones en supuestos y ajustes por experiencia, se amortizan mediante cargos a resultados por el método de línea recta, durante la vida laboral promedio remanente del personal que se espera reciba los beneficios, como sigue:

	2001	2000
Período de amortización:		
Pasivo de transición	13 años	14 años
Variaciones en supuestos y ajustes por experiencia no amortizados	17 años	18 años
Tasa ponderada de descuento (en términos reales)	6%	6%
Rendimiento estimado a largo plazo de los activos de los planes (en términos reales)	8%	8%

10. OPERACIONES DERIVADAS DE CAPITAL SOBRE ACCIONES PROPIAS

HYLSAMEX ha celebrado diversos contratos de operaciones financieras derivadas

de capital, referidos a sus acciones, los cuales le otorgan derechos y/u obligaciones de compra sobre las mismas, al precio originalmente convenido ("precio de referencia").

Los contratos mencionados otorgan a HYLSAMEX el derecho a elegir, entre realizar la operación referida o en su caso, liquidar en efectivo las diferencias entre el valor de mercado de las acciones de HYLSAMEX en la fecha de vencimiento de los contratos y el precio de referencia, considerando que en algunos de ellos se establecen límites superiores e inferiores a dichas diferencias. En todos los contratos los valores se miden en dólares y se estipula el pago de primas al inicio. Los precios de referencia y/o el número de acciones son ajustados por los dividendos pagados.

11. CAPITAL CONTABLE

Al 31 de diciembre de 2001 las cifras actualizadas del capital contable se integraban como sigue:

	Valor nominal	Actualización	Valor actualizado
Capital contribuido:			
Capital social común	$ 2,394	$ 439	$ 2,833
Capital ganado:			
Utilidades acumuladas	3,361	5,496	8,857
Impuesto sobre la renta diferido	78	8	86
Exceso en la actualización del capital		2,358	2,358
Efecto de conversión de entidades extranjeras		(17)	(17)
	3,439	7,845	11,284
Participación en el capital de subsidiarias y asociadas:			
Utilidades acumuladas	(2,667)	(323)	(2,990)
Impuesto sobre la renta diferido	(858)	(523)	(1,381)
Insuficiencia en la actualización del capital		(2,801)	(2,801)
Efecto de conversión de entidades extranjeras		(153)	(153)
	(3,525)	(3,800)	(7,325)
	(86)	4,045	3,959
Total interés mayoritario	2,308	4,484	6,792
Interés minoritario	578	1,271	1,849
Capital contable consolidado	$ 2,886	$ 5,755	$ 8,641

El capital social suscrito y pagado está representado por 243,756,094 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

En marzo de 2001, los accionistas de la Compañía acordaron incrementar la porción mínima fija no sujeta a retiro del capital social en la cantidad de $2,272, mediante la capitalización del saldo de la cuenta "prima en emisión de acciones"; este incremento de capital se realizó sin modificar el número de acciones que representan el capital social.

En 1996 los accionistas aprobaron un aumento de capital social en su parte mínima fija, mediante la emisión de 43,000,000 de acciones Serie "B", de iguales características a las actualmente en circulación, para ser colocadas entre el público inversionista mexicano y extranjero. A la fecha de emisión de estos estados financieros, dicha colocación no ha sido realizada, por lo que el aumento de capital mencionado no ha sido suscrito ni pagado.

Al 31 de diciembre de 2001, las utilidades acumuladas de HYLSAMEX incluyen $959 aplicados a la reserva para recompra de acciones propias.

Los dividendos que se paguen de utilidades acumuladas que no hayan sido previamente gravadas con el impuesto sobre la renta, están sujetos al pago de dicho impuesto a cargo de la empresa, el cual podrá acreditarse contra el que resulte a cargo sobre el resultado fiscal de los tres ejercicios siguientes.

El exceso (insuficiencia) en la actualización del capital comprende principalmente el resultado acumulado por tenencia de activos no monetarios. Este resultado representa el importe diferencial entre la actualización específica de estos activos y su actualización con base en la inflación medida en términos del INPC.

12. RESULTADO INTEGRAL DE FINANCIAMIENTO

Esta partida se analiza como sigue:

Consolidado	2001	2000
Gastos financieros	($ 1,472)	($ 1,697)
Productos financieros	96	189
Ganancia (pérdida) cambiaria, neto	463	(255)
Ganancia por posición monetaria	463	1,140
	($ 450)	($ 623)

HYLSAMEX	2001	2000
Gastos financieros	($ 88)	($ 111)
Productos financieros	36	70
Ganancia (pérdida) cambiaria, neto	10	(4)
Ganancia por posición monetaria	22	30
	($ 20)	($ 15)

13. OTROS GASTOS, NETO

El cargo neto a los resultados consolidados fue como sigue:

	2001	2000
Pérdida en baja de activo fijo	($ 139)	($ 14)
Pérdida en venta de acciones	(3)	
Indemnizaciones y otros	(151)	(72)
Otros (gastos) productos, neto	(30)	22
	($ 323)	($ 64)

14. IMPUESTOS SOBRE LA RENTA Y AL ACTIVO
Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES

El cargo neto a los resultados consolidados por concepto de impuestos fue como sigue:

	2001	2000
Impuesto sobre la renta:		
Causado	($ 127)	($ 135)
Diferido	(88)	(65)
Total impuesto sobre la renta	(215)	(200)
Impuesto al activo	(984)	(37)
Cargo neto a los resultados consolidados	($ 1,199)	($ 237)

La conciliación entre las tasas obligatoria y efectiva del impuesto sobre la renta se muestra a continuación:

	2001		2000	
(Pérdida) utilidad antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	($ 963)		$ 434	
Participación en los resultados de asociadas	456		205	
	($ 507)		$ 639	
		Tasa (%)		Tasa (%)
Impuesto sobre la renta a la tasa obligatoria	$ 177	35.0	($ 223)	35.0
Más (menos) efecto de impuesto sobre la renta sobre:				
Gastos no deducibles	(11)	(2.2)	(29)	4.6
Diferencias base resultado integral de financiamiento	(9)	(1.8)	5	(0.8)
Efecto por reducción de pérdidas fiscales (1)	(279)	(55.0)		
Otras permanentes, neto	(93)	(18.4)	47	(7.4)
Impuesto sobre la renta sobre (pérdida) utilidad del año	(215)	(42.4)	(200)	31.4
Impuesto al activo (1)	(984)	(194.1)	(37)	5.7
Total cargado a resultados - tasa efectiva	($ 1,199)	(236.5)	($ 237)	37.1

(1) Con motivo del proceso de reestructuración de HYLSA a que se hace referencia en la Nota 8, en 2001 se prepararon proyecciones financieras que fueron revisadas por peritos independientes. Dichas proyecciones mostraron baja probabilidad para la recuperación del compuesto formado por una porción del impuesto al activo por recuperar, principalmente de HYLSA, y por otra porción del activo por impuesto sobre la renta diferido derivado de pérdidas fiscales de algunas subsidiarias. De esta manera, y de acuerdo con los lineamientos del Boletín D-4, en el último trimestre de 2001 HYLSA registró un ajuste para cancelar activos por impuesto sobre la renta diferido por $1,263,

en concordancia con los resultados de dichas proyecciones.

El impuesto sobre la renta diferido por pagar registrado al 31 de diciembre, se aplicó a las siguientes cuentas:

	Impuesto sobre la renta diferido	Impuesto al activo por recuperar	Neto
Efecto inicial acumulado:			
Utilidades acumuladas	($ 3,217)	$ 1,162	($ 2,055)
Efecto del período:			
Resultados del año	(65)		(65)
Exceso en la actualización del capital	304		304
Otras cuentas del capital contable	32		32
Impuesto al activo pagado, neto		132	132
Saldo neto al 31 de diciembre de 2000	(2,946)	1,294	(1,652)
Activo de impuesto sobre la renta diferido	(427)		(427)
Pasivo de impuesto sobre la renta diferido	(3,373)	1,294	(2,079)
Efecto del período:			
Resultados del año	(88)		(88)
Exceso en la actualización del capital	625		625
Impuesto al activo cancelado en el año		(984)	(984)
Impuesto al activo pagado, neto		213	213
Saldo neto al 31 de diciembre de 2001	(2,836)	523	(2,313)
Activo de impuesto sobre la renta diferido	(186)	(106)	(292)
Pasivo de impuesto sobre la renta diferido	($ 3,022)	$ 417	($ 2,605)

Al 31 de diciembre las principales diferencias temporales sobre las que se reconoce impuesto sobre la renta diferido se analizan como sigue:

	2001	2000
Inventarios	$ 1,000	$ 1,537
Inmuebles, maquinaria y equipo, neto	7,530	7,829
Cargos diferidos	1,273	1,230
Provisiones de pasivo	(736)	(520)
Pérdidas por amortizar	(919)	(1,622)
Otras, neto	(45)	(37)
	8,103	8,417
Tasa de impuesto sobre la renta	35%	35%
Impuesto sobre la renta diferido, neto	$ 2,836	$ 2,946

La participación de los trabajadores en las utilidades se determina a la tasa del 10% sobre la utilidad gravable ajustada de acuerdo con lo establecido en la Ley del Impuesto sobre la Renta. La amortización de pérdidas fiscales y el acreditamiento del impuesto al activo no son aplicables para efectos de reducir dicha participación.

De acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta que entraron en vigor a partir del 1o. de enero de 2002, la tasa del impuesto sobre la renta continuará siendo del 35% para ese año; sin embargo, esta tasa

se reducirá gradualmente en un 1% anual, de tal forma que a partir del año 2005 la tasa será del 32%. Este cambio originará una disminución de aproximadamente $243 en el impuesto sobre la renta diferido por pagar registrado al 31 de diciembre de 2001, importe que se acreditará a los resultados del ejercicio 2002.

Ing. Alejandro Elizondo B. C.P. Ernesto Ortiz L.
Director General Director de Finanzas

DICTAMEN DE LOS AUDITORES INDEPENDIENTES
SOBRE LOS ESTADOS FINANCIEROS DE CONSOLIDACION

Monterrey, N. L., 28 de febrero de 2002

Al Consejo de Administración
y a los Accionistas de Hylsamex, S. A. de C. V.

Nuestro examen tuvo como objeto primordial emitir una opinión sobre los estados financieros consolidados de Hylsamex, S. A. de C. V. y subsidiarias y los individuales de Hylsamex, S. A. de C. V. (como entidad legal separada), tomados en su conjunto, por el año que terminó el 31 de diciembre de 2001, los cuales están cubiertos por nuestro dictamen con salvedades en las páginas 1 y 2 de este informe. La información financiera de consolidación que se muestra en las páginas 36 a 39, la cual fue preparada por y bajo la responsabilidad de la Administración de la compañía, fue revisada mediante los procedimientos de auditoría aplicados en el examen de los estados financieros básicos, se presenta para fines de proporcionar un análisis adicional y no pretende presentar la situación financiera, los resultados de operación, las variaciones en el capital contable y los cambios en la situación financiera de las compañías en forma individual. Sin embargo, en nuestra opinión, sujeta a las mismas salvedades contenidas en nuestra opinión sobre los estados financieros consolidados en las páginas 1 y 2 de este informe, la información financiera de consolidación anexa está presentada en forma razonable en todos los aspectos importantes relacionados con los estados financieros consolidados básicos.

PricewaterhouseCoopers

C.P. Carlos Arreola Enríquez
Registro número 4787 en la
Administración General de Auditoría Fiscal Federal

INFORME DEL COMISARIO

Monterrey, N. L., 28 de febrero de 2002

Al Consejo de Administración
y a los Accionistas de Hylsamex, S. A. de C. V.

1. En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los estatutos de Hylsamex, S. A. de
C. V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la sociedad por el año terminado el 31 de diciembre de 2001.

2. He asistido a las juntas del Consejo de Administración a las que he sido convocado y he obtenido de los directores y administradores, la información sobre las operaciones, documentación y registros que consideré necesario examinar.

3. Con excepción de lo que se menciona en el párrafo 3.a. siguiente, los auditores externos de la empresa, PricewaterhouseCoopers, firma de la cual soy socio, han llevado a cabo exámenes de acuerdo con las normas de auditoría generalmente aceptadas, de los estados financieros consolidados de Hylsamex, S. A. de C. V. y subsidiarias e individuales de Hylsamex, S. A. de C. V. (como entidad legal separada), preparados por y bajo la responsabilidad de la administración de la empresa. El dictamen de los auditores hace referencia a los siguientes asuntos:

a. "A la fecha de este informe no se habían emitido estados financieros dictaminados al 31 de diciembre de 2001 de Consorcio Siderurgia Amazonia, Ltd., compañía asociada; además, por las razones que se explican en la Nota 5, la continuidad de dicha asociada como negocio en marcha está en duda. Por lo anterior no pudimos satisfacernos de la razonabilidad del valor de la inversión de $897 millones que se presenta en el estado de situación financiera ni de la participación de $456 millones que se incluye como pérdida en los resultados del año que terminó el 31 de diciembre de 2001.

b. Como se explica en la Nota 8: (a) al 31 de diciembre de 2001, Hylsamex, S. A. de C. V. e Hylsa, S. A. de C. V., no cumplían con ciertas condiciones incluidas en algunos de sus contratos de deuda con bancos y otros acreedores por un importe de $10,564 millones. Por lo anterior, los acreedores afectados podrían exigir el pago inmediato de los créditos relativos. En estas condiciones, los principios de contabilidad generalmente aceptados requieren que los pasivos antes mencionados, que están presentados a largo plazo, se clasifiquen a corto plazo y, (b) en caso de que el proceso de reestructuración de deuda a cargo de la subsidiaria Hylsa, S. A. de C. V. no pueda concluirse satisfactoriamente, se pondría en duda la viabilidad de esa subsidiaria y de la Compañía como negocio en marcha. Los estados financieros adjuntos no incluyen ajuste alguno relacionado con la recuperación y clasificación de activos o los montos y clasificación de pasivos que podría resultar de esta incertidumbre.".

4. En mi opinión, excepto por: (a) el efecto de los ajustes que se pudiesen haber determinado si los auditores hubieran obtenido los estados financieros dictaminados de la compañía asociada mencionado en el párrafo 3.a anterior, y (b) no haberse clasificado a corto plazo pasivos por $7,524 millones contratados a largo plazo, según se menciona en el párrafo 3.b anterior, los criterios y políticas contables y de información seguidos por la sociedad y considerados por los Administradores para preparar la información presentada por los mismos a esta Asamblea, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior, por lo tanto, excepto por lo indicado en los incisos (a) y (b) anteriores, dicha información refleja en forma veraz, razonable y suficiente la situación financiera consolidada de Hylsamex, S. A. de C. V. y subsidiarias e individual de Hylsamex, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2001, y los resultados consolidados e individuales de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

C.P. Carlos Arreola Enríquez
Comisario

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL CUARTO TRIMESTRE DEL 2001.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA.
EN MILES DE PESOS DE DICIEMBRE DEL 2001.

REF S		ORIGINAL IV TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO IV TRIM
1	ACTIVO TOTAL	26,549,214	3,322,159	29,871,373
2	ACTIVO CIRCULANTE	4,384,798		4,384,798
8	LARGO PLAZO	972,564		972,564
12	INM.PTA Y EQ.(NETO)	18,892,436	3,322,159	22,214,595

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

INFORMACION DICTAMINADA **ANEXO 2** **CONSOLIDADO** **Impresión Final**

18 ACT.DIFERIDO (NETO)	2,299,416		2,299,416
19 OTROS ACTIVOS	0		0
20 PASIVO TOTAL	17,907,724		17,907,724
33 CAP.CONTABLE	8,641,490	3,322,159	11,963,649
34 PART.MINORITARIA	1,849,648	225,398	2,075,046
35 CAP.CONT.MAYORITARIO	6,791,842	3,096,761	9,888,603
45 RES.NETO DEL EJER.	(2,231,165)	(197,652)	(2,428,817)
R			
1 VENTAS NETAS	11,524,423		11,524,423
5 RES.DE OPERACION	265,706	(202,147)	63,559
18 RESULTADO NETO	(2,241,891)	(202,147)	(2,444,038)
20 RES.NETO MAYORITARIO	(2,231,165)	(197,652)	(2,428,817)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	5,749,819
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,041,947
3 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(5,664)
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	39,591
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	51,960
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(558)
7 HYLSA LATIN LLC		12,831,079	0.00	108,373	867,158
8 ELIMINACIONES		1	0.00	0	(728,369)
9 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,051**	**7,015,884**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	896,102
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**896,102**
OTRAS INVERSIONES PERMANENTES					**76,462**
T O T A L					**7,988,448**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	9,059,052	1,804,794	7,254,258	25,495,164	15,200,480	17,548,942
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**9,059,052**	**1,804,794**	**7,254,258**	**25,495,164**	**15,200,480**	**17,548,942**
ACTIVOS NO DEPRECIABLES						
TERRENOS	160,725	0	160,725	894,345	0	1,055,070
CONSTRUCCIONES EN PROCESO	89,041	0	89,041	13,276	0	102,317
OTROS	186,107	0	186,107	0	0	186,107
TOTAL NO DEPRECIABLES	**435,873**	**0**	**435,873**	**907,621**	**0**	**1,343,494**
TOTAL	**9,494,925**	**1,804,794**	**7,690,131**	**26,402,785**	**15,200,480**	**18,892,436**

OBSERVACIONES

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
BANAMEX	18/01/2002	5.40	0	0	0	75,882	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	31/01/2002	5.99	0	0	0	45,712	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	10/11/2002	7.60	0	0	0	118,850	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	31/01/2002	6.27	0	0	0	0	0	0	0	0	0	45,712	0	0	0	0
BAYERISCHE VEREINSBANK	31/01/2002	7.38	0	0	0	0	0	0	0	0	0	246,842	0	0	0	0
COMMERCE BANK	31/01/2002	6.80	0	0	0	0	0	0	0	0	0	63,996	0	0	0	0
STANDARD CHARTERED	10/09/2002	6.91	0	0	0	0	0	0	0	0	0	268,174	0	0	0	0
CON GARANTIA																
ABN AMRO	26/03/2004	5.71	0	0	0	0	0	0	0	0	0	16,762	31,998	8,000	0	0
BANAMEX	15/02/2005	8.09	0	0	0	37,011	67,181	72,951	10,693	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.19	0	0	0	19,331	31,403	21,366	10,683	0	0	0	0	0	0	0
BANCOMEXT	14/08/2002	5.19	0	0	0	98,280	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	5.75	0	0	0	0	0	0	0	0	0	151,250	132,836	8,265	0	0
BANK OF MONTREAL	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	8,091	5,485	0	0	0
BANORTE	15/01/2005	8.85	17,637	13,390	0	17,401	16,455	16,456	151	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	7.52	0	0	0	0	0	0	0	0	0	12,887	19,865	22,382	0	0
BBVA BANCOMER	15/02/2005	7.83	0	0	0	48,303	77,013	82,053	6,408	0	0	11,597	8,882	0	0	0
BHF	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	4,046	2,743	0	0	0
BLADEX	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	6,743	4,571	0	0	0
BNP	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	8,091	5,485	0	0	0
COMERICA BANK	17/12/2004	5.74	0	0	0	0	0	0	0	0	0	38,873	45,754	21,072	0	0
COMMERCE BANK	26/03/2004	5.71	0	0	0	0	0	0	0	0	0	5,987	11,428	2,857	0	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	4.87	0	0	0	0	0	0	0	0	0	14,078	16,913	2,857	0	0
CREDIT LYONNAIS	26/03/2004	5.06	0	0	0	0	0	0	0	0	0	17,071	22,627	4,285	0	0
DEUTSCHE BANK	17/12/2004	7.52	0	0	0	0	0	0	0	0	0	6,443	9,933	11,191	0	0
DEUTSCHE GEROZENTRALE	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	4,046	2,743	0	0	0
DG BANK	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	8,091	5,485	0	0	0
EXPORT DEVELOPMENT CORP.	17/03/2003	6.06	0	0	0	0	0	0	0	0	0	14,859	5,864	0	0	0

[redacted]E DE[redacted]ZAC[redacted] [redacted]AMX [redacted] B[redacted] MEX[redacted]A DE[redacted]RES[redacted]DE C[redacted]

HYLSAMEX, S.A. DE C.V.

ANEXO 05

DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2001**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
FIDEICOMISO DE FOMENTO MINER	15/11/2007	5.61	0	0	0	9,680	9,681	9,680	9,680	18,553	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	5.65	0	0	0	0	0	0	0	0	0	20,293	27,593	9,881	0	0
HSBC BANK	17/12/2004	7.52	0	0	0	0	0	0	0	0	0	9,665	14,809	16,787	0	0
HYPO-VEREINSBANK	31/07/2005	6.66	0	0	0	0	0	0	0	0	0	91,603	59,232	13,845	13,845	1,621
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.66	0	0	0	0	0	0	0	0	0	94,729	94,729	94,729	45,940	21,203
MORGAN GUARANTY TRUST	17/12/2004	7.52	0	0	0	0	0	0	0	0	0	29,688	45,765	51,564	0	0
RHEINLAND-PFALZ	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	8,091	5,485	0	0	0
SCHLESWING-HOLSTEIN	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	4,046	2,743	0	0	0
STANDARD CHARTERED	16/12/2002	4.13	0	0	0	0	0	0	0	0	0	14,309	0	0	0	0
SUMITOMO	17/12/2004	7.52	0	0	0	0	0	0	0	0	0	14,189	21,873	24,645	0	0
THE FUJI BANK AND TRUST CO.	17/12/2004	5.07	0	0	0	0	0	0	0	0	0	16,632	13,991	5,463	0	0
WEST LB	17/12/2004	6.18	0	0	0	0	0	0	0	0	0	44,968	63,831	33,566	0	0
ORGANISMOS FINANCIEROS																
BANAMEX	17/12/2004	8.95	248,570	211,424	0	394,000	102,236	71,786	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	12/10/2003	10.58	203,571	171,429	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	12/10/2003	10.50	160,714	114,286	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	5.34	0	0	0	0	0	0	274,269	0	0	0	0	0	0	0
BANK OF AMERICA	31/10/2002	6.26	0	0	0	0	0	0	0	0	0	85,023	0	0	0	0
BANORTE	12/10/2003	10.11	64,286	85,714	0	31,084	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	9.30	0	0	0	0	0	0	0	0	0	35,257	27,797	27,262	0	0
BBVA BANCOMER	17/12/2004	9.90	188,571	131,429	0	122,033	127,278	96,390	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	6.61	0	0	0	20,284	20,285	20,285	20,284	0	0	26,443	20,848	20,447	0	0
DEUTSCHE BANK	17/12/2004	9.30	0	0	0	0	0	0	0	0	0	17,628	13,899	13,631	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	9.30	0	0	0	0	0	0	0	0	0	8,815	6,950	6,816	0	0
HSBC BANK	17/12/2004	9.30	0	0	0	0	0	0	0	0	0	26,443	20,848	20,447	0	0
INBURSA	30/05/2002	7.24	70,000	0	0	132,563	0	0	0	0	0	0	0	0	0	0
MORGAN GUARANTY TRUST	17/12/2004	9.32	0	0	0	0	0	0	0	0	0	90,833	73,061	71,786	0	0
THE FUJI BANK AND TRUST CO.	17/12/2004	9.01	0	0	0	0	0	0	0	0	0	10,651	6,922	6,654	0	0

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
THE SUMITOMO BANK LTD.	21/01/2003	6.17	0	0	0	0	0	0	0	0	0	3,997	268	0	0	0
TOTAL BANCARIOS			953,549	727,672	0	1,170,414	451,532	390,967	332,168	18,553	0	1,606,942	853,346	498,452	59,785	22,824
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
BANCA SERFIN	26/05/2004	3.20	0	0	0	0	0	847,466	0	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,719,892
USCP	25/03/2003	9.88	0	0	0	0	0	0	0	0	0	170,034	287,081	0	0	0
PMP	03/09/2005	8.75	0	0	0	0	0	0	668,014	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	847,466	668,014	0	0	170,034	287,081	0	0	2,719,892
PROVEEDORES																
OTROS PROVEEDORES	31/12/2002		292,768	0	789,333	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			292,768	0	789,333	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	31/12/2002		1,298,844	0	0	0	113	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,298,844	0	0	0	113	0	0	0	0	0	0	0	0	0
			2,545,161	727,672	789,333	1,170,414	451,645	1,238,433	1,000,182	18,553	0	1,776,976	1,140,427	498,452	59,785	2,742,716

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	121,517	1,385,269	0	0	1,385,269
OTROS	5,315	59,663	0	0	59,663
TOTAL	**126,832**	**1,444,932**			**1,444,932**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	163,954	1,883,049	0	0	1,883,049
INVERSIONES	512	11,803	0	0	11,803
OTROS	76,444	907,456	0	0	907,456
TOTAL	**240,910**	**2,802,308**			**2,802,308**
SALDO NETO	**(114,078)**	**(1,357,376)**			**(1,357,376)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**139,462**	**1,215,478**	0	0	**1,215,478**
PASIVO	**1,199,712**	**10,886,916**			**10,886,916**
CORTO PLAZO	358,779	3,736,723	0	0	3,736,723
LARGO PLAZO	840,933	7,150,193	0	0	7,150,193
SALDO NETO	**(1,060,250)**	**(9,671,438)**			**(9,671,438)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,776,510	15,587,130	(11,810,620)	0.01	65,475
FEBRERO	3,252,464	15,263,122	(12,010,658)	0.00	(7,949)
MARZO	3,042,227	15,230,573	(12,188,346)	0.00	77,223
ABRIL	2,772,108	14,834,979	(12,062,871)	0.01	60,849
MAYO	2,697,759	14,450,766	(11,753,007)	0.00	26,969
JUNIO	2,699,301	14,085,955	(11,387,655)	0.00	26,934
JULIO	2,863,272	14,187,167	(11,323,895)	0.00	(29,422)
AGOSTO	2,912,458	14,398,239	(11,485,781)	0.01	68,050
SEPTIEMBRE	2,913,347	14,112,478	(11,199,131)	0.01	104,251
OCTUBRE	3,028,041	14,586,205	(11,558,163)	0.00	52,238
NOVIEMBRE	2,886,347	14,128,706	(11,242,359)	0.00	42,350
DICIEMBRE	2,902,319	14,268,121	(11,365,803)	0.00	15,740
ACTUALIZACION:	0	0	0	0.00	(39,041)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**463,667**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	6.84
ELECTRODOS	UCAR CARBON MEXICANA				0.97
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.89
ALEACIONES	CIA. MINERA AUTLAN				2.48
ZINC	PEÑOLES				1.95
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.21
CAL	REGIO CAL				1.22
ARRABIO					1.14
BRIQUETA					2.43

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2001**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			1,277	7,207,867			
NO PLANOS			743	2,263,561			
OTROS				436,017			
TOTAL				9,907,445			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2001**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			306	1,495,631			
NO PLANOS			18	49,379			
OTROS				71,968			
TOTAL				1,616,978			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2000** 42,438

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

[ ] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001 258,077

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2000**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **0000** — 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 243,756,094

[ ] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE DICIEMBRE DE 2001

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE DICIEMBRE DE 2001 — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 243,756,094

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 0000
(Antes de UFIN reinvertida del ejercicio anterior — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 243,756,094

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	243,756,094			243,756,094	2,393,924	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,393,924**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
243,756,094

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's 6.25

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **DICIEMBRE** DE **2001** Y **2000**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

SAN NICOLAS DE LOS GARZA, NL, A 10 DE ABRIL DE 2002

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 10/04/200: 17:49

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DO MICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
E-MAIL:	webmaster@hylsamex.com.mx
DIRECCION DE INTERNET	www.hylsamex.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 10/04/200: 17:49

TELEFONO:	01 81 8865 1701
FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1236
FAX:	01 81 8865 1210
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 10/04/200: 17:49

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: HYLSAMX **FECHA : 10/04/2002** 17:49
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE**

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. DIONISIO GARZA MEDINA

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : LIC. GERARDO X. CALDERON ROJAS

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. MAURICIO FERNANDEZ GARZA

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. ARMANDO GARZA SADA

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. BERNARDO GARZA DE LA FUENTE

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. EDUARDO GARZA T.

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. ALFONSO GONZALEZ MIGOYA

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. RAFAEL R. PAEZ GARZA

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : DR. RAFAEL RANGEL SOSTMANN

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. JOSE DE JESUS VALDEZ SIMANCAS

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. JOSE VIVANCO LOZA

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : C.P. CARLOS ARREOLA ENRIQUEZ

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : C.P. RODOLFO SANDOVAL GARCIA

CARGO **SECRETARIO PROPIETARIO**

CLAVE DE COTIZACION: HYLSAMX **FECHA : 10/04/2002** 17:49
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : LIC. LEOPOLDO MARROQUIN MORALES

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : LIC. CARLOS JIMENEZ BARRERA

CLAVE DE COTIZACION: TRIMESTRE: AÑO:
HYLSAMEX, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

CLAVE DE COTIZACION: **HYLSAMEX, S.A. DE C.V.**

TRIMESTRE: AÑO:

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN:

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 200

TRIMESTRE: 4 AÑO

(Millones de Pesos)

Impresión Fina

SECTOR 1: ____________

SECTOR 2: ____________

SECTOR 3: ____________

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC/ICS

CLAVE DE COTIZACIÓN:

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 200

TRIMESTRE: 4 AÑO

(Millones de Pesos)

Impresión Fina

SECTOR 1: ______

SECTOR 2: ______

SECTOR 3: ______

CLAVE DE COTIZACIÓN

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVC

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 200 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Impresión Fina

PAIS 1: __________
PAIS 2: __________
PAIS 3: __________

CLAVE DE COTIZACIÓN

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 200 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Impresión Fina

PAIS 1: __________
PAIS 2: __________
PAIS 3: __________

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** Quarter: **4** Year: **2001**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**26,549,214**	**100**	**30,873,973**	**100**
2	**CURRENT ASSETS**	**4,384,798**	**17**	**6,043,972**	**20**
3	CASH AND SHORT-TERM INVESTMENTS	364,483	1	1,328,333	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,587,850	6	1,481,924	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	442,037	2	464,140	2
6	INVENTORIES	1,990,428	7	2,769,575	9
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**972,564**	**4**	**1,616,168**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	896,102	3	1,528,192	5
11	OTHER INVESTMENTS	76,462	0	87,976	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**18,892,436**	**71**	**20,730,544**	**67**
13	PROPERTY	1,055,070	4	1,061,836	3
14	MACHINERY AND INDUSTRIAL	34,554,216	130	36,829,367	119
15	OTHER EQUIPMENT	186,108	1	187,374	1
16	ACCUMULATED DEPRECIATION	17,005,274	64	17,765,363	58
17	CONSTRUCTION IN PROGRESS	102,316	0	417,330	1
18	**DEFERRED ASSETS (NET)**	**2,299,416**	**9**	**2,483,289**	**8**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**17,907,724**	**100**	**19,265,290**	**100**
21	**CURRENT LIABILITIES**	**6,439,793**	**36**	**4,953,542**	**26**
22	SUPPLIERS	1,082,101	6	1,127,626	6
23	BANK LOANS	3,730,905	21	2,592,191	13
24	STOCK MARKET LOANS	170,034	1	393,410	2
25	TAXES TO BE PAID	157,909	1	70,413	0
26	OTHER CURRENT LIABILITIES	1,298,844	7	769,902	4
27	**LONG-TERM LIABILITIES**	**7,877,865**	**44**	**11,350,241**	**59**
28	BANK LOANS	3,355,299	19	6,282,248	33
29	STOCK MARKET LOANS	4,522,453	25	5,062,444	26
30	OTHER LOANS	113	0	5,549	0
31	**DEFERRED LOANS**	**3,590,066**	**20**	**2,961,507**	**15**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**8,641,490**	**100**	**11,608,683**	**100**
34	**MINORITY INTEREST**	**1,849,708**	**21**	**1,930,272**	**17**
35	**MAJORITY INTEREST**	**6,791,782**	**79**	**9,678,411**	**83**
36	**CONTRIBUTED CAPITAL**	**2,832,697**	**33**	**2,832,697**	**24**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,393,924	28	121,878	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	438,773	5	338,723	3
39	PREMIUM ON SALES OF SHARES	0	0	2,372,096	20
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,959,085**	**46**	**6,845,714**	**59**
42	RETAINED EARNINGS AND CAPITAL RESERVE	7,757,509	90	7,715,392	66
43	REPURCHASE FUND OF SHARES	958,488	11	958,488	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(2,586,798)	(30)	(1,994,696)	(17)
45	NET INCOME FOR THE YEAR	(2,170,114)	(25)	166,530	1

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**364,483**	**100**	**1,328,333**	**100**
46	CASH	132,540	36	51,054	4
47	SHORT-TERM INVESTMENTS	231,943	64	1,277,279	96
18	**DEFERRED ASSETS (NET)**	**2,299,416**	**100**	**2,483,289**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,696,370	74	1,722,496	69
49	GOODWILL	13,051	1	32,633	1
50	DEFERRED TAXES	292,014	13	427,466	17
51	OTHERS	297,981	13	300,694	12
21	**CURRENT LIABILITIES**	**6,439,793**	**100**	**4,953,542**	**100**
52	FOREING CURRENCY LIABILITIES	3,736,723	58	3,288,829	66
53	MEXICAN PESOS LIABILITIES	2,703,070	42	1,664,713	34
24	**STOCK MARKET LOANS**	**170,034**	**100**	**393,410**	**100**
54	COMMERCIAL PAPER	170,034	100	393,410	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,298,844**	**100**	**769,902**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	109,454	8	181,602	24
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,189,390	92	588,300	76
27	**LONG-TERM LIABILITIES**	**7,877,865**	**100**	**11,350,241**	**100**
59	FOREING CURRENCY LIABILITIES	7,150,193	91	9,586,977	84
60	MEXICAN PESOS LIABILITIES	727,672	9	1,763,264	16
29	**STOCK MARKET LOANS**	**4,522,453**	**100**	**5,062,444**	**100**
61	BONDS	3,854,439	85	4,398,368	87
62	MEDIUM TERM NOTES	668,014	15	664,076	13
30	**OTHER LOANS**	**113**	**100**	**5,549**	**100**
63	OTHER LOANS WITH COST	113	100	5,549	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**3,590,066**	**100**	**2,961,507**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	2,604,783	73	2,079,118	70
67	OTHERS	985,283	27	882,389	30
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(2,586,798)**	**100**	**(1,994,696)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(2,586,798)	(100)	(1,994,696)	(100)

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(2,054,995)	1,090,430
73	PENSIONS FUND AND SENIORITY PREMIUMS	985,283	821,038
74	EXECUTIVES (*)	200	213
75	EMPLOYERS (*)	2,590	2,750
76	WORKERS (*)	4,181	4,467
77	CIRCULATION SHARES (*)	243,756,094	243,756,094
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**11,524,423**	**100**	**14,823,721**	**100**
2	COST OF SALES	10,220,257	89	12,378,321	84
3	**GROSS INCOME**	**1,304,166**	**11**	**2,445,400**	**16**
4	OPERATING	1,038,460	9	1,118,905	8
5	**OPERATING INCOME**	**265,706**	**2**	**1,326,495**	**9**
6	TOTAL FINANCING COST	449,815	4	623,451	4
7	**INCOME AFTER FINANCING COST**	**(184,109)**	**(2)**	**703,044**	**5**
8	OTHER FINANCIAL OPERATIONS	323,531	3	64,405	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(507,640)**	**(4)**	**638,639**	**4**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,217,400	11	260,542	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(1,725,040)**	**(15)**	**378,097**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(455,800)	(4)	(204,592)	(1)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(2,180,840)**	**(19)**	**173,505**	**1**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(2,180,840)**	**(19)**	**173,505**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(2,180,840)**	**(19)**	**173,505**	**1**
19	NET INCOME OF MINORITY INTEREST	(10,726)	0	6,975	0
20	**NET INCOME OF MAJORITY INTEREST**	**(2,170,114)**	**(19)**	**166,530**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**11,524,423**	**100**	**14,823,721**	**100**
21	DOMESTIC	9,907,445	86	12,487,600	84
22	FOREIGN	1,616,978	14	2,336,121	16
23	TRANSLATED INTO DOLLARS (***)	158,049	1	223,161	2
6	**TOTAL FINANCING COST**	**449,815**	**100**	**623,451**	**100**
24	INTEREST PAID	1,472,382	327	1,697,416	272
25	EXCHANGE LOSSES	(494,431)	(110)	272,662	44
26	INTEREST EARNED	96,155	21	188,234	30
27	EXCHANGE PROFITS	(31,686)	(7)	18,105	3
28	GAIN DUE TO MONETARY POSITION	(463,667)	(103)	(1,140,288)	(183)
8	**OTHER FINANCIAL OPERATIONS**	**323,531**	**100**	**64,405**	**100**
29	OTHER NET EXPENSES (INCOME) NET	323,531	100	64,405	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,217,400**	**100**	**260,542**	**100**
32	INCOME TAX	1,198,851	98	237,454	91
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	18,549	2	23,088	9
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR **2001**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	17,123,692
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	11,524,423	14,823,721
39	OPERATION INCOME (**)	265,706	1,326,495
40	NET INCOME OF MAYORITY INTEREST(**)	(2,170,114)	166,530
41	NET CONSOLIDATED INCOME (**)	(2,180,840)	173,505

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(2,180,840)**	**173,505**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,125,514	1,744,379
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(55,326)**	**1,917,884**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	2,048,395	27,022
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,993,069**	**1,944,906**
6	CASH FLOW FROM EXTERNAL FINANCING	(2,617,837)	(509,319)
7	CASH FLOW FROM INTERNAL FINANCING	(93,600)	348,554
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,711,437)**	**(160,765)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(244,330)**	**(817,962)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(962,698)	966,179
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,327,181	362,154
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	364,483	1,328,333

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,125,514**	**1,744,379**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,207,724	1,288,769
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	166,496	168,984
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	751,294	286,626
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**2,048,395**	**27,022**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(46,405)	464,526
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	670,681	(278,964)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	862,660	136,709
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(45,524)	104,312
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	606,983	(399,561)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(2,617,837)**	**(509,319)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	243,239	2,354,620
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	36,822	1,096,119
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	123,388	24,895
27	(-) BANK FINANCING AMORTIZATION	(2,186,009)	(3,113,483)
28	(-) STOCK MARKET AMORTIZATION	(705,169)	(827,374)
29	(-) OTHER FINANCING AMORTIZATION	(130,108)	(44,096)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(93,600)**	**348,554**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(93,600)	348,370
31	(-) DIVIDENS PAID	0	184
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(244,330)**	**(817,962)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	8,626	(428,622)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(210,968)	(423,036)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(41,988)	33,696

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**

HYLSAMEX, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(18.92)	%	1.17	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(31.95)	%	1.72	%
3	NET INCOME TO TOTAL ASSETS (**)	(8.21)	%	0.56	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(21.26)	%	657.21	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.43	times	0.48	times
7	NET SALES TO FIXED ASSETS (**)	0.61	times	0.72	times
8	INVENTORIES ROTATION (**)	5.13	times	4.47	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	43	days	31	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.39	%	11.69	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	67.45	%	62.40	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.07	times	1.66	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	60.79	%	66.83	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	41.70	%	54.75	%
15	OPERATING INCOME TO INTEREST PAID	0.18	times	0.78	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.64	times	0.77	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.68	times	1.22	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.37	times	0.66	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.24	times	0.31	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.66	%	26.82	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(0.48)	%	12.94	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	17.77	%	0.18	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.35	times	1.15	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	96.55	%	316.81	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	3.45	%	(216.81)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	86.35	%	51.72	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(8.90)		$	0.68	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(8.90)		$	0.68	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	27.86		$	39.71	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.18	times		0.25	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(0.56)	times		14.61	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

4TH QUARTER 2001 EARNINGS RELEASE

The information hereby contains preliminary 4Q01 figures presented in constant pesos (Ps) as of December 31, 2001, and in metric tons. For convenience, some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS

Sales volume during 4Q01 amounted to 615,700 tons. Hylsamex maintained the same level of shipments as in 3Q01 and showed a 3% gain over 4Q00.

Domestic volume in the quarter was 4% and 1% higher than in 3Q01 and in 4Q00, respectively. Volume growth was achieved in all product categories, in particular flat value-added.

Export shipments declined 23% from the previous quarter, but showed a double-digit increase versus the same quarter of 2000. Volume loss against 3Q01 consisted of lower margin products, thus enhancing the export mix. In contrast, the increase from 4Q00, when the Company's sales efforts were concentrated on high-end products, is made up of mainly commodity steel.

Revenue per ton decreased 4%, from US$ 513 in 3Q01 to US$ 493 in 4Q01. Against the same quarter of 2000, when Hylsamex recorded US$ 547/ton, the decline represents 10%. Lower international steel prices explain the difference against both comparable quarters.

In the fourth quarter, the price of Hylsamex's main production inputs returned to lower levels and is partially reflected in the US$ 9 and US$ 38/ton reduction in variable costs versus 3Q01 and 4Q00, respectively.

Cash generation, measured as EBITDA, decreased by US$ 1 million from 3Q01 before extraordinary income, reaching US$ 34 million. Although cost savings were relevant during the quarter, the benefit was entirely offset by decreases in prices. The same situation was observed in the comparison against 4Q00, when Hylsamex recorded EBITDA of US$ 40 million.

On December 11, Hylsa, S.A. de C.V., Hylsamex's largest subsidiary, presented to its lenders a proposal for the restructuring of its total outstanding bank debt.

OVERVIEW

Hylsamex continued to be adversely impacted by the slowing Mexican, as well as U.S. economies, which resulted in a difficult market for its steel products. Management concentrated its efforts on reducing costs in an effort to minimize the effect of lower real prices. During the fourth quarter, the Company's revenues slipped 5% from the previous quarter, while cost of goods sold and operating expenses improved 3%. As a result, the drop in cash flow generation was only of US$ 1 million.

In the fourth quarter of 2001, selling prices reached the lowest level

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
JUDGED INFORMATION Final Printing

experienced in the last three years. Dollar revenue per ton was US$ 493 compared to US$ 513 last quarter. During the last twelve months, prices in dollars fell 10%. This has, in conjunction with the 14% year-over-year decrease in volume, put additional pressure on Hylsamex's ability to generate cash flow.

The market, as a whole, experienced a similar downward trend in prices and volumes over the quarter. However, Hylsamex managed to hold volumes flat compared to the previous quarter. Due in part to the poor conditions prevailing in export markets, Hylsamex redirected shipments to the domestic market in an effort to regain market share formerly covered by imports.

Production costs during 4Q01 returned to levels that had prevailed in mid-2000, before natural gas prices skyrocketed and sharply increased Hylsamex's production costs. More specifically, variable costs, measured in pesos, decreased 4% quarter-on-quarter as a result of the lower cost of metallic and energy inputs. The Company also was able to reduce fixed costs by 3% during the quarter.

On December 11, Hylsa, S.A. de C.V., Hylsamex's largest subsidiary, presented to its lenders a proposal for the restructuring of its total outstanding bank debt. According to the proposal, Hylsa's bank debt would be rescheduled in two tranches to be repaid over seven and eight years, respectively.

STEEL MARKET

Shipments in 4Q01 totaled 615,700 tons, the same level as the previous quarter and 3% higher than the volume sold in 4Q00 due to a better domestic demand than a year ago.

Total shipments in 2001 were 2,343,500 tons, 14% lower than the 2,722,200 tons sold in 2000. The difference was fully attributable to the halt in production at the ingot-casting mill in the Flat Products Division –which had contributed approximately 408,000 tons in 2000– that was shutdown as the downturn in domestic steel consumption and persistent decreases in international steel prices made the operation economically unviable. More so, the contraction in demand for long products, evidenced by the sharp reduction in government construction spending during 2001, accounted for a 10% decrease in shipments of rebar. Nevertheless, it is worth noting that the rest of Hylsamex's facilities increased production on a yearly basis, and were operating at nearly full capacity.

DOMESTIC MARKET

Shipments to the domestic market grew 4%, from 520,600 tons in 3Q01 to 542,500 in 4Q01 due to the following:
(1) The Flat Products Division increased sales of value-added products despite the decrease in commodity steel volumes.
(2) Additional shipments of rebar to distributors given a small pickup in construction.
(3) More tubular products to several consuming sectors.

Compared to 4Q00, Hylsamex's domestic sales were 1% higher than the 536,800 tons registered in that quarter. The variation is explained by an increase in sales of value-added flat products, and to a more stable demand environment in the market than the one prevailing a year ago.

Total domestic shipments in 2001 amounted to 2,020,200 tons, down 12% from the 2,287,000 tons sold in 2000. The vast majority of this variation is connected to the halt in operations at Mill#1, since the output of the facility was traditionally sold within the Mexican market.

EXPORT MARKET

Hylsamex's shipments to international markets in 4Q01 were 23% lower than the 95,000 tons sold in 3Q01, but still 20% higher than export sales in 4Q00. The decrease from the previous quarter consisted mainly of commodity-type products –hot rolled– and to lesser extent value-added products such as cold and coated products. The export ratio was 11.9% in 4Q01, compared to the 15.4% recorded in 3Q01. The average export price for 4Q01 was US$ 490/ton, representing a 3% increase from the US$ 476/ton recorded in 3Q01. In the comparable quarter of 2000, Hylsamex recorded an all-time-low 10.2% export ratio, and began concentrating on selling high value-added products, thus, the average price of export sales was US$ 523/ton or 7% higher than in 4Q01.

During 2001, Hylsamex sold 323,300 tons in the international markets; a level 26% below the 435,200 tons shipped during 2000, but at the same time, at a price 4% higher due to an improved sales mix. During the first six months of 2000, the Company was shipping additional quantities of steel products, both commodity and value added. However, the deceleration in both US and Mexican economies became apparent during the second half of the year, and the demand started to decrease. Accordingly, the export ratio decreased from 16.0% in 2000, to 13.8% in 2001, but the proportion of value-added products in the export mix grew from 79.6% in 2000 to 86.5% in 2001.

REVENUE

Total revenue in 4Q01 amounted to Ps 2,826 million (US$ 304 million), down 5% from the Ps 2,961 million (US$ 316 million) recorded in the previous quarter, and also 14% lower than the Ps 3,286 million (US$ 327 million) as of the fourth quarter of 2000. The decrease from 3Q01 was due to a 5% drop revenue per ton in pesos (Ps 4,810 in 3Q01 vs Ps 4,589 in 4Q01), led by lower realized sales tags and to a lesser extent, a change in mix. The decrease in revenue versus the same quarter of the previous year was composed of a 16% decrease in revenue per ton (Ps 5,494 in 4Q00 vs Ps 4,589 in 4Q01) partially offset by the 3% increase in shipments.

Dollar revenue per ton in 4Q01 totaled US$ 493, and was composed of a US$ 444/ton weighted average price plus US$ 49/ton from other steel-related revenue. The average price in 4Q01 decreased US$ 12/ton from the 3Q01 price; while domestic prices declined US$ 14, export prices increased US$ 2 due to a mix enhancement. With respect to other non-related steel revenue, there was a decrease of US$ 4 million from 3Q01 due to lower activity at the electricity generation facility in which Hylsamex owns 51% of common stock. On a per ton

basis, total contribution decreased given the same level of shipments. The comparison against the same quarter of 2000 yields a US$ 54/ton drop made up by a US$ 37/ton drop in dollar prices and a US$ 17/ton decline in contribution from other revenue derived from diminished sales at the electricity plant.

Hylsamex's sales revenue declined from Ps 14,824 million (US$ 1,440 million) in 2000 to Ps 11,524 million (US$ 1,211 million) in 2001. During the year, the Company experienced a 10% peso price decrease (Ps 5,445 in 2000 versus Ps 4,918 in 2001) that exacerbated the 14% decrease in volume sold. In dollars, revenue per ton amounted to US$ 517, down 2% from the US$ 529 recorded in 2000. Such decrease was due to a US$ 14/ton drop in prices partially offset by a US$ 2/ton positive contribution from other related steel revenue.

COST OF GOODS SOLD

Cost of goods sold in 4Q01 amounted to Ps 2,569 million (US$ 276 million), 4% higher than the Ps 2,460 million (US$ 262 million) recorded during 3Q01 but 13% below the Ps 2,949 million (US$ 294 million) obtained in 4Q00. In dollar terms, the increase from the previous quarter was related to the US$ 20 million cash profit from the unwinding of a natural gas hedge. Without taking into consideration this extraordinary cost decrease, COGS in 4Q01, in absolute terms, decreased US$ 6 million, reflecting positive trends in the cost of energy and other variable inputs. In the comparison against the same quarter of 2000, the decrease was due to a US$ 17 million drop in variable cost associated to energy and metallic inputs and a US$ 3 million drop in fixed costs.

On a per ton basis, the cost reached US$ 449 in 4Q01, 5% above the US$ 426/ton obtained in 3Q01 -the per ton contribution of the natural gas hedge cash-out totaled US$ 32/ton. Variable cost per ton decreased US$ 9/ton and the fixed cost remained constant. Against the same quarter of the previous year, COGS per ton was reduced by US$ 42, with fixed and variable costs decreasing by US$ 4 and US$ 38, respectively.

The quarterly price behavior of the main variable inputs during the comparable periods follows:

NATURAL GAS: Natural gas prices in Monterrey in 4Q01 decreased 16% from 3Q01 and 54% from 4Q00. Nevertheless, the price that Hylsamex paid during the quarter was 3% above the previous quarter. The reason for the increase was that during 3Q01, the hedging mechanisms that the Company had in place yielded additional savings that amounted to US$ 3.3 million, and during 4Q01, the benefits amounted to only US$ 0.6 million.

ELECTRICITY: The cost of electricity in 4Q01 was 1% higher than in the previous quarter but 6% lower than in 4Q00. The increase versus the previous quarter had to do with the 59% peso-linked portion of the rate, which, in dollars, was affected by the appreciation of the peso during 4Q01. Against the same quarter of 2000, the decrease was due to the decline in price of fossil fuels used in the production of electricity.

DIRECT REDUCED IRON (equivalent iron units): Following the trend of natural gas prices, the cost of producing DRI decreased 5% quarter-on-quarter, and 28%

from 4Q00. As a result, Hylsamex's metallic charge for the quarter included 65% of this input, as compared to a 58% utilization rate in the previous quarter and the 38% during the same quarter of 2000.

OTHER METALLIC INPUTS: The cost of imported scrap tends to follows the trend of international steel prices. The share of scrap -imported, domestic and internally generated- in the metallic charge in 4Q01 decreased to 29.7%, compared to 39.8% in the previous quarter. In addition, Hylsamex utilized 5% alternate metallics such as HBI and pig iron during the quarter, increasing its share when compared to the 2% share in 3Q01.

For the full year, Hylsamex recorded Ps 10,220 million (US$ 1,073 million) of cost of goods sold, 17% below the Ps 12,378 million (US$ 1,203 million) obtained in the year 2000. The decrease can be broken into a 14% decrease due to fewer shipments and the rest to cost containment measures that management implemented during 2001. On a per ton basis, COGS in dollars increased 4%, from US$ 442 in 2000 to US$ 458 in 2001. The increase was due to the enrichment of the sales mix in 2001, which included a higher share of value-added products (62.6% in 2001 vs 59.5% in 2000).

OPERATING EXPENSES

Operating expenses in 4Q01 reached Ps 266 million (US$ 29 million), 3% below the Ps 274 million (US$ 29 million) recorded during the previous quarter, and in line with the Ps 265 million (US$ 26 million) obtained in 4Q00. The decrease from 3Q01 was due to fewer sales expenses. Operating expenses to sales ratio in 4Q01 was 9.4%, compared to the 9.3% and the 8.1% recorded in 3Q01 and in 4Q00, respectively.

Hylsamex recorded Ps 1,038 million (US$ 109 million) in operating expenses during 2001, 7% below the Ps 1,119 million (US$ 109 million) registered in 2000. However, the SG&A to sales ratio increased from 7.5% in 2000 to 9.0% in 2001 due to the decrease in revenues.

OPERATING CASH FLOW

Cash flow from operations (EBITDA) during the quarter amounted to US$ 34 million (Ps 318 million), down 2% from the US$ 35 million (Ps 323 million) obtained before extraordinary income in 3Q01, and 15% lower than the US$ 40 million (Ps 403 million) recorded in the same quarter of the previous year. The cost and expenses improvements during the quarter were entirely offset by the decline in prices, and given that there was no benefit from additional shipments, the EBITDA figure remained at around the same level. In the same way, against the comparable quarter in 2000, the savings in variable and fixed costs, along with the boost from additional sales, were canceled out by the decrease in prices.

In 2001, total cash flow generation amounted to US$ 155 million, decreasing 39% from the US$ 253 million recorded in 2000. While the volume differential accounted for most of the decline, the drop in prices and the higher variable cost were also substantial. Savings from fixed costs and SG&A, together with the extraordinary US$ 20 million profit collected from the unwinding of the

natural gas hedge, partially counterbalanced the decline, but were not sufficient.

COMPREHENSIVE FINANCIAL RESULT (CFR)

The comprehensive financial result in 4Q01 was a net gain of Ps 175 million (US$ 18 million), contrasting with the net financial cost of Ps 697 million (US$ 74 million) registered in 3Q01 and the cost of Ps 229 million (US$ 23 million) obtained in 4Q00. The appreciation in the peso over 4Q01 generated sufficient foreign exchange gains that, coupled with the monetary gains during the quarter, more than compensated for the financial expenses, thus yielding a financial gain.

In 2001, Hylsamex registered a net financial cost of Ps 450 million, (US$ 47 million), compared to the cost of Ps 623 million (US$ 61 million) obtained in 2000. The difference between 2000 and 2001 related to the following:
(1) The peso valuation, which went from a 0.8% average depreciation in 2000 to an appreciation of 4.8% in 2001.
(2) Lower inflation rate in 2001 that diminished monetary gains.
(3) A decrease in LIBOR rates that, together with a reduction in outstanding indebtedness, decreased the financial burden in 2001.

NET EARNINGS

Majority net income in million pesos for the quarter was integrated as follows:

(10)... Operating income
(91)... Special items and other income
(149)... Income tax and profit sharing (1)
(1,257)... Adjustment in deferred tax provision
(247)... Equity in Loss of associated company
(1,579)... Consolidated net loss
= (1,558)... Majority Net Loss 4Q01

(1) In accordance with the restructuring program at Hylsa in 2001, the Company has prepared a set of financial projections that were reviewed by independent consultants. The projections indicate a low probability for recovery of asset tax credits, mainly from Hylsa, and tax loss carry forwards from other subsidiaries. Therefore, and in strict observance of Bulletin D-4 of Mexican GAAP, in the fourth quarter of 2001, the Company adjusted the deferred asset by Ps 1,257 million, consistent with these projections.

NET DEBT

Hylsamex's debt, net of cash, as of December 31, 2001 amounted to US$ 1,326 million, down US$ 19 million from the US$ 1,345 million recorded as of year-end 2000. Capex has been kept at reduced levels, reaching US$ 6 million in 4Q01 and US$ 23 million during full year 2001, with the bulk of the investment related to deferred charges at the mines. As explained in the following table, the reduction in debt was accomplished through internally

generated funds as well as a significant reduction in working capital, particularly in inventories.

REFINANCING AGREEMENT

On December 11, 2001, Hylsa, S.A. de C.V. –Hylsamex's main subsidiary– presented to its lenders a proposal for the restructuring of its total outstanding bank debt.

According to the initial proposal, Hylsa's bank creditors would restructure approximately US$ 627 million into two tranches, both of which would pay interest at Libor + 400 bps:
(1) US$ 362 million would amortize over seven years, with two grace years for principal and two years for partial interest;
(2) US$ 265 million would be assumed by Hylsamex and would amortize over eight years with four years grace for principal and three years grace for full interest.

As part of the proposal, ALFA would continue to honor its commitment to give Hylsa financial support up to US$ 78 million through a backstop credit facility and a corporate guarantee on existing short-term debt.

Moreover, in order to strengthen Hylsa's liquidity position during 2002, Alfa will make a capital contribution of US$ 25 million. Furthermore, a credit facility amounting to US$ 40 million should be available in 2002-2003.

In addition, ALFA will use up to US$ 75 million to buy Hylsa's existing bank debt at a discount.

Hylsa shares would be pledge as collateral to the US$ 362 million tranche and Galvak shares to the US$ 265 million facility. Subject to its own bank creditors, Alfa would pledge its Hylsamex shares in favor of Hylsa's creditors.

As stated on the proposal, on December 17, 2001 Hylsa paid all interest accrued through December 14, 2001. Then, the Company entered into a standstill, temporarily suspending payments of principal and interest until the refinancing transaction is closed. Interest accrued from December 15, 2001 through the closing date will be paid by Hylsa upon completion of the transaction.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Information regarding Sidor or Amazonia contained in this report is based upon preliminary figures. As explained below, Sidor and Amazonia's financial situation is subject to changes as a result of the ongoing restructuring process, which could result in potential unfavorable adjustments.

Hylsamex's minority stake in Amazonia resulted in a loss of Ps 247 million (US$ 27 million) in 4Q01, compared to the loss of Ps 93 million (US$ 10 million) recorded in 3Q01, and to the Ps 88 million (US$ 9 million) gain registered in the same quarter of 2000.

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION

CONSOLIDATED
Final Printing

Sales volume in 4Q01 declined 4%, from the peak of 799,600 tons in 3Q01. Nevertheless, shipments continue at high levels. The export ratio increased from 65% in 3Q01 to 68% in 4Q01, and Sidor achieved record ales to its export markets. This change in mix was comprised of semi-finished products, which increased 56% from the previous quarter. During full year 2001, Sidor recorded a sales volume of 2,905,700 tons, 5% above the 2,771,700 tons sold in year 2000. The export ratio in 2001 amounted to 59%, compared to the 53% recorded in 2000.

Sidor's revenue in 4Q01 amounted to US$ 192 million, down 13% from the US$ 220 million registered during the previous quarter, and also 14% lower than the US$ 222 million recorded a year ago. Weighted average price in 3Q01 decreased 9% from 3Q01 mainly as a result of a change in the sales mix —additional shipments to international markets, including higher sales of semi-finished products—, as the price for the domestic market decreased only 3%. In 2001, notwithstanding a 5% increase in shipments, Sidor's prices decreased 15% from the previous year, decreasing revenue by 11%, from US$ 906 million in 2000 to US$ 804 million in 2001.

Total cash generation for the twelve months ended December 2001 amounted to US$ 69 million, compared to the EBITDA of US$ 125 million recorded last year.

Regarding Sidor's financial situation, on December 18, 2001, Sidor and Amazonia defaulted on interest payments amounting to US$ 31.3 million and US$ 8.1 million, respectively. Such failure was the result of persistent negative conditions in the international steel markets, and in world growth, particularly in Sidor's export markets, and most significant, the impact on the Venezuelan market —further deteriorated by the increased import competition and the appreciation of the Bolivar against the US dollar.

As announced late October 2001, both Sidor and Amazonia have initiated conversations with their bank lenders as well as with government-controlled entities, with the objective of restructuring or rescheduling their financial obligations. Hylsamex can provide no assurance as to the outcome of these discussions.

Hylsamex's equity investment in Amazonia, the principal owner of Sidor, is held through Hylsa Latin LLC, a fully owned subsidiary and Hylsamex, S.A. de C.V. (the holding company). As of the end of the year, the book value of Hylsamex's stake in Amazonia, including convertible debentures, amounted to Ps 892 million (US$ 98 million).

As of today, Hylsamex, S. A. de C.V. (the holding company) has additional exposure with respect to Sidor in the amount of US$ 23.8 million in guarantees for the payment of Sidor's indebtedness to the Fondo de Inversiones de Venezuela. Also, it has additional exposure in the amount of US$ 26.3 million for its share of a performance bond for certain contractual obligations under the Sidor acquisition agreement. Hylsa Latin has additional exposure in the amount of US$ 214.9 million in guarantees for the payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., Hylsamex' steelmaking subsidiary, has no contingent liabilities related to Sidor or Amazonia.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

HYLSAMEX, S. A. DE C. V.

NOTES TO CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS
AT DECEMBER 31, 2001 WITH COMPARATIVE FIGURES FOR 2000

Millions of Mexican pesos of December 31, 2001 purchasing power
(except where otherwise indicated)

1. ACTIVITIES OF THE COMPANIES

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines, which are intended primarily for the construction, autoparts and home appliance industries.

HYLSAMEX's activities are carried out through itself and through subsidiary companies of which it owns the majority of the common stock. Its activities are also carried out through associated companies, in whose management it has a significant participation but which it does not control. The principal subsidiaries and associated companies are:

	% ownership at December 31,(a) 2001	2000
Hylsa, S. A. de C. V. (HYLSA) and subsidiaries:	100	100
Hylsa Puebla, S. A. de C. V. (b)	100	
Hylsa Norte, S. A. de C. V. (b)	100	
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V.	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V. (c)	100	100
Comercializadora Las Encinas, S. A. de C. V. (c)	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V. (d)	100	
Ferropak, S. A. de C. V. (d)	100	

	% ownership at December 31,(a) 2001	2000
Galvak, S. A. de C. V. and subsidiaries:	100	100
Galvamet Trading, Inc.	100	100
Galvacer Chile, S. A.	100	100
Acerex, S. A. de C. V. (e)	51	
Acerex Servicios, S. A. de C. V.	100	

Hylsa Latin, LLC. (Hylsa Latin) and associated companies (f): 100 100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) 37 35
CVG Siderúrgica del Orinoco, C. A. (Sidor) 70 70

Galvanet, S. A. de C. V. 100 100

Express Anáhuac Operadora, S. A. de C. V. (h) 100
Express Anáhuac, S. A. de C. V. (h) 100

Express Anáhuac Inmobiliaria, S. A. de C. V. (g) 100

Express Anáhuac Servicios, S. A. de C. V. (g) 100

Promotora Azteca Mexicana, S. A. de C. V. (h): 100

(a) % ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.

(b) On November 30, 2001, HYLSA's stockholders resolved to spin off certain operations, effective December 31, 2001, for which purpose two new companies were incorporated. Certain assets, liabilities and stockholders' equity accounts were allocated to the new companies.

The spin-off agreement stipulates that: (a) HYLSA will keep the operating steel production lines of flat products, tubular products and technology, and (b) the new companies, Hylsa Puebla, S. A de C. V. (Hylsa Puebla) and Hylsa Norte, S. A de C. V. (Hylsa Norte) (spun-off companies), will operate the production lines of bar and rod products in their plants located in Xoxtla, Puebla and Apodaca, Nuevo Léon, respectively.

On December 31, 2001, immediately after the spin-off described above became effective, HYLSA purchased from HYLSAMEX, the shares of the spun-off companies. Effective as from such date, Hylsa Puebla and Hylsa Norte are subsidiaries of HYLSA. The purchase of these shares gave rise to a liability to HYLSAMEX, which was capitalized on the same date.
(c) In November 2001, the shareholders of Las Encinas, S. A. de C. V. resolved to: (a) spin off certain operations and incorporate a new company named Operadora Las Encinas, S. A. de C. V., and (b) merge Operadora Las Encinas, S. A. de C. V. with Comercializadora Las Encinas, S. A. de C. V., with the latter as the surviving company. It will operate the pellet line.

(d) In November 2001, the stockholders resolved to merge Ferropak S. A. de C. V. with Ferropak Comercial, S. A. de C. V. (formerly Teracor, S. A. de C. V., a related party), with the latter as the surviving company.

(e) In June 2001, HYLSA sold its interest in Acerex, S. A. de C. V. to Galvak, S. A. de C. V. (GALVAK).

(f) Amazonia has 70% ownership in Sidor, a Venezuelan company (see Notes 5).

(g) Until December 2001, Express Anáhuac, S. A. de C. V. (EXXAN) was a

subsidiary of Promotora Azteca Mexicana, S. A. de C. V. (Promotora Azteca). At such date, Promotora Azteca sold its stockholding to Express Anáhuac Operadora, S. A. de C. V., an entity incorporated by HYLSAMEX during December 2001.

Previously, in November 2001 EXXAN incorporated two new companies: Express Anáhuac Inmobiliaria, S. A. de C. V. (EXXAN Inmobiliaria) and Express Anáhuac Servicios, S. A. de C. V. (EXXAN Servicios). EXXAN sold its real estate and transport equipment, respectively, to these companies.

Later, in December 2001 the shareholders of EXXAN resolved to spin off Express Anáhuac Comercializadora, S. A. de C. V. (EXXAN Comercializadora), to which it transferred the shares of EXXAN Inmobiliaria and EXXAN Servicios.

(h) In December 2001, the shareholders of EXXAN Comercializadora resolved to merge the company with Promotora Azteca, with the latter as the surviving company. Subsequently, Promotora Azteca sold its equity in EXXAN Inmobiliaria and EXXAN Servicios to HYLSAMEX.

Finally, in December 2001 the shareholders of Promotora Azteca resolved to spin off Promotora Azteca del Norte, S. A. de C. V. and Promotora Azteca del Noreste, S. A. de C. V. In December 2001 HYLSAMEX sold its shares in these companies to ALFA.

The transactions mentioned in (g) and (h) were carried out at book value.

2. BASIS OF PREPARATION OF FIANCIAL STATEMENTS

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The individual financial statements of HYLSAMEX (parent company) have been prepared in order to comply with legal requirements in Mexico to which it is subject as an independent legal entity. In these financial statements the investment in shares of subsidiaries is accounted for by the equity method (paragraph d. below).

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 2001 purchasing power.

The financial statements of the foreign associated companies are conformed to accounting principles generally accepted in Mexico and translated to Mexican pesos at the exchange rate in effect at the balance sheet date. The related cumulative translation adjustment is recorded directly in stockholders' equity.

The preparation of the financial information in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial

statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 351.418, 336.596 and 308.919 at December 31, 2001, 2000 and 1999, respectively (1994 = 100).

Following is a summary of the most significant accounting policies:

a. Temporary investments

These investments are stated at market value.

b. Inventories and cost of sales (Note 4)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

c. Investment in shares of associated companies (Note 5)

The investment in associated companies (see (f) in Note 1) is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

d. Investment in shares of subsidiary companies

In the individual balance sheet of HYLSAMEX, the investment in subsidiary companies is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

e. Property, plant, equipment and depreciation (Note 6)

Property, plant and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

The net comprehensive financing expense (or income) incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

f. Deferred charges

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries, costs of development and implementation of integral computer systems, expenses for placement of debt, and preoperating expenses, all of which are subject to amortization.

g. Other asset

This caption comprises an intangible asset related to the pension and retirement plans (see Note 9).

h. Transactions in foreign currency and exchange differences (Note 7)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income.

i. Estimated liabilities for seniority premiums and pensions plans (Note 9)

The cost of the employee retirement plans (pension, health-care expenses and seniority premiums), both formal and informal, is recognized as an expense of the years in which the services are rendered in accordance with actuarial studies made by independent actuaries.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

j. Derivative financial instruments

Liabilities arising from derivative financial instruments are stated at fair value and are included in the balance sheet as other liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income, except for those arising from financial transactions on HYLSAMEX's own shares, which are recorded directly in stockholders' equity net of deferred income tax (see Note 10).

k. Comprehensive financing expense (Note 12)

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year.

1. Income tax, asset tax and employees' profit sharing (Note 14)

Income tax and employees' profit sharing are recorded under the accounting method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

m. (Loss) earnings per share

(Loss) earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. There are no effects arising from potentially dilutive shares.

n. Comprehensive income (loss)

From January 1, 2001 onwards the companies adopted the standards contained in Statement B-4 "Comprehensive income". This Statement requires that the various captions relating to earned surplus for the year be included in the statement of changes in stockholders' equity under the caption "comprehensive income (loss)". Therefore, the statement of changes in stockholders' equity for 2000 was modified to make it comparative with that of 2001.

3. BALANCES AND OPERATIONS WITH RELATED PARTIES

The caption "Other accounts receivable" shown in the individual balance sheet at December 31, 2001 and 2000, includes Ps170 and Ps237, respectively, of accounts receivable to subsidiary companies.

The loans from ALFA correspond to a line of credit of US$40 million. In March 2001, ALFA opened it in favor of HYLSA in connection with the Company's debt-restructuring agreements (see Note 8). The line of credit bears interest at a variable rate (6.28% at December 31, 2001).

The statements of income include the following operations with related parties:

	2001	2000
Consolidated		
Corporate services paid	(Ps 302)	(Ps 404)
HYLSAMEX		
Sales	48	
Purchases / cost of sales	(518)	(805)
Operating expenses	(119)	(179)
Financial income, net	15	43

The balances included in the balance sheet arise from the above-mentioned operations.

4. INVENTORIES

Consolidated inventories were analyzed as follows:

	2001	2000
Finished products	Ps 438	Ps 706
Work in process	348	434
Raw materials	426	734
Spare parts, tools and materials	778	896
Estimated replacement cost	Ps 1,990	Ps 2,770

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES

At December 31, 2001 these caption comprised the following:

	Consolidated	HYLSAMEX
Amazonia / Sidor (see Note 15)	Ps 452	Ps 452
Amazonia / Sidor - Note receivable convertible to shares	445	
Other	76	
	Ps 973	Ps 452

HYLSAMEX owns directly and indirectly through its subsidiary Hylsa Latin 36.55% of the common stock of Amazonia, which in turn owns 70% of the common stock of Sidor, a Venezuelan company.

The investment in Amazonia was accounted for by the equity method in accordance with generally accepted accounting principles. At December 31, 2001 the use of the equity method was determined based on the internal financial statements prepared by management of this associated company as of the that date. At the date of issuance of HYLSAMEX's audited financial statements, no audited financial statements for Amazonia were available.

The worldwide steel industry crisis and other adverse circumstances have had a significant impact on the financial position and results of operations of Sidor. These conditions have caused it to be in violation of certain covenants contained in its bank loan agreements, thus giving its creditors the right to demand immediate payment of the indebtedness, consequently requiring reclassification of long-term liabilities as current liabilities. At the date of this report, the associated company was in the process of restructuring its debt. These negotiations require that financial projections be prepared to estimate future cash flows and, in addition, to determine whether the amounts recorded for fixed assets in Sidor require adjustment for impairment.

Since the equity of HYLSAMEX in Amazonia is accounted for by the equity method, the above-mentioned situations will only affect the amount of the investment included in HYLSAMEX's balance sheet.

In connection with the purchase of the shares in Sidor carried out in January 1998: (i) certain obligations to be guaranteed by Amazonia and its shareholders for up to US$150 million were stipulated, and (ii) Amazonia entered into an agreement to guarantee, with recourse to its shareholders,

Sidor liabilities that amounted to approximately US$671 million at the date of the balance sheet.

In the event Sidor is unable to restructure its bank loans and to continue as a going concern, the creditors may require HYLSAMEX to pay its 36.55% share of these liabilities.

6. PROPERTY, PLANT AND EQUIPMENT

Consolidated property, plant and equipment comprised the following:

	2001	2000
Land	Ps 1,055	Ps 1,062
Depreciable assets	34,554	36,830
Construction in progress and other assets	288	604
	35,897	38,496
Less - Accumulated depreciation	17,005	17,765
Net restated cost	Ps 18,892	Ps 20,731

Depreciation charged to income represented average annual rates of 2.9% in 2001 and 2.8% in 2000.

Liens on fixed assets are referred to in Note 8.

7. FOREIGN CURRENCY POSITION

At December 31, 2001 and 2000, the exchange rates were 9.14 and 9.60 nominal pesos to the
U.S. dollar, respectively. At February 28, 2002, date of issuance of the audited financial statements, the exchange rate was 9.08 nominal pesos to the dollar.

Amounts shown below in this note are expressed in thousands of U.S. dollars, since this is the currency in which most of the HYLSAMEX's foreign currency transactions are carried out.

At December 31, 2001 the companies had the following foreign currency assets and liabilities:

	Consolidated	HYLSAMEX
Monetary assets	US$ 132,951	US$ 12,074
Current liabilities	(408,729)	(38,917)
Long-term liabilities	(782,100)	(10,716)
	(1,190,829)	(49,633)
Foreign currency monetary position	(US$ 1,057,878)	(US$ 37,559)
Nonmonetary assets	US$ 1,058,475	US$ 3,132

The nonmonetary assets (inventories, machinery and equipment) mentioned above are those manufactured outside Mexico and are stated at their net restated cost. Nonmonetary assets also include the investment in shares of associated companies.

Following is a summary of the transactions in foreign currency:

2001 2000
Consolidated
Goods and services:
Exports US$ 158,049 US$ 223,212
Imports (205,971) (262,487)
Interest expense, net (99,259) (101,804)
Imports of machinery and equipment (1,291) (3,818)

HYLSAMEX
Interest expense, net (3,629) (2,313)

8. LONG-TERM DEBT

At December 31, 2001 the long-term debt comprised the following:

Interest
Consolidated HYLSAMEX rate(*)
Loans in U.S. dollars:
Eurobonds (a) Ps 2,707 9.82%
Debentures (b) 860 3.20%
Commercial paper USCP 457 8.31%
Bank loans secured
by accounts receivable and by
the assets purchased 778 5.09%
Bank loans secured
by export sales (c) 530 Ps 227 4.66%
Unsecured bank loans (d) 2,623 104 5.89%

Loans in Mexican currency:
Bank loans secured by the
assets purchased 31 11.36%
Unsecured bank loans 1,708 10.24%

Loan contracted in investment
units (UDIs) (e) 668 8.75%
10,362 331
Current maturities (2,484) (233)
Long-term debt Ps 7,878 Ps 98

Long-term maturities of the debt are as follows:

Consolidated HYLSAMEX
2003 Ps 2,307 Ps 98
2004 1,750
2005 1,060
2006 18

2007 2,743
Ps 7,878 Ps 98

(*) The interest rates shown are the average nominal rates at December 31, 2001.

(a) The eurobonds, amounting to US$300 million, were placed outside Mexico by HYLSA and are payable in 2007 with the option to be repurchased from the year 2002 onwards. These liabilities are shown net of a discount of US$3.9 million (equivalent to Ps 35.6).

(b) The debentures are secured by certain assets of HYLSA and HYLSAMEX. This liability, with a face value of US$100 million, is shown net of a discount of US$5.9 million (equivalent to Ps53.9).

(c) Includes: (i) loans of US$30 million; the agreements covering these loans contain certain covenants for HYLSAMEX such as the obligation to channel specific cash flows to guarantee the next maturity and the obligation to supply products manufactured by HYLSA, as well as the obligation to lend a portion of the proceeds to HYLSA, which must comply with certain financial ratios. These liabilities are shown net of a cash deposit of US$5.2 million (equivalent to Ps47.9) applicable to the current portion; and (ii) a loan of US$42.2 million obtained by GALVAK which is shown net of a cash deposit of US$8.93 million (equivalent to Ps81.6) applicable to the current portion.

(d) Includes loans of US$209.9 million contracted by HYLSAMEX (US$11.4 million) and HYLSA (US$198.5 million) in January 1998 to finance their investment in Amazonia (see (f) in Note 1), which are shown net of a cash deposit of US$11.4 million (equivalent to Ps104.6) applicable to the current portion.

(e) Corresponds to a promissory note issued by HYLSA in March 2000 for 218,643,000 UDIs maturing in 2005. The UDI was equivalent to Ps3.0552 at December 31, 2001, and Ps3.0906 at February 28, 2002, date of issuance of the financial statements.

At December 31, 2001 property, plant and equipment of Ps2,156, shares of subsidiaries and associated companies with a book value of Ps1,460, accounts receivable of Ps343 and certain export sales, were pledged to guarantee liabilities totaling Ps2,199.

On December 11, 2001 because of its noncompliance with certain financial ratios contained in the loan agreements, Hylsa, S. A. de C. V. submitted to its bank creditors a proposal to restructure its entire debt, amounting to US$1,140 million (equivalent to Ps10,424) at December 31, 2001. On December 17, 2001, HYLSA paid accrued interest up to December 14, 2001, and agreed with its creditors to temporarily suspend payment of the principal and interest until completion of the restructuring process. The main issues contained in the proposal (Term-Sheet) refer to compliance with certain obligations, basically as described below:

(i) HYLSA should spin off Hylsa Norte, S. A. de C. V. and Hylsa Puebla, S. A. de C. V. (This spin-off took place on December 31, 2001).

(ii) The maturity of the medium-term promissory notes placed among public investors will be extended. This liability currently matures in 2005.

(iii) The maturities of at least 50% of the eurobonds, amounting to US$300 million, will be extended. This liability currently matures in 2007.

(iv) A bank loan of US$105 million will be obtained for GALVAK (a subsidiary company), maturing in 2003. This loan will be used to refinance a portion of the current liabilities of this subsidiary and be applied to operating activities.

(v) ALFA shall make a capital contribution of US$25 million, and open a line of credit of US$40 million for a two-year period. Both amounts will be applied to support HYLSA's liquidity.

The characteristics of the restructuring process, as contained in the above-mentioned Term-Sheet, are basically as follows:

(a) A maximum indebtedness of approximately US$700 million was stipulated for HYLSA. HYLSA's bank debt would be reduced by approximately US$493 million (US$265 million absorbed by HYLSAMEX, US$78 million absorbed by ALFA, and US$150 million repaid to the creditors through a capital contribution of US$75 million made by ALFA to repay this portion with at least a 50% discount).

(b) The remaining debt of US$700 million will be restructured in two portions: (1) US$362 million to be amortized in seven years, with a two-year grace period for the principal and two years for a portion of the interest, and (2) US$338 million, comprising US$300 million of eurobonds issued by HYLSA, for which an additional maturity extension of three years is currently being negotiated, and US$38 million representing the loans obtained by HYLSA and a subsidiary from Mexican banks, which will not be restructured.

(c) ALFA will provide financial support to HYLSA in the amount of US$78 million. HYLSA had already drawn down US$40 million of this at December 31, 2001. The remaining US$38 million correspond to a corporate guarantee on the short-term bank debt, which was utilized by HYLSA on January 31, 2002.

(d) The shares of HYLSA and GALVAK will be pledged as collateral guarantee for the US$362 million and US$265 million portions, respectively. ALFA, upon approval of its own bank creditors may guarantee these liabilities with shares of HYLSAMEX, in favor to HYLSAMEX's creditors.

In the event the debt-restructuring process that HYLSA is carrying out is not concluded satisfactorily, the creditors could require immediate payment of the indebtedness. However, HYLSA's management expects that a satisfactory conclusion will be reached in the near future and in conformity with the aforementioned terms.

9. ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS AND PENSION PLANS

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is

based primarily on their years of service, their present age and their remuneration at date of retirement.

The formal retirement plans cover approximately 62% of the companies' employees and are congruent with and complementary to the retirement benefits established by the Mexican Social Security Institute. Additionally, HYLSA has established a plan to cover health-care expenses of retired employees.

HYLSA has established irrevocable trust funds for payment of pensions and seniority premiums, as well as for health-care expenses.

Following is a summary of the principal consolidated financial data relative to these obligations:

	2001	2000
Accumulated benefit obligation	Ps 860	Ps 832
Unfunded accumulated benefit obligation	Ps 806	Ps 698
Projected benefit obligation	Ps 1,518	Ps 1,447
Plan assets at market value	(54)	(134)
Unamortized prior service costs (transition liability)	(995)	(1,088)
Unamortized actuarial gains and losses, net	218	295
Unfunded accrued seniority premiums and pension cost	687	520
Additional liability	298	301
Estimated liability for seniority premiums and pension plans	Ps 985	Ps 821
Net cost for the year	(Ps 185)	(Ps 187)

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, as follows:

	2001	2000
Amortization period:		
Transition liability	13 years	14 years
Unamortized actuarial gains and losses	17 years	18 years
Weighted real discount rate	6%	6%
Real estimated return at long-term on plan assets	8%	8%

10. DERIVATIVE FINANCIAL INSTRUMENTS ON OWN SHARES

HYLSAMEX has entered into several equity derivative contracts with respect to its shares. As a result, HYLSAMEX has the right and/or the obligation to purchase them at the agreed price (specified strike price). In accordance with the above-mentioned contracts HYLSAMEX can elect, at the maturity date, either to purchase or sell shares or settle in cash any difference between the fair value of HYLSAMEX shares and the specified strike price, taking into account the upper or lower limits stipulated in the contracts. In all the

contracts the amounts involved are measured in U.S. dollars. The specified strike price and/or number of shares are adjusted for the dividends paid.

11. STOCKHOLDERS' EQUITY

At December 31, 2001 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement	Restated amount
Contributed capital:			
Capital stock	Ps 2,394	Ps 439	Ps 2,833
Earned surplus:			
Retained earnings	3,361	5,496	8,857
Deferred income tax	78	8	86
Surplus on restatement of capital		2,358	2,358
Cumulative translation adjustment		(17)	(17)
	3,439	7,845	11,284
Equity in earned surplus of subsidiaries and associated companies:			
Retained earnings	(2,667)	(323)	(2,990)
Deferred income tax	(858)	(523)	(1,381)
Deficit on restatement of capital		(2,801)	(2,801)
Cumulative translation adjustment		(153)	(153)
	(3,535)	(3,800)	(7,325)
	(86)	4,045	3,959
Total majority interest	2,308	4,484	6,792
Minority interest	578	1,271	1,849
Consolidated stockholders' equity	Ps 2,886	Ps 5,755	Ps 8,641

The subscribed and paid-in capital stock comprised 243,756,094 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In March 2001 the stockholders resolved to increase the fixed minimum portion of the capital stock in an amount of Ps2,272, through the capitalization of the paid-in capital. This increase in capital stock did not change the number of shares outstanding.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and the capital stock increase had not been subscribed or paid in.

At December 31, 2001, HYLSAMEX's retained earnings included Ps959 million appropriated to the reserve for the repurchase of its own shares.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the three following years.

The surplus (deficit) on restatement of capital comprises principally the accumulated gain (loss) from holding nonmonetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

12. COMPREHENSIVE FINANCING EXPENSE, NET

This item is analyzed as follows:

	2001	2000
Consolidated		
Financial expense	(Ps 1,472)	(Ps 1,697)
Financial income	96	189
Exchange gain (loss), net	463	(255)
Gain on monetary position	463	1,140
	(Ps 450)	(Ps 623)
HYLSAMEX		
Financial expense	(Ps 88)	(Ps 111)
Financial income	36	70
Exchange gain (loss), net	10	(4)
Gain on monetary position	22	30
	(Ps 20)	(Ps 15)

13. OTHER EXPENSE, NET

The net charge to consolidated income was as follows:

	2001	2000
Loss on sale of fixed assets	(Ps 139)	(Ps 14)
Loss on sale of shares	(3)	
Indemnities and other	(151)	(72)
Other (expense) income, net	(30)	22
	(Ps 323)	(Ps 64)

14. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

The net charge to consolidated income for taxes was as follows:

	2001	2000
Income tax:		
Currently payable	(Ps 127)	(Ps 135)
Deferred	(88)	(65)
Tax on current year's income	(215)	(200)
Asset tax	(984)	(37)
Net charge to consolidated income	(Ps 1,199)	(Ps 237)

The reconciliation between the statutory and effective income tax rates is shown below:

2001 2000
(Loss) income before income tax
and employees' profit sharing (Ps 963) Ps 434

Equity in loss of associated companies 456 205
(Ps 507) Ps 639
Tax Tax
rate (%) rate (%)
Income tax at statutory rate Ps 177 35.0 (Ps 223) 35.0

Add (deduct) effect of income tax on:
Nondeductible expenses (11) (2.2) (29) 4.6
Permanent inflation accounting
differences (9) (1.8) 5 (0.8)
Allowance for tax loss carryforwards
not considered recoverable (1) (279) (55.0)
Other permanent differences, net (93) (18.4) 47 (7.4)
Tax on current year's income (215) (42.4) (200) 31.4
Asset tax (1) (984) (194.1) (37) 5.7
Total charged to income - effective rate (Ps1,199) (236.5) (Ps 237)
37.1

(1) HYLSA's management resolved to cancel asset tax credits and tax loss carryforwards of certain subsidiaries. As a result, in accordance with Statement D-4 an adjustment to cancel deferred income tax of Ps1,263 was recorded in the fourth quarter of 2001.
Deferred income tax at December 31 was recorded as shown below:

Deferred Recoverable
income tax asset tax Net
Initial accumulated effect, charged to
retained earnings (Ps 3,217) Ps 1,162 (Ps 2,055)

Effect for the year:
Income (65) (65)
Surplus on restatement of capital 304 304
Other stockholders' equity accounts 32 32
Asset tax paid, net 132 132
Net balance at December 31, 2000 (2,946) 1,294 (1,652)
Deferred income tax asset (427) (427)
Deferred income tax liability (3,373) 1,294 (2,079)

Effect for the year:
Income (88) (88)
Surplus on restatement of capital 625 625
Asset tax credits expired or deemed not
recoverable during year (984) (984)
Asset tax paid, net 213 213
Net balance at December 31, 2001 (2,836) 523 (2,313)
Deferred income tax asset (186) (106) (292)
Deferred income tax liability (Ps 3,022) Ps 417 (Ps 2,605)

At December 31, the main temporary differences requiring recognition of deferred income tax were analyzed as follows:

	2001	2000
Inventories	Ps 1,000	Ps 1,537
Property, plant and equipment, net	7,530	7,829
Deferred charges	1,273	1,230
Estimated liabilities	(736)	(520)
Tax loss carryforwards	(919)	(1,622)
Other, net	(45)	(37)
	8,103	8,417
Income tax rate	35%	35%
Deferred income tax, net	Ps 2,836	Ps 2,946

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

In accordance with the amendments to the Mexican Income Tax Law effective as from January 1, 2002, the corporate income tax rate will remain at 35% for the current year. However, this rate will be reduced by 1% on an annual basis until reaching a 32% rate in the year 2005. This change will give rise to a decrease of approximately Ps243 in the amount for deferred income tax payable recorded at December 31, 2001. Such amount will be credited to 2002 income.

Alejandro Elizondo B. Ernesto Ortiz L.
President Vice-President

REPORT OF INDEPENDENT AUDITORS
ON CONSOLIDATING FINANCIAL STATEMENTS

To the Board of Directors and
Stockholders of Hylsamex, S. A. de C. V.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements, taken as a whole, of Hylsamex, S. A. de C. V. and subsidiaries and of Hylsamex, S. A. de C. V. (as a separate legal entity) for the year ended December 31, 2001, which are covered by our qualified opinion on pages 1 and 2 of this report. The consolidating information shown on pages 36 to 39, which was prepared by and under the responsibility of the Company's management, has been subjected to the auditing procedures applied in the examination of the basic financial statements and is presented for purposes of additional analysis rather than to present financial position, results of operations and changes in financial position of the individual companies. However, in our opinion, subject to the same qualifications contained in our opinion on the consolidated financial statements on pages 1 and 2 of this

report, the accompanying consolidating financial information is fairly stated in all material respects in relation to the consolidated basic financial statements taken as a whole.

Carlos Arreola Enríquez
STATUTORY AUDITOR'S REPORT

To the Board of Directors and
Stockholders of Hylsamex, S. A. de C. V.

1. In my capacity as Statutory Auditor and in compliance with Article 166 of the Mexican Corporations Law, and Hylsamex, S. A. de C. V.'s by-laws, I submit my report on the veracity, sufficiency and fairness of the financial information that the Board of Directors has presented to you, in connection with the company's operations for the year ended December 31, 2001.

2. I have obtained from the Board of Directors, Directors and Managers the information on operations, documentation and accounting records that I considered it necessary to examine.

3. Except for the matter mentioned in paragraph 3.a below, the company's external auditors have made examinations in accordance with generally accepted auditing standards of the consolidated financial statements of Hylsamex, S. A. de C. V. and subsidiaries and of the individual financial statements of Hylsamex, S. A. de C. V. (as a separate legal entity), all of which were prepared by and under the responsibility of the company's management. The auditors' report makes reference to the following:

a. "At the date of this report, no audited financial statements had been issued for Consorcio Siderurgia Amazonia, Ltd., an associated company, for the year ended December 31, 2001. Additionally, in view of the circumstances described in Note 5 to the financial statements, the associated company's ability to continue as a going concern is uncertain. Consequently, we were unable to satisfy ourselves as to the amount at which this investment is stated in the consolidated balance sheet at December 31, 2001 (Ps897 million) or as to the amount included for this investment in the equity in loss of associated companies (Ps456 million) in the consolidated statement of income for the year then ended.b. As described in Note 8: (a) at December 31, 2001, Hylsamex, S. A. de C. V. and Hylsa, S. A. de C. V., were not in compliance with certain covenants contained in loan agreements covering loans of Ps10,564 million from banks and other creditors. As a result, these creditors are entitled to require immediate payment of the indebtedness. In these circumstances, accounting principles generally accepted in Mexico require that those liabilities, which are shown in the consolidated balance sheet in accordance with their original maturities, be reclassified as current liabilities, and (b) in the event the debt-restructuring process carried out by Hylsa, S. A. de C. V. is not concluded satisfactorily, its ability and that

of its parent company, Hylsamex, S. A. de C. V., to continue as going concerns would be in doubt. The accompanying financial statements do not include any adjustments related to the recovery and classification of assets and to the amount and classification of liabilities that might be necessary in the event the companies could not continue operating".

4. In my opinion, except for the: (a) effect of such adjustments, if any, as might have been determined to be necessary had the auditor been able to obtain the audited financial statements of the associated company mentioned in paragraph 3.a above, and (b) the fact that the long-term liabilities mentioned in paragraph 3.b above, amounting to Ps 7,524, have not been reclassified as current liabilities, the accounting and reporting policies and criteria followed by the company and applied by Management in preparing the financial information presented by them to this Meeting are appropriate and adequate and were applied on a basis consistent with that of the preceding year. Therefore, such information presents in an accurate, fair and adequate manner the consolidated financial position of Hylsamex, S. A. de C. V. and subsidiaries and the individual financial position of Hylsamex, S. A. de C. V. (as a separate legal entity) at December 31, 2001, and the consolidated and individual results of their operations, the changes in their stockholders' equity and the changes in their financial position for the year then ended, in accordance with accounting principles generally accepted in Mexico.

Carlos Arreola Enríquez
Statutory Auditor

STOCK EXCHANGE CODE: **HYLSAMX** *QUARTER:* **4** *YEAR:* **2001**
HYLSAMEX, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMÂTION **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\COQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	5,749,819
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,041,947
3 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(5,664)
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	39,591
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	51,960
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(558)
7 HYLSA LATIN LLC		12,831,079	0.00	108,373	867,158
8 ELIMINACIONES		1	0.00	0	(728,369)
9 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,573,051**	**7,015,884**
ASSOCIATEDS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	896,102
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**2,417,906**	**896,102**
OTHER PERMANENT INVESTMENTS					**76,462**
TOTAL					**7,988,448**

NOTES

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	9,059,052	1,804,794	7,254,258	25,495,164	15,200,480	17,548,942
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**9,059,052**	**1,804,794**	**7,254,258**	**25,495,164**	**15,200,480**	**17,548,942**
NOT DEPRECIATION ASSETS						
GROUNDS	160,725	0	160,725	894,345	0	1,055,070
CONSTRUCTIONS IN PROCESS	89,041	0	89,041	13,276	0	102,317
OTHER	186,107	0	186,107	0	0	186,107
NOT DEPRECIABLE TOTAL	**435,873**	**0**	**435,873**	**907,621**	**0**	**1,343,494**
TOTAL	**9,494,925**	**1,804,794**	**7,690,131**	**26,402,785**	**15,200,480**	**18,892,436**

NOTES

CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	18/01/2002	5.40	0	0	0	75,882	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	31/01/2002	5.99	0	0	0	45,712	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	10/11/2002	7.60	0	0	0	118,850	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	31/01/2002	6.27	0	0	0	0	0	0	0	0	0	45,712	0	0	0	0
BAYERISCHE VEREINSBANK	31/01/2002	7.38	0	0	0	0	0	0	0	0	0	246,842	0	0	0	0
COMMERCE BANK	31/01/2002	6.80	0	0	0	0	0	0	0	0	0	63,996	0	0	0	0
STANDARD CHARTERED	10/09/2002	6.91	0	0	0	0	0	0	0	0	0	268,174	0	0	0	0
WITH WARRANTY																
ABN AMRO	26/03/2004	5.71	0	0	0	0	0	0	0	0	0	16,762	31,998	8,000	0	0
BANAMEX	15/02/2005	8.09	0	0	0	37,011	67,181	72,951	10,693	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.19	0	0	0	19,331	31,403	21,366	10,683	0	0	0	0	0	0	0
BANCOMEXT	14/08/2002	5.19	0	0	0	98,280	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	5.75	0	0	0	0	0	0	0	0	0	151,250	132,836	8,285	0	0
BANK OF MONTREAL	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	8,091	5,485	0	0	0
BANORTE	15/01/2005	8.85	17,837	13,390	0	17,401	16,455	16,456	151	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	7.52	0	0	0	0	0	0	0	0	0	12,887	19,865	22,382	0	0
BBVA BANCOMER	15/02/2005	7.83	0	0	0	48,303	77,013	82,053	6,408	0	0	11,597	8,882	0	0	0
BHF	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	4,046	2,743	0	0	0
BLADEX	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	6,743	4,571	0	0	0
BNP	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	8,091	5,485	0	0	0
COMERICA BANK	17/12/2004	5.74	0	0	0	0	0	0	0	0	0	38,873	45,754	21,072	0	0
COMMERCE BANK	26/03/2004	5.71	0	0	0	0	0	0	0	0	0	5,987	11,428	2,857	0	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	4.87	0	0	0	0	0	0	0	0	0	14,078	16,913	2,857	0	0
CREDIT LYONNAIS	26/03/2004	5.06	0	0	0	0	0	0	0	0	0	17,071	22,627	4,285	0	0
DEUTSCHE BANK	17/12/2004	7.52	0	0	0	0	0	0	0	0	0	6,443	9,933	11,191	0	0
DEUTSCHE GEROZENTRALE	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	4,046	2,743	0	0	0
DG BANK	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	8,091	5,485	0	0	0
EXPORT DEVELOPMENT CORP.	17/03/2003	6.06	0	0	0	0	0	0	0	0	0	14,859	5,864	0	0	0

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FIDEICOMISO DE FOMENTO MINER	15/11/2007	5.61	0	0	0	9,680	9,681	9,680	9,680	18,553	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	5.65	0	0	0	0	0	0	0	0	0	20,293	27,593	9,881	0	0
HSBC BANK	17/12/2004	7.52	0	0	0	0	0	0	0	0	0	9,665	14,899	16,787	0	0
HYPO-VEREINSBANK	31/07/2005	6.66	0	0	0	0	0	0	0	0	0	91,603	59,232	13,845	13,845	1,621
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.66	0	0	0	0	0	0	0	0	0	94,729	94,729	94,729	45,940	21,203
MORGAN GUARANTY TRUST	17/12/2004	7.52	0	0	0	0	0	0	0	0	0	29,688	45,765	51,564	0	0
RHEINLAND-PFALZ	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	8,091	5,485	0	0	0
SCHLESWING-HOLSTEIN	25/06/2003	3.61	0	0	0	0	0	0	0	0	0	4,046	2,743	0	0	0
STANDARD CHARTERED	16/12/2002	4.13	0	0	0	0	0	0	0	0	0	14,309	0	0	0	0
SUMITOMO	17/12/2004	7.52	0	0	0	0	0	0	0	0	0	14,189	21,873	24,645	0	0
THE FUJI BANK AND TRUST CO.	17/12/2004	5.07	0	0	0	0	0	0	0	0	0	16,632	13,991	5,463	0	0
WEST LB	17/12/2004	6.18	0	0	0	0	0	0	0	0	0	44,968	63,831	33,566	0	0
OTHER FINANCIAL ENTITIES																
BANAMEX	17/12/2004	8.95	248,570	211,424	0	394,000	102,236	71,786	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	12/10/2003	10.58	203,571	171,429	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	12/10/2003	10.50	160,714	114,286	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	5.34	0	0	0	0	0	0	274,269	0	0	0	0	0	0	0
BANK OF AMERICA	31/10/2002	6.26	0	0	0	0	0	0	0	0	0	85,023	0	0	0	0
BANORTE	12/10/2003	10.11	64,286	85,714	0	31,084	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	9.30	0	0	0	0	0	0	0	0	0	35,257	27,797	27,262	0	0
BBVA BANCOMER	17/12/2004	9.90	188,571	131,429	0	122,033	127,278	96,390	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	6.61	0	0	0	20,284	20,285	20,285	20,284	0	0	26,443	20,848	20,447	0	0
DEUTSCHE BANK	17/12/2004	9.30	0	0	0	0	0	0	0	0	0	17,628	13,899	13,631	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	9.30	0	0	0	0	0	0	0	0	0	8,815	6,950	6,816	0	0
HSBC BANK	17/12/2004	9.30	0	0	0	0	0	0	0	0	0	26,443	20,848	20,447	0	0
INBURSA	30/05/2002	7.24	70,000	0	0	132,563	0	0	0	0	0	0	0	0	0	0
MORGAN GUARANTY TRUST	17/12/2004	9.32	0	0	0	0	0	0	0	0	0	90,833	73,061	71,786	0	0
THE FUJI BANK AND TRUST CO.	17/12/2004	9.01	0	0	0	0	0	0	0	0	0	10,651	6,922	6,654	0	0

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
THE SUMITOMO BANK LTD.	21/01/2003	6.17	0	0	0	0	0	0	0	0	0	3,997	268	0	0	0
TOTAL BANKS			953,549	727,672	0	1,170,414	451,532	390,967	332,168	18,553	0	1,606,942	853,346	498,452	59,785	22,824
PRIVATE PLACEMENTS																
UNSECURED DEBT																
BANCA SERFIN	26/05/2004	3.20	0	0	0	0	0	847,466	0	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,719,892
USCP	25/03/2003	9.88	0	0	0	0	0	0	0	0	0	170,034	287,081	0	0	0
PMP	03/09/2005	8.75	0	0	0	0	0	0	668,014	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	847,466	668,014	0	0	170,034	287,081	0	0	2,719,892
PROVEEDORES																
OTROS PROVEEDORES	31/12/2002		292,768	0	789,333	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			292,768	0	789,333	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	31/12/2002		1,298,844	0	0	0	113	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,298,844	0	0	0	113	0	0	0	0	0	0	0	0	0
			2,545,161	727,672	789,333	1,170,414	451,645	1,238,433	1,000,182	18,553	0	1,776,976	1,140,427	498,452	59,785	2,742,716

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**

HYLSAMEX, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	121,517	1,385,269	0	0	1,385,269
OTHER	5,315	59,663	0	0	59,663
TOTAL	**126,832**	**1,444,932**			**1,444,932**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	163,954	1,883,049	0	0	1,883,049
INVESTMENTS	512	11,803	0	0	11,803
OTHER	76,444	907,456	0	0	907,456
TOTAL	**240,910**	**2,802,308**			**2,802,308**
NET BALANCE	**(114,078)**	**(1,357,376)**			**(1,357,376)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**139,462**	**1,215,478**	0	0	**1,215,478**
LIABILITIES POSITION	**1,199,712**	**10,886,916**			**10,886,916**
SHORT TERM LIABILITIES POSITION	358,779	3,736,723	0	0	3,736,723
LONG TERM LIABILITIES POSITION	840,933	7,150,193	0	0	7,150,193
NET BALANCE	**(1,060,250)**	**(9,671,438)**			**(9,671,438)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,776,510	15,587,130	(11,810,620)	0.01	65,475
FEBRUARY	3,252,464	15,263,122	(12,010,658)	0.00	(7,949)
MARCH	3,042,227	15,230,573	(12,188,346)	0.00	77,223
APRIL	2,772,108	14,834,979	(12,062,871)	0.01	60,849
MAY	2,697,759	14,450,766	(11,753,007)	0.00	26,969
JUNE	2,699,301	14,085,955	(11,387,655)	0.00	26,934
JULY	2,863,272	14,187,167	(11,323,895)	0.00	(29,422)
AUGUST	2,912,458	14,398,239	(11,485,781)	0.01	68,050
SEPTEMBER	2,913,347	14,112,478	(11,199,131)	0.01	104,251
OCTOBER	3,028,041	14,586,205	(11,558,163)	0.00	52,238
NOVEMBER	2,886,347	14,128,706	(11,242,359)	0.00	42,350
DECEMBER	2,902,319	14,268,121	(11,365,803)	0.00	15,740
ACTUALIZATION:	0	0	0	0.00	(39,041)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**463,667**

NOTES

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	6.84
ELECTRODOS	UCAR CARBON MEXICANA				0.97
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.89
ALEACIONES	CIA. MINERA AUTLAN				2.48
ZINC	PEÑOLES				1.95
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.21
CAL	REGIO CAL				1.22
ARRABIO					1.14
BRIQUETA					2.43

NOTES

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			1,277	7,207,867			
NO PLANOS			743	2,263,561			
OTROS				436,017			
TOTAL				9,907,445			

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED
Final Printing

FOREIGN SELLS

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			306	1,495,631			
NO PLANOS			18	49,379			
OTROS				71,968			
TOTAL				1,616,978			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000	42,438
Number of shares Outstanding at the Date of the NFEA: (Units)	243,756,094

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001	258,077
Number of shares Outstanding at the Date of the NFEA: (Units)	243,756,094

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	243,756,094

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HYLSAMX QUARTER: 4 YEAR: 2001

RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	243,756,094

[ ] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAI	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001	0
Number of shares Outstanding at the Date of the NFEAR (Units)	243,756,094

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	243,756,094

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	243,756,094			243,756,094	2,393,924	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,393,924**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
243,756,094
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's : 6.25

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

SAN NICOLAS DE LOS GARZA, NL, AT MAY 13 OF 2002

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 13/05/200: 11:46

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DO MICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
E-MAIL:	webmaster@hylsamex.com.mx
DIRECCION DE INTERNET	www.hylsamex.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 13/05/200: 11:46

TELEFONO:	01 81 8865 1701
FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1236
FAX:	01 81 8865 1210
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: HYLSAMX **FECHA : 13/05/2002** 11:46
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE**

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. DIONISIO GARZA MEDINA

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : LIC. GERARDO X. CALDERON ROJAS

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. MAURICIO FERNANDEZ GARZA

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. ARMANDO GARZA SADA

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. BERNARDO GARZA DE LA FUENTE

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. EDUARDO GARZA T.

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. ALFONSO GONZALEZ MIGOYA

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. RAFAEL R. PAEZ GARZA

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : DR. RAFAEL RANGEL SOSTMANN

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. JOSE DE JESUS VALDEZ SIMANCAS

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : ING. JOSE VIVANCO LOZA

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : C.P. CARLOS ARREOLA ENRIQUEZ

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : C.P. RODOLFO SANDOVAL GARCIA

CARGO **SECRETARIO PROPIETARIO**

CLAVE DE COTIZACION: HYLSAMX **FECHA : 13/05/2002** 11:46
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : LIC. LEOPOLDO MARROQUIN MORALES

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 08/04/2002 AL : 08/04/2003
NOMBRE : LIC. CARLOS JIMENEZ BARRERA

CLAVE DE COTIZACIÓN:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 200

TRIMESTRE: 4 AÑO

(Millones de Pesos)

Final Printing

SECTOR 1: ______

SECTOR 2: ______

SECTOR 3: ______

CLAVE DE COTIZACIÓN:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 200

TRIMESTRE: 4 AÑO

(Millones de Pesos)

Final Printing

SECTOR 1: ____________

SECTOR 2: ____________

SECTOR 3: ____________

CLAVE DE COTIZACIÓN

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 200 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Final Printing

PAIS 1: ______________________

PAIS 2: ______________________

PAIS 3: ______________________

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVC

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 200 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Final Printing

PAIS 1: ____________________

PAIS 2: ____________________

PAIS 3: ____________________

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**25,902,821**	**100**	**29,760,151**	**100**
2	**ACTIVO CIRCULANTE**	**4,420,452**	**17**	**5,033,302**	**17**
3	EFECTIVO E INVERSIONES TEMPORALES	292,685	1	408,155	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,603,301	6	1,354,281	5
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	509,745	2	467,068	2
6	INVENTARIOS	2,014,721	8	2,803,798	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**468,004**	**2**	**1,523,192**	**5**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	390,536	2	1,434,040	5
11	OTRAS INVERSIONES	77,468	0	89,152	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**18,715,224**	**72**	**20,624,968**	**69**
13	INMUEBLES	1,065,755	4	1,074,706	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	34,612,889	134	36,709,677	123
15	OTROS EQUIPOS	189,360	1	190,563	1
16	DEPRECIACION ACUMULADA	17,251,309	67	17,720,429	60
17	CONSTRUCCIONES EN PROCESO	98,529	0	370,451	1
18	**ACTIVO DIFERIDO (NETO)**	**2,299,141**	**9**	**2,578,689**	**9**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**17,619,799**	**100**	**18,385,555**	**100**
21	**PASIVO CIRCULANTE**	**7,168,162**	**41**	**4,841,680**	**26**
22	PROVEEDORES	1,183,363	7	1,102,567	6
23	CREDITOS BANCARIOS	3,917,318	22	2,693,769	15
24	CREDITOS BURSATILES	0	0	249,323	1
25	IMPUESTOS POR PAGAR	170,057	1	134,523	1
26	OTROS PASIVOS CIRCULANTES	1,897,424	11	661,498	4
27	**PASIVO A LARGO PLAZO**	**7,165,553**	**41**	**10,755,520**	**58**
28	CREDITOS BANCARIOS	2,941,373	17	5,891,446	32
29	CREDITOS BURSATILES	4,224,069	24	4,859,946	26
30	OTROS CREDITOS	111	0	4,128	0
31	**CREDITOS DIFERIDOS**	**3,286,084**	**19**	**2,788,355**	**15**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**8,283,022**	**100**	**11,374,596**	**100**
34	**PARTICIPACION MINORITARIA**	**1,890,178**	**23**	**1,928,471**	**17**
35	**CAPITAL CONTABLE MAYORITARIO**	**6,392,844**	**77**	**9,446,125**	**83**
36	**CAPITAL CONTRIBUIDO**	**2,870,760**	**35**	**2,870,760**	**25**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,393,924	29	2,393,924	21
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	476,836	6	476,836	4
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,522,084**	**43**	**6,575,365**	**58**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	8,060,528	97	7,861,580	69
43	RESERVA PARA RECOMPRA DE ACCIONES	971,367	12	971,367	9
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(5,221,505)	(63)	(2,006,439)	(18)
45	**RESULTADO NETO DEL EJERCICIO**	(288,306)	(3)	(251,143)	(2)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**292,685**	**100**	**408,155**	**100**
46	EFECTIVO	76,011	26	37,091	9
47	INVERSIONES TEMPORALES	216,674	74	371,064	91
18	**CARGOS DIFERIDOS**	**2,299,141**	**100**	**2,578,689**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,701,639	74	1,751,877	68
49	CREDITO MERCANTIL	4,825	0	31,725	1
50	IMPUESTOS DIFERIDOS	296,611	13	497,010	19
51	OTROS	296,066	13	298,077	12
21	**PASIVO CIRCULANTE**	**7,168,162**	**100**	**4,841,680**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,986,006	56	3,557,499	73
53	PASIVOS EN MONEDA NACIONAL	3,182,156	44	1,284,181	27
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**249,323**	**100**
54	PAPEL COMERCIAL	0	0	249,323	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,897,424**	**100**	**661,498**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	241,852	13	106,911	16
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,655,572	87	554,587	84
27	**PASIVO A LARGO PLAZO**	**7,165,553**	**100**	**10,755,520**	**100**
59	PASIVO EN MONEDA EXTRANJERA	6,620,461	92	9,003,757	84
60	PASIVO EN MONEDA NACIONAL	545,092	8	1,751,763	16
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,224,069**	**100**	**4,859,946**	**100**
61	OBLIGACIONES	3,534,324	84	4,184,608	86
62	PAGARE DE MEDIANO PLAZO	689,745	16	675,338	14
30	**OTROS CREDITOS**	**111**	**100**	**4,128**	**100**
63	OTROS CREDITOS CON COSTO	111	100	4,128	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,286,084**	**100**	**2,788,355**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,252,881	69	1,866,038	67
67	OTROS	1,033,203	31	922,317	33
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(5,221,505)**	**100**	**(2,006,439)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(5,221,505)	(100)	(2,006,439)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(2,747,710)	191,622
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,033,203	882,352
74	NUMERO DE FUNCIONARIOS (*)	197	204
75	NUMERO DE EMPLEADOS (*)	2,565	2,642
76	NUMERO DE OBREROS (*)	4,208	4,363
77	NUMERO DE ACCIONES EN CIRCULACION (*)	243,756,094	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2002 Y 2001

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,654,319**	**100**	**2,868,023**	**100**
2	COSTO DE VENTAS	2,418,279	91	2,630,316	92
3	**RESULTADO BRUTO**	**236,040**	**9**	**237,707**	**8**
4	GASTOS DE OPERACION	259,632	10	243,282	8
5	**RESULTADO DE OPERACION**	**(23,592)**	**(1)**	**(5,575)**	**0**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(49,409)	(2)	219,825	8
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**25,817**	**1**	**(225,400)**	**(8)**
8	OTRAS OPERACIONES FINANCIERAS	425,429	16	109,653	4
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(399,612)**	**(15)**	**(335,053)**	**(12)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(255,318)	(10)	(120,199)	(4)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(144,294)**	**(5)**	**(214,854)**	**(7)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(120,926)	(5)	(39,917)	(1)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(265,220)**	**(10)**	**(254,771)**	**(9)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(265,220)**	**(10)**	**(254,771)**	**(9)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(265,220)**	**(10)**	**(254,771)**	**(9)**
19	PARTICIPACION MINORITARIA	23,086	1	(3,628)	0
20	**RESULTADO NETO MAYORITARIO**	**(288,306)**	**(11)**	**(251,143)**	**(9)**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,654,319**	**100**	**2,868,023**	**100**
21	NACIONALES	2,246,702	85	2,459,474	86
22	EXTRANJERAS	407,617	15	408,549	14
23	CONVERSION EN DOLARES (***)	43,645	2	37,149	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(49,409)**	**100**	**219,825**	**100**
24	INTERESES PAGADOS	280,585	568	431,146	196
25	PERDIDA EN CAMBIOS	(174,636)	(353)	(31,294)	(14)
26	INTERESES GANADOS	28,854	58	34,002	15
27	GANANCIA EN CAMBIOS	(17,381)	(35)	9,793	4
28	RESULTADO POR POSICION MONETARIA	(143,885)	(291)	(136,232)	(62)
8	**OTRAS OPERACIONES FINANCIERAS**	**425,429**	**100**	**109,653**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	425,429	100	109,653	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(255,318)**	**100**	**(120,199)**	**100**
32	I.S.R.	(258,229)	(101)	(120,280)	(100)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	2,911	1	81	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	2,654,320	3,264,896
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	11,466,954	13,927,369
39	RESULTADO DE OPERACION (**)	251,311	845,076
40	RESULTADO NETO MAYORITARIO (**)	1,762,928	(262,305)
41	RESULTADO NETO (**)	1,747,643	(273,351)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(265,220)**	**(254,771)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	579,356	266,222
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**314,136**	**11,451**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	522,637	(64,477)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**836,773**	**(53,026)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(861,489)	(828,748)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(10,171)	(29,549)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(871,660)**	**(858,297)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(41,805)**	**(26,705)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(76,692)	(938,028)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	369,377	1,346,183
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	292,685	408,155

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**579,356**	**266,222**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	295,945	309,468
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	40,608	56,943
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	242,803	(100,189)
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**522,637**	**(64,477)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(12,002)	38,703
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(26,499)	(27,186)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(117,902)	31,254
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	86,722	(40,209)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	592,318	(67,039)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(861,489)**	**(828,748)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	21	127,785
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	471,993	9,157
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	(222)
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(818,059)	(554,461)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(514,275)	(409,186)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(1,169)	(1,821)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(10,171)**	**(29,549)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(10,171)	(29,549)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(41,805)**	**(26,705)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	84
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(43,030)	(50,135)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	1,225	23,346

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	(9.99) %	(8.88) %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	27.58 %	(2.78) %
3	RESULTADO NETO A ACTIVO TOTAL (**)	6.75 %	(0.92) %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00 %	0.00 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(54.25) %	(53.47) %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.44 veces	0.47 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.61 veces	0.68 veces
8	ROTACION DE INVENTARIOS (**)	5.04 veces	4.50 veces
9	DIAS DE VENTAS POR COBRAR	47 días	37 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.30 %	10.33 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	68.02 %	61.78 %
12	PASIVO TOTAL A CAPITAL CONTABLE	2.13 veces	1.62 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	60.20 %	68.32 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	38.29 %	52.15 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	(0.08) veces	(0.01) veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.65 veces	0.76 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.62 veces	1.04 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.34 veces	0.46 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.25 veces	0.27 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	4.08 %	8.43 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	11.83 %	0.40 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	19.69 %	(2.25) %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	2.98 veces	(0.12) veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	98.83 %	96.56 %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	1.17 %	3.44 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	102.93 %	187.74 %

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 9.26	$ (1.08)
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 9.26	$ (1.08)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 26.23	$ 38.75
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.24 veces	.19 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	.69 veces	(7.01) veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS	(7,680,410)
IMPUESTO DIFERIDO EN CAPITAL	87,036
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,371,869

TOTAL	(5,221,505)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	3,369,429
OBLIGACIONES	854,640

TOTAL	4,224,069

r08: ESTE RENGLON SE INTEGRA COMO SIGUE:

RESERVA PARA PERDIDAS EN INVERSIONES DE ASOCIADAS	390,536
OTROS GASTOS, NETO	34,893

TOTAL	425,429

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

RESULTADOS AL PRIMER TRIMESTRE DE 2002

La información contenida en este reporte se presenta en pesos constantes (Ps) con poder adquisitivo del 31 de marzo de 2002 y en toneladas métricas. Algunas cifras se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes.

EVENTOS RELEVANTES

* Hylsamex vendió 623,500 toneladas durante el primer trimestre de 2002, volumen superior en 1% al de 615,700 toneladas vendidas en 4T01 y 16% mayor al de 537,700 toneladas embarcadas durante 1T01.

* El volumen doméstico totalizó 534,600 toneladas en 1T01, 1% inferior al nivel de 542,500 toneladas del trimestre anterior pero 14% superior a las 471,000 toneladas vendidas en el mismo trimestre de 2001.

* Las ventas de exportación ascendieron a 88,900 toneladas, superiores en 21% y 33% que las 73,200 toneladas de 4T01 y 66,700 toneladas de 1T01, respectivamente. El incremento se logró en la línea de productos planos.

* El ingreso por tonelada fue de US$466 en 1T02, 5% inferior al de US$493 registrado durante el trimestre previo y 12% inferior al de US$527 obtenido en 1T01. La disminución en precio, aunada al cambio en la mezcla de ventas que incluyó un mayor porcentaje de productos tipo commodity, explican la caída en este indicador.

* El costo de ventas continuó decreciendo, llegando a US$424/tonelada en 1T01, 5% inferior al de US$448 /tonelada registrado en 4T01 y 12% menor al de US$483/tonelada obtenido hace un año. En millones de dólares, esta cifra disminuyó 4% del nivel del trimestre anterior y se incrementó sólo 2% contra 1T01 a pesar del incremento relevante en volumen de ventas.

* El flujo de efectivo, medido como EBITDA, continuó afectado negativamente por la disminución en los precios domésticos. En 1T02, el EBITDA totalizó US$30 millones, lo que representa una caída de 13% del EBITDA de US$34 millones registrado en 4T01, y permaneció en línea con el de 1T01.

* Las negociaciones para la reestructura de la subsidiaria Hylsa siguen avanzando. La Compañía ha realizado los pasos necesarios para cumplir con las condiciones precedentes de la misma.

RESUMEN

Los esfuerzos para mejorar los resultados operativos y financieros de Hylsamex durante el primer trimestre de 2002 se vieron obstruidos por la continua presión a la baja en los precios de venta. La generación de efectivo disminuyó 13% contra el trimestre anterior y, a pesar del entorno negativo, Hylsamex pudo preservar el mismo nivel de EBITDA que el obtenido hace un año. Esto fue posible debido a las iniciativas de reducción de costos implementadas durante los últimos doce meces, al permitir que la Compañía obtuviera mayores beneficios de la disminución en los insumos variables.

La demanda de acero en México se ha incrementado desde el nivel más bajo experimentado durante el primer trimestre de 2001. Consecuentemente, el volumen de ventas de Hylsamex se incrementó en 16% desde 1T01 pero subió sólo de manera marginal desde el cuarto trimestre de 2001 debido a la ocurrencia de la Semana Santa hacia el final del trimestre, y al efecto estacional que esto representa. En el primer trimestre de 2002, el mercado local incrementó la demanda de productos no planos orientados al sector de la construcción. Por otro lado, las ventas de exportación subieron ya que la Compañía tomó ventaja del incremento en demanda de productos tipo commodity de algunos de sus clientes internacionales.

El ingreso por tonelada en el trimestre totalizó US$466, 5% inferior al de 4T01 y 12% por debajo del obtenido en 1T01. Los precios de exportación de Hylsamex bajaron contra el cuarto trimestre de 2001 debido a un cambio en la mezcla de ventas, que en 1T02 incluyó menos productos de valor agregado. Los precios de acero en México continúan a niveles bajos a pesar de los recientes incrementos de precio en el mercado spot en Estados Unidos. Aunque el precio promedio de Hylsamex se deterioró más desde diciembre de 2001 debido tanto a menores precios de venta como al cambio en la mezcla, estos mostraron una tendencia más positiva a medida que avanzó el trimestre. Más aún, durante marzo Hylsamex implementó un incremento de precio de 7% en algunas categorías de productos planos.

Los costos de producción durante el trimestre mejoraron en 7% contra 4T01 y 8% contra 1T01 a pesar del crecimiento en volumen. La razón de esta mejora en costos es que los precios de algunos insumos variables como el gas natural, la electricidad y la chatarra siguieron disminuyendo. Los esfuerzos de la administración para limitar los costos fijos fueron efectivos, aunque medidos en dólares se incrementaron por la apreciación del peso en el trimestre.

A principios de Marzo, el Presidente Bush anunció la conclusión de la investigación Sección 201 iniciada en Junio de 2001, implementando aranceles escalonados en todos los productos de acero en presentación de lámina y placa. En el primer año, el arancel será de 30%, de 24% durante el segundo y de 18% durante el tercer año. México y Canadá quedaron excluidos del ámbito de esta resolución, así como otros países en desarrollo.

En la misma línea, el 15 de marzo de 2002, la Secretaría de Economía en México incrementó los aranceles a las importaciones de productos siderúrgicos por segunda vez. El arancel anterior de 25%, implementado el 6 de septiembre de 2001, se incrementó a 35% para las mismas categorías de productos provenientes de países con los cuales México no tiene tratados comerciales. Este nuevo nivel de aranceles está diseñado para limitar las prácticas de comercio desleal.

MERCADO DEL ACERO

El volumen de ventas total subió 1%, de 615,700 toneladas en 4T01 a 623,500 toneladas en 1T02. En la comparación contra 1T01, los embarques crecieron 16% reflejando un incremento en el consumo doméstico, particularmente en productos no planos. Ventas adicionales de productos planos a los mercados de exportación permitieron el incremento marginal contra el trimestre anterior.

Los embarques domésticos en el primer trimestre de 2002 fueron de 534,600

toneladas, nivel 1% inferior al de 542,500 toneladas vendidas en el trimestre anterior pero 14% superior al de 471,000 toneladas embarcadas durante el primer trimestre de 2001. En la comparación contra 4T01, la estacionalidad trimestral fue la causa principal de la disminución en el volumen de ventas. El incremento de 63,600 toneladas contra el mismo trimestre del año anterior se atribuyó a lo siguiente:

* Un incremento de 9,900 toneladas de productos planos. La mayor parte de este incremento incluyó productos de valor agregado como lámina rolada en frío, productos tubulares y acero recubierto. La disminución de las importaciones permitió que tanto Hylsamex como otros productores domésticos incrementaran su participación de mercado.
* Un incremento de 53,700 toneladas en productos no planos compuesto por mayores ventas de varilla y alambrón. Adicionalmente, Hylsamex incrementó la venta de productos semi-terminados.

Las exportaciones totalizaron 88,900 toneladas durante el primer trimestre de 2002, mostrando crecimientos de 21% y de 33% con relación a 4T01 y 1T01, respectivamente. El incremento versus el trimestre anterior se compuso principalmente de lámina rolada en caliente y de un ligero incremento de productos de valor agregado. En la comparación contra el mismo trimestre de 2001, el incremento consistió en productos de valor agregado, pero a menores precios de venta.

La mezcla de exportación en 1T02 incluyó 83% de productos de valor agregado, en comparación con el 89% obtenido en 4T01 y el 80% obtenido en 1T01. El precio promedio al que Hylsamex exportó sus producto en 1T02 fue de US$431 /tonelada, 12% inferior al trimestre anterior y 15% por debajo de 1T01. Debido al incremento en embarques, el ingreso por exportaciones creció 12% y 11% contra 4T01 y el mismo trimestre de 2001.

INGRESO

El ingreso de Hylsamex durante el primer trimestre de 2002 totalizó Ps.2,654 millones (US$290 millones), 7% inferior al de Ps.2,864 millones (US$304 millones) registrados durante el trimestre anterior y 7% por debajo de los Ps.2,868 millones (US$283 millones) obtenidos hace un año. En ambas comparaciones, la caída que se presentó en el ingreso por tonelada en pesos constantes –8% desde 4T01 y 20% con relación a 1T01– limitó el incremento en ingreso total que pudo haberse presentado debido al incremento en embarques. Mientras que se presentó una disminución de precios en todas las líneas de productos, el cambio en la mezcla de ventas en el trimestre agudizó la caída en ingreso por tonelada. La mezcla de ventas de 1T02 incluyó 64% de productos de valor agregado en comparación con el 65% registrado en el trimestre anterior y el 60% de 1T01. El ingreso por tonelada en dólares siguió la misma tendencia decreciente aunque debido a la apreciación de 1.3% que experimentó el peso durante el trimestre, se limitó a 5% contra 4T01 y a 12% versus 1T01.

El ingreso de US$466/ton registrado en el trimestre se compuso de un precio promedio de US$423 y de la contribución de otro ingreso que totalizó US$43/tonelada. Con respecto al precio promedio, Hylsamex registró una disminución de US$21 con relación al trimestre anterior y de US$45 contra el mismo trimestre del año anterior debido a precios domésticos y de exportación más bajos y al cambio en la mezcla. En lo que se refiere a la contribución proveniente de otros ingresos, en 1T02 disminuyó del monto de US$49/tonelada

registrado en 4T01 y de US$59/tonelada obtenida en 1T01. La caída contra el trimestre anterior se debió principalmente a menores ventas de mineral de hierro al mercado, y contra 1T01 también se debió a menores ventas de tecnología y a una actividad más baja en la planta generadora de electricidad propiedad de Hylsamex.

COSTO DE VENTAS

El costo de ventas en el trimestre fue de Ps.2,418 millones (US$265 millones), 7% inferior al de Ps.2,604 millones (US$276 millones) registrado durante el trimestre anterior y 8% menor que el de Ps.2,629 millones (US$260 millones) obtenido hace un año. Las cifras en pesos constantes reflejan menor las tendencias decrecientes en el costo dado que las cifras en dólares están afectadas por la valuación del peso, que el 1T02 registró una apreciación contra 4T01 y de 5.2% contra 1T01. Bajo este análisis, el costo variable bajó 11% y 13% contra 4T01 y 1T01, respectivamente, mientras que los costos fijos se mantuvieron similares a 4T01 y crecieron sólo 1% contra 1T01. La disminución en costo variable en comparación a ambos trimestres se debió a precios de insumos variables aún más bajos.

En una base por tonelada, el costo totalizó US$424 en 1T01, 5% o US$24/tonelada inferior al de US$448 registrado en 4T01 y 12% o US$59/tonelada menor que el de US$483 obtenido en 1T01. En las dos comparaciones, la mayoría de la disminución se registró en el costo variable. El costo por tonelada en este trimestre fue inferior al que se registró en el tercer trimestre de 2001, cuando Hylsamex cobró US$20 millones por la venta de una cobertura del gas natural. El comportamiento del costo de los principales insumos variables se muestra a continuación:

GAS NATURAL: La referencia en Texas del precio del gas natural disminuyó US¢10/MMBTu en el trimestre, pero el precio que Hylsamex pagó en el trimestre se mantuvo igual que en el trimestre anterior debido a la cobertura que la Compañía tenía en el mes de diciembre. Durante 1T02 la Compañía no tuvo cobertura adicional al contrato de precio fijo por US$4.0/MMBtu con PEMEX.

ELECTRICIDAD: En pesos, el precio de la electricidad disminuyó contra el trimestre anterior, aunque en dólares se incrementó 2% debido a la apreciación del peso. En la comparación contra 1T01, el precio disminuyó 6% de acuerdo a la tendencia en los precios de los hidrocarburos.

CARGA METÁLICA: El precio promedio ponderado de la carga metálica en 1T01 fue de US$122 /tonelada, comparado con el de US$ 124 /tonelada registrado en el trimestre anterior y el de US$122 /tonelada obtenido en el mismo trimestre de 2001. El costo de US$122/tonelada representa el más bajo desde que la crisis en el precio del gas impactó negativamente los costos de producción de Hylsamex. Con respecto a los precios de la chatarra, estos disminuyeron contra lo trimestres comparables, pero en una base mensual, se incrementaron en marzo en comparación a enero de 2002.

GASTOS DE OPERACIÓN

Los gastos de operación en el primer trimestre de 2002 totalizaron Ps.260 millones (US$28 millones), disminuyendo 4% del nivel de Ps.270 millones (US$29

millones) obtenido en el trimestre anterior pero 7% por encima de los gastos de Ps.243 millones (US$24 millones) registrados en el primer trimestre de 2001. La disminución contra el trimestre anterior se debió a menores pagos a la compañía tenedora dado el menor nivel de ingresos. El incremento en comparación a 1T01 resultó de un incremento en fletes debido a un mayor volumen de ventas, y a gastos de administración ligeramente superiores.

FLUJO DE EFECTIVO

El flujo de operación, medido en EBITDA, fue de US$30 millones (Ps.272 millones) en 1T01, 13% inferior al EBITDA de US$34 millones (Ps.322 millones) registrado en el trimestre anterior y similar a los US$30 millones (Ps.304 millones) obtenidos en el mismo trimestre de 2001. El margen de EBITDA fue de 10.3% en este trimestre, comparado con el de 11.2% del trimestre anterior y el 10.6% registrado en 1T01. Como lo muestra la siguiente tabla, el precio de venta continúa siendo la razón principal del deterioro en el flujo de efectivo de Hylsamex, ya que los costos variables se han reducido a niveles más rentables.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

El resultado Integral de financiamiento de 1T01 resultó en una ganancia neta de Ps.50 millones (US$6 millones), comparada con la ganancia de Ps.178 millones (US$18 millones) registrada en 4T01, y el costo financiero neto de Ps.220 millones (US$22 millones) obtenido en 1T01. La apreciación del peso en el trimestre generó suficientes ganancias cambiarias que, junto con la ganancia monetaria obtenida, compensó los gastos financieros, obteniendo así una ganancia financiera neta.

UTILIDAD NETA CONSOLIDADA

El resultado neto consolidado correspondiente al interés mayoritario para el primer trimestre de 2002 fue de una pérdida de Ps.288 millones (US$32 millones) comparado con la pérdida neta de Ps.1,557 millones (US$169 millones) registrada en el trimestre anterior y la pérdida de Ps.251 millones (US$25 millones) obtenida durante el mismo trimestre de 2001. La mayor parte de la diferencia contra el trimestre pasado se debió al ajuste negativo en el activo por impuesto diferido en Hylsa hecho en 4T01, al ajuste favorable por reducirse la tasa aplicable a impuestos diferidos, a la provisión del 50% del valor de la inversión en Amazonia y en menor medida, al deterioro en la utilidad de operación.

(1) Durante 1T02 Hylsamex reportó un crédito a los resultados en el renglón de impuestos por una cantidad de Ps.255 millones. La principal razón de este crédito se debe a un ajuste en el renglón de Impuestos Diferidos como resultado de una reducción en la tasa de impuestos aplicable para 2002. La tasa de Impuestos había sido hasta 2001 del 35%, mientras que la tasa para 2002 es ahora de 32%. Después de utilizar la nueva tasa para calcular los impuestos diferidos, una reducción por la cantidad de Ps.246 millones fue obtenida y acreditada contra los resultados del primer trimestre de 2002.
(2) Como consecuencia de la compleja situación política y económica que se vive en Venezuela, y ante la incertidumbre de las negociaciones iniciadas por

Amazonia y Sidor con sus respectivos acreedores financieros así como en la determinación del valor de la inversión en acciones de Amazonia y Sidor y de la recuperación de los prestamos convertibles, Hylsamex ha considerado prudente constituir una reserva equivalente al 50% de tales valores. Una vez descontada la reserva, el valor de la inversión, incluyendo los préstamos convertibles, asciende a US$ 43.3 millones al 31 de marzo de 2001.

DEUDA NETA

La deuda neta de caja de Hylsamex al 31 de marzo de 2002 fue de US$1,329 millones, mayor en US$3 millones a la de US$1,326 millones registrada al cierre de 2001, y menor en US$44 millones a la deuda de US$1,373 millones obtenida en marzo de 2001. Las inversiones en activo fijo se han mantenido a niveles bajos, y el desembolso en 1T02 fue de sólo US$5 millones.

PROCESO DE REFINANCIAMIENTO

Alcanzar un proceso exitoso de refinanciamiento con los bancos de Hylsa permitirá que Hylsamex ajuste sus obligaciones financieras a términos más adecuados que reflejen el entorno actual en la industria siderúrgica. A continuación se proporciona un resumen de los principales avances que se han obtenido en el proceso de refinanciamiento de la deuda de la subsidiaria Hylsa, S.A. de C.V., particularmente en el cumplimiento de las condiciones principales a las que está sujeta la efectividad de dicho proceso.

* Extender el vencimiento del pasivo relativo a los pagarés de mediano plazo. El 13 de marzo de 2002 se llevó a cabo una asamblea a la que asistieron representantes de aproximadamente 91% del monto total de los pagarés, quienes aprobaron las propuestas de la Compañía. Como resultado, el vencimiento del 100% de los pagarés en UDIS, equivalente a aproximadamente US$ 73 millones, se extenderá de marzo de 2005 a marzo de 2007, manteniendo su cupón actual de 8.75%. El 11 de marzo la Compañía pagó en efectivo aproximadamente 52% de los intereses que vencieron. Los tenedores de los pagarés aprobaron la propuesta para capitalizar el monto remanente (aproximadamente el 48% de los intereses devengados y no pagados) por lo que el monto de los pagarés queda en aproximadamente US$75 millones.

La extensión de los pagarés de mediano plazo queda sujeta a dos condiciones: (i) la conclusión del proceso de reestructura de Hylsa y (ii) que Hylsa realice una oferta de intercambio de los pagarés de 2007 por Certificados Bursátiles antes del 31 de enero de 2004. El nuevo instrumento, que vencerá en el año 2008 (con amortizaciones iguales en marzo y septiembre) y tendrá un cupón de al menos 8.75%. Lo anterior fue objeto de un comunicado al público inversionista, divulgado el pasado día 13 de marzo del presente año.

* El refinanciamiento de la deuda de Galvak. Este crédito, que aún se encuentra en proceso de negociación, servirá para refinanciar la mayor parte de la deuda de Galvak y tendrá un vencimiento promedio mayor a tres años.

* Extensión de al menos el 50% del monto de los Bono 2007, así como la obtención de dispensas a ciertas cláusulas. En comunicado de prensa fechado el pasado 12 de abril, la Compañía anunció que ha recibido el consentimiento de la mayoría de los tenedores del Bono 2007 para las enmiendas y dispensas

propuestas. El 22 de abril, la Compañía anunció que aproximadamente US$153 millones se presentaron para el intercambio a Bonos de 2010, por lo que se cumple con el objetivo inicial de intercambiar al menos el 50% de los Bonos 2007.

* Aportaciones para liquidez. La obtención de una línea de crédito bancaria por US$ 40 millones, con revolvencia durante 30 meses, se encuentra en proceso de negociación y sindicación.

RESULTADO DE EMPRESAS ASOCIADAS NO CONSOLIDADAS (SIDOR)

La información de Sidor y Amazonia contenida en este reporte es preliminar. Como se explica más adelante, la situación financiera de Sidor y Amazonia está sujeta a cambios como resultado de proceso actual de reestructuración, que pudieran resultar en ajustes potenciales desfavorables.

La participación minoritaria de Hylsamex en los resultados de Amazonia del 1T02, resultó en una pérdida por Ps.121 millones (US$13 millones), comparada con la pérdida de Ps.251 millones (US$27 millones) registrada en 4T01, y con la pérdida de Ps.40 millones (US$4 millones) registrada en el mismo trimestre del año anterior.

El volumen de ventas en 1T01 subió 6% con respecto al volumen de 4T01 de 769,900 toneladas en 4T01, y al de 751,200 toneladas registrado en 1T01. El nivel de embarques obtenido en 1T01 representa el más alto durante los pasados tres años. El porcentaje de exportación se incrementó de 68% en 4T01 a 70% en 1T02 y Sidor logró obtener un volumen record en su mercado de exportación. Este cambio en la mezcla incluyó principalmente productos semi-terminados, los cuales se incrementaron en 14% con respecto al trimestre anterior.

Los ingresos de Sidor en 1T02 fueron de US$198 millones, 3% superiores a los de US$192 millones registrados en 4T01 pero 8% inferiores a los US$215 millones registrados en 1T01. El precio promedio en 1T02 disminuyó 3% con respecto al del 4T01 como resultado de un cambio desfavorable en la mezcla de productos vendidos -los embarques adicionales al mercado de exportación incluyeron altos volúmenes de productos semi-terminados-, así como de una disminución de 10% en el precio del mercado doméstico.

Como consecuencia de la compleja situación política y económica que se vive en Venezuela, y ante la incertidumbre de las negociaciones iniciadas por Amazonia y Sidor con sus respectivos acreedores financieros así como en la determinación del valor de la inversión en acciones de Amazonia y Sidor y de la recuperación de los prestamos convertibles, Hylsamex ha considerado prudente constituir una reserva equivalente al 50% de tales valores. Una vez descontada la reserva, el valor de la inversión, incluyendo los préstamos convertibles, asciende a US$43.3 millones (Ps.391 millones) al 31 de marzo de 2002.

A esta fecha, Hylsamex, S.A. de C.V. (la compañía tenedora) tiene una exposición adicional por US$26 millones con respecto a la garantía para el pago de la deuda que Sidor tiene con el Fondo de Inversiones de Venezuela. También se tiene una exposición adicional por US$25 millones con respecto al cumplimiento de ciertas obligaciones establecidas en el contrato de adquisición de Sidor. Hylsa Latin tiene una exposición adicional de US$225

millones como garantía para el pago de la deuda de Sidor con el Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., la subsidiaria que produce el acero de Hylsamex, no tiene contingencias relacionadas con Amazonia o Sidor.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

HYLSAMEX, S. A. DE C. V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AL 31 DE MARZO DE 2002 COMPARATIVOS CON 2001

Millones de pesos de poder adquisitivo del 31 de marzo de 2002
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

% de tenencia
al 31 de marzo de (a)
2002 2001
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias: 100 100
Hylsa Puebla, S. A. de C. V. (b) 100
Hylsa Norte, S. A. de C. V. (b) 100
Consorcio Minero Benito Juárez
Peña Colorada, S. A. de C. V. 51 51
Peña Servicios, S. A. de C. V. 100 100
Las Encinas, S. A. de C. V. (c) 100 100
Comercializadora Las Encinas, S. A. de C. V. (c) 100 100
Aceros Prosima, S. A. de C. V. 100 100
Materiales y Aceros Masa, S. A. de C. V. 100 100
Pegi, S. A. de C. V. 52 52
Técnica Industrial, S. A. de C. V. 100 100
Transamerica E. & I., Corp. 100 100
Ferropak Servicios, S. A. de C. V. 100 100
Ferropak Comercial, S. A. de C. V. (d) 100
Ferropak, S. A. de C. V. (d) 100
Galvak, S. A. de C. V. y subsidiarias: 100 100
Galvamet Trading, Inc. 100 100
Galvacer Chile, S. A. 100 100
Acerex, S. A. de C. V. (e) 51
Acerex Servicios, S. A. de C. V. 100

Hylsa Latin, LLC. (Hylsa Latin) y asociadas (f): 100 100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) 37 37
CVG Siderúrgica del Orinoco, C. A. (Sidor) 70 70

Ferropcion. S.A. de C.V.,(Antes Galvanet, S. A. de C. V.) 100 100

Express Anáhuac Operadora, S. A. de C. V. (h) 100
Express Anáhuac, S. A. de C. V. (h) 100

Express Anáhuac Inmobiliaria, S. A. de C. V. (g) 100

Express Anáhuac Servicios, S. A. de C. V. (g) 100

Promotora Azteca Mexicana, S. A. de C. V. (h) 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociadas.

(b) El 30 de noviembre de 2001 los accionistas aprobaron la escisión de HYLSA. Como resultado se crearon dos nuevas empresas a las cuales se distribuyeron activos, pasivos y capital contable existentes al 31 de diciembre de 2001.

El acuerdo de escisión establece que: (a) HYLSA subsiste como entidad escindente y mantendrá la operación de las líneas de producción de aceros planos, aceros tubulares y tecnología, y (b) se incorporan dos nuevas compañías, Hylsa Puebla, S. A. de C. V. (Hylsa Puebla) e Hylsa Norte, S. A. de C. V. (Hylsa Norte) (compañías escindidas), constituidas con el propósito de operar las líneas de producción de alambrón y varilla en sus plantas de Xoxtla, Puebla y Apodaca, Nuevo Léon, respectivamente.

El 31 de diciembre de 2001, inmediatamente después de ser efectiva la escisión antes descrita, HYLSA adquirió de HYLSAMEX las acciones representativas del capital de las compañías escindidas, por lo que a partir de esa fecha las compañías escindidas son subsidiarias de HYLSA; esta operación se efectuó a crédito con base al valor contable de dichas entidades, capitalizándose en esa misma fecha los derechos de crédito correspondientes.

(c) En noviembre de 2001 los accionistas de Las Encinas, S. A. de C. V. aprobaron los siguientes acuerdos: (a) la escisión de la compañía y la creación de una nueva empresa denominada Operadora Las Encinas, S. A. de C. V. y (b) la fusión de Operadora Las Encinas, S. A. de C. V. con Comercializadora Las Encinas, S. A. de C. V., subsistiendo esta última como entidad fusionante, a la que se asignó la operación de la producción de mineral de hierro peletizado (pélet).

(d) En noviembre de 2001 los accionistas aprobaron la fusión de Ferropak, S. A. de C. V. con Ferropak Comercial, S. A. de C. V. (antes Teracor, S. A. de C. V., parte relacionada), subsistiendo ésta última como entidad fusionante.

(e) En junio de 2001 HYLSA vendió a Galvak, S. A. de C. V. (GALVAK), la totalidad de su participación accionaria en Acerex, S. A. de C. V.

(f) Amazonia es propietaria del 70.0% del capital común de Sidor, empresa venezolana.

(g) Express Anáhuac, S. A. de C. V. (EXXAN) fue subsidiaria de Promotora Azteca Mexicana, S. A. de C. V. (Promotora Azteca) hasta diciembre de 2001, fecha en que Promotora Azteca vendió sus acciones a Express Anáhuac Operadora, S. A. de C. V., entidad constituida en diciembre de 2001 por HYLSAMEX.

Previamente, en noviembre de 2001 EXXAN constituyó dos nuevas empresas: Express Anáhuac Inmobiliaria, S. A. de C. V. (EXXAN Inmobiliaria) y Express Anáhuac Servicios, S. A. de C. V. (EXXAN Servicios) (las compañías constituidas), a las que vendió sus inmuebles y equipo de transporte, respectivamente.

Posteriormente, en diciembre de 2001 EXXAN se escindió creándose Express Anáhuac Comercializadora, S. A. de C. V. (EXXAN Comercializadora), a la que transfirió las acciones de las compañías constituidas señaladas en el párrafo anterior.

(h) Promotora Azteca se fusionó en diciembre de 2001 con EXXAN Comercializadora, subsistiendo Promotora Azteca como entidad fusionante, vendiendo las acciones de EXXAN Inmobiliaria y EXXAN Servicios a HYLSAMEX.

Adicionalmente, en diciembre de 2001 Promotora Azteca se escindió creándose dos nuevas empresas: Promotora Azteca del Norte, S. A. de C. V. y Promotora Azteca del Noreste, S. A. de C. V. (compañías escindidas), subsistiendo Promotora Azteca como escindente. En ese mismo mes HYLSAMEX vendió a ALFA las acciones representativas del capital de dichas entidades.

Las transacciones a que se hace referencia en los incisos (g) y (h) anteriores, se llevaron a cabo tomando como base el valor contable de las entidades involucradas a las fechas de dichas transacciones.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso d. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de marzo de 2002.

Los estados financieros de la subsidiaria y las asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México. El efecto de la conversión de dichos estados financieros se registra directamente en el capital contable.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 356.1400, 339.929 y 317.676 al 30 de marzo de 2002, 2001 y 2000, respectivamente (1994 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se presentan a su valor de mercado.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociadas

Las acciones de empresas asociadas (véase inciso (f) en Nota 1) se registran por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras posteriores a la fecha de compra.

Como consecuencia de la compleja situación política y económica que se vive en Venezuela, y ante la incertidumbre de las negociaciones iniciadas por Amazonia y Sidor con sus respectivos acreedores financieros así como en la determinación del valor de la inversión en acciones de Amazonia y Sidor y de la recuperación de los préstamos convertibles, Hylsamex ha considerado prudente constituir una reserva equivalente al 50% de tales valores. Una vez descontada la reserva, el valor de la inversión, incluyendo los préstamos convertibles, asciende a US$ 43.3 millones (Ps. 391 millones) al 31 de marzo de 2001.

d. Inversión en acciones de subsidiarias

En el estado de situación financiera individual de HYLSAMEX, la inversión en acciones de subsidiarias se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras posteriores a la fecha de compra.

e. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos, hasta que inician su operación normal.

f. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

g. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas,

se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Utilidad (pérdida) integral

A partir del 1o. de enero de 2001, las empresas adoptaron las disposiciones del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL PRIMER TRIMESTRE DEL 2002.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA.
EN MILES DE PESOS DE MARZO DEL 2002.

REF		ORIGINAL I TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO I TRIM
S				

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

1 ACTIVO TOTAL	25,902,821	3,652,767	29,555,588
2 ACTIVO CIRCULANTE	4,420,452		4,420,452
8 LARGO PLAZO	468,004		468,004
12 INM. PTA Y EQ (NETO)	18,715,224	3,652,767	22,367,991
18 ACTIVO DIFERIDO (NETO)	2,299,141		2,299,141
19 OTROS ACTIVOS	0		0
20 PASIVO TOTAL	17,619,799		17,619,799
33 CAPITAL CONTABLE	8,283,022	3,652,767	11,935,789
34 PARTICIPACION MINORITARIA	1,890,178	247,836	2,138,014
35 CAP.CONT MAYORITARIO	6,392,844	3,404,931	9,797,775
45 RES. NETO DEL EJ.	(288,306)	141,135	(147,171)
R			
1 VENTAS NETAS	2,654,319		2,654,319
5 RESULTADO DE OPERACION	(23,592)	153,010	129,418
18 RESULTADO NETO	(265,220)	153,010	(112,210)
20 RESULTADO NETO	(288,306)	141,135	(147,171)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos) COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	5,786,061
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,125,470
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(8,953)
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	39,851
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	51,957
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(3,336)
7 HYLSA LATIN LLC		12,831,079	0.00	108,373	379,938
8 ELIMINACIONES		1	0.00	0	(746,713)
9 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,051**	**6,624,275**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	390,536
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**390,536**
OTRAS INVERSIONES PERMANENTES					**77,468**
TOTAL					**7,092,279**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 **CONSOLIDADO**
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	9,073,240	1,896,401	7,176,839	25,539,649	15,354,908	17,361,580
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**9,073,240**	**1,896,401**	**7,176,839**	**25,539,649**	**15,354,908**	**17,361,580**
ACTIVOS NO DEPRECIABLES						
TERRENOS	160,725	0	160,725	905,031	0	1,065,756
CONSTRUCCIONES EN PROCESO	85,252	0	85,252	13,276	0	98,528
OTROS	189,360	0	189,360	0	0	189,360
TOTAL NO DEPRECIABLES	**435,337**	**0**	**435,337**	**918,307**	**0**	**1,353,644**
TOTAL	**9,508,577**	**1,896,401**	**7,612,176**	**26,457,956**	**15,354,908**	**18,715,224**

OBSERVACIONES

HYLSAMEX, S.A. DE C.V.

ANEXO 05

DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2002**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
BANAMEX	25/04/2002	5.15	0	0	59,920	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	30/04/2002	5.99	0	0	30,081	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	10/11/2002	8.02	0	0	84,227	0	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	30/04/2002	6.27	0	0	0	0	0	0	0	0	30,081	0	0	0	0	0
BAYERISCHE VEREINSBANK	30/04/2002	7.33	0	0	0	0	0	0	0	0	162,437	0	0	0	0	0
COMMERCE BANK	30/04/2002	6.80	0	0	0	0	0	0	0	0	45,122	0	0	0	0	0
STANDARD CHARTERED	10/09/2002	6.92	0	0	0	0	0	0	0	0	177,478	0	0	0	0	0
CON GARANTIA																
ABN AMRO	26/03/2004	5.68	0	0	0	0	0	0	0	0	8,618	7,896	31,585	0	0	0
BANAMEX	15/02/2005	7.36	0	0	24,344	21,389	67,832	59,633	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	9.28	0	0	5,201	6,325	12,650	12,650	0	0	11,447	0	8,767	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.19	0	0	15,057	10,545	36,787	21,090	0	0	0	0	0	0	0	0
BANCOMER	17/12/2004	6.21	0	0	21,443	18,247	64,093	51,725	0	0	0	0	0	0	0	0
BANCOMEXT	14/08/2005	4.48	0	0	0	0	0	0	102,877	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	5.61	0	0	0	0	0	0	0	0	141,086	8,178	131,121	0	0	0
BANK OF MONTREAL	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0
BANORTE	15/01/2005	9.01	21,852	9,375	17,180	4,062	16,243	12,332	0	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	6.30	0	0	0	0	0	0	0	0	6,837	4,701	20,280	16,721	0	0
BHF	25/06/2003	3.75	0	0	0	0	0	0	0	0	3,001	1,000	1,354	0	0	0
BLADEX	25/06/2003	3.75	0	0	0	0	0	0	0	0	5,002	1,667	2,256	0	0	0
BNP	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0
COMERICA BANK	17/12/2004	5.35	0	0	0	0	0	0	0	0	24,749	12,758	38,899	12,541	0	0
COMMERCE BANK	26/03/2004	5.68	0	0	0	0	0	0	0	0	3,077	2,820	11,280	0	0	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	4.94	0	0	0	0	0	0	0	0	9,079	4,821	13,987	0	0	0
CREDIT LYONNAIS	26/03/2004	5.11	0	0	0	0	0	0	0	0	10,619	6,231	19,628	0	0	0
DEUTSCHE BANK	17/12/2004	6.30	0	0	0	0	0	0	0	0	3,418	2,350	10,140	8,361	0	0
DEUTSCHE GEROZENTRALE	25/06/2003	3.75	0	0	0	0	0	0	0	0	3,001	1,000	1,354	0	0	0
DG BANK	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0

HYLSAMEX, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2002**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
EXPORT DEVELOPMENT CORP.	17/03/2003	6.06	0	0	0	0	0	0	0	0	14,667	5,788	0	0	0	0
FIDEICOMISO DE FOMENTO MINER	15/11/2007	5.56	0	0	7,166	2,389	9,556	9,555	9,555	15,925	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	5.41	0	0	0	0	0	0	0	0	12,328	7,406	24,698	4,180	0	0
HSBC BANK	17/12/2004	6.30	0	0	0	0	0	0	0	0	5,128	3,526	15,210	12,541	0	0
HYPO-VEREINSBANK	31/07/2005	6.81	0	0	0	0	0	0	0	0	87,408	19,402	46,202	13,666	8,451	0
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.77	0	0	0	0	0	0	0	0	93,506	41,574	93,506	92,890	7,886	17,437
MORGAN GUARANTY TRUST	17/12/2004	6.30	0	0	0	0	0	0	0	0	15,751	10,829	46,721	38,522	0	0
RHEINLAND-PFALZ	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0
SCHLESWING-HOLSTEIN	25/06/2003	3.75	0	0	0	0	0	0	0	0	3,001	1,000	1,354	0	0	0
STANDARD CHARTERED	16/12/2002	4.13	0	0	0	0	0	0	0	0	14,124	0	0	0	0	0
SUMITOMO	17/12/2004	6.30	0	0	0	0	0	0	0	0	7,528	5,176	22,330	18,412	0	0
THE FUJI BANK AND TRUST CO.	17/12/2004	4.76	0	0	0	0	0	0	0	0	11,672	4,481	9,461	4,081	0	0
WEST LB	17/12/2004	5.68	0	0	0	0	0	0	0	0	26,431	16,599	59,261	19,100	0	0
ORGANISMOS FINANCIEROS																
BANAMEX	17/12/2004	9.21	301,428	158,575	279,576	1,253	81,154	61,436	0	0	0	0	0	0	0	0
BANCA SERFIN	12/10/2003	10.37	189,286	85,714	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	30/05/2002	10.17	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	12/10/2003	10.39	246,429	128,571	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/12/2004	7.88	181,429	98,571	120,434	1,695	105,466	95,146	0	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	4.81	0	0	0	0	0	270,729	0	0	0	0	0	0	0	0
BANK OF AMERICA	30/04/2002	6.26	0	0	0	0	0	0	0	0	83,926	0	0	0	0	0
BANORTE	12/10/2003	9.83	85,714	64,286	30,683	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	8.14	0	0	0	0	0	0	0	0	34,802	528	26,910	26,910	0	0
CITIBANK	30/04/2002	6.11	0	0	199,507	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	6.01	0	0	15,017	5,006	20,022	20,023	15,017	0	26,102	396	20,183	20,183	0	0
DEUTSCHE BANK	17/12/2004	8.14	0	0	0	0	0	0	0	0	17,401	264	13,455	13,455	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	8.14	0	0	0	0	0	0	0	0	8,701	132	6,728	6,728	0	0
HSBC BANK	17/12/2004	8.14	0	0	0	0	0	0	0	0	26,102	396	20,183	20,183	0	0

HYLSAMEX, S.A. DE C.V. TRIMESTRE: **1** AÑO: **2002**

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
INBURSA	30/05/2002	7.83	70,000	0	87,235	0	0	0	0	0	0	0	0	0	0	0
MORGAN GUARANTY TRUST	17/12/2004	8.16	0	0	0	0	0	0	0	0	89,660	1,259	70,859	70,859	0	0
SANTANDER INVESTMENT	30/04/2002	11.30	0	0	0	0	0	0	0	0	90,243	0	0	0	0	0
THE FUJI BANK AND TRUST CO.	17/12/2004	7.91	0	0	0	0	0	0	0	0	10,515	264	6,569	6,569	0	0
THE SUMITOMO BANK LTD.	21/01/2003	5.60	0	0	0	0	0	0	0	0	3,946	264	0	0	0	0
WEST LB	30/04/2002	11.30	0	0	0	0	0	0	0	0	180,486	0	0	0	0	0
TOTAL BANCARIOS			1,136,138	545,092	997,071	70,911	413,803	614,319	127,449	15,925	1,532,488	180,710	785,109	405,902	16,337	17,437
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
BANCA SERFIN	26/05/2004	3.20	0	0	0	0	0	848,850	0	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,685,474
PAGARE MEDIANO PLAZO	03/09/2005	8.75	0	0	0	0	689,745	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	689,745	848,850	0	0	0	0	0	0	0	2,685,474
PROVEEDORES																
OTROS PROVEEDORES	28/03/2003		1,008,271	0	175,092	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,008,271	0	175,092	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	28/03/2003		867,690	0	1,029,734	0	111	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			867,690	0	1,029,734	0	111	0	0	0	0	0	0	0	0	0
			3,012,099	545,092	2,201,897	70,911	1,103,659	1,463,169	127,449	15,925	1,532,488	180,710	785,109	405,902	16,337	2,702,911

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	42,512	383,641	0	0	383,641
OTROS	1,133	10,225	0	0	10,225
TOTAL	**43,645**	**393,866**			**393,866**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	45,705	412,456	0	0	412,456
INVERSIONES	356	3,213	0	0	3,213
OTROS	18,782	169,494	0	0	169,494
TOTAL	**64,843**	**585,163**			**585,163**
SALDO NETO	**(21,198)**	**(191,297)**			**(191,297)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**141,852**	**1,280,115**	0	0	**1,280,115**
PASIVO	**1,175,323**	**10,606,467**			**10,606,467**
CORTO PLAZO	441,697	3,986,006	0	0	3,986,006
LARGO PLAZO	733,626	6,620,461	0	0	6,620,461
SALDO NETO	**(1,033,471)**	**(9,326,352)**			**(9,326,352)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,014,272	15,172	(12,158)	0.01	112,232
FEBRERO	2,899,973	15,093	(12,193)	0.00	(7,838)
MARZO	2,936,431	15,117	(12,180)	0.00	58,628
ACTUALIZACION:	0	0	0	0.00	(19,137)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
T O T A L					**143,885**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	8.15
ELECTRODOS	UCAR CARBON MEXICANA				1.00
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.94
ALEACIONES	CIA. MINERA AUTLAN				2.70
ZINC	PEÑOLES				2.03
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.23
CAL	REGIO CAL				1.27
ARRABIO					0.14
BRIQUETA					0.30

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			304	1,583,625			
NO PLANOS			231	613,093			
OTROS				49,984			
TOTAL				2,246,702			

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			82	380,929			
NO PLANOS			7	17,362			
OTROS				9,326			
TOTAL				407,617			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 258,077

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094

(En Unidades)

[X] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN AL 31 DE MARZO DE 2002 261,612

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094

(En Unidades)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** — 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 243,756,094

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE MARZO DE 2002

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE MARZO DE 2002 — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 243,756,094

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001 (Antes de UFIN reinvertida del ejercicio anterior — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 243,756,094

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	243,756,094			243,756,094	2,393,924	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,393,924**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
243,756,094

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's 6.25

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **MARZO** DE **2002** Y **2001**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, A 13 DE MAYO DE 2002

CLAVE DE COTIZACION: HYLSAM: FECHA: 13/05/200: 11:07

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.		
DO MICILIO:	AVE. MUNICH 101		
COLONIA:	CUAUHTEMOC		
C. POSTAL:	66452		
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL		
TELEFONO:	01 81 8865 2828		
FAX:	01 81 8865 1210	**AUTOMATICO:**	X
E-MAIL:	webmaster@hylsamex.com.mx		
DIRECCION DE INTERNET	www.hylsamex.com.mx		

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 13/05/200: 11:07

TELEFONO: 01 81 8865 1701
FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1236
FAX: 01 81 8865 1210
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAM: FECHA: 13/05/200: 11:07

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: TRIMESTRE: AÑO:
HYLSAMEX, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2002**
HYLSAMEX, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS	(7,680,410)
IMPUESTO DIFERIDO EN CAPITAL	87,036
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,371,869
TOTAL	(5,221,505)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	3,369,429
OBLIGACIONES	854,640
TOTAL	4,224,069

r08: ESTE RENGLON SE INTEGRA COMO SIGUE:

RESERVA PARA PERDIDAS EN INVERSIONES DE ASOCIADAS	390,536
OTROS GASTOS, NETO	34,893
TOTAL	425,429

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** Quarter: **1** Year: **2002**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**25,902,821**	**100**	**29,760,151**	**100**
2	**CURRENT ASSETS**	**4,420,452**	**17**	**5,033,302**	**17**
3	CASH AND SHORT-TERM INVESTMENTS	292,685	1	408,155	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,603,301	6	1,354,281	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	509,745	2	467,068	2
6	INVENTORIES	2,014,721	8	2,803,798	9
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**468,004**	**2**	**1,523,192**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	390,536	2	1,434,040	5
11	OTHER INVESTMENTS	77,468	0	89,152	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**18,715,224**	**72**	**20,624,968**	**69**
13	PROPERTY	1,065,755	4	1,074,706	4
14	MACHINERY AND INDUSTRIAL	34,612,889	134	36,709,677	123
15	OTHER EQUIPMENT	189,360	1	190,563	1
16	ACCUMULATED DEPRECIATION	17,251,309	67	17,720,429	60
17	CONSTRUCTION IN PROGRESS	98,529	0	370,451	1
18	**DEFERRED ASSETS (NET)**	**2,299,141**	**9**	**2,578,689**	**9**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**17,619,799**	**100**	**18,385,555**	**100**
21	**CURRENT LIABILITIES**	**7,168,162**	**41**	**4,841,680**	**26**
22	SUPPLIERS	1,183,363	7	1,102,567	6
23	BANK LOANS	3,917,318	22	2,693,769	15
24	STOCK MARKET LOANS	0	0	249,323	1
25	TAXES TO BE PAID	170,057	1	134,523	1
26	OTHER CURRENT LIABILITIES	1,897,424	11	661,498	4
27	**LONG-TERM LIABILITIES**	**7,165,553**	**41**	**10,755,520**	**58**
28	BANK LOANS	2,941,373	17	5,891,446	32
29	STOCK MARKET LOANS	4,224,069	24	4,859,946	26
30	OTHER LOANS	111	0	4,128	0
31	**DEFERRED LOANS**	**3,286,084**	**19**	**2,788,355**	**15**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**8,283,022**	**100**	**11,374,596**	**100**
34	**MINORITY INTEREST**	**1,890,178**	**23**	**1,928,471**	**17**
35	**MAJORITY INTEREST**	**6,392,844**	**77**	**9,446,125**	**83**
36	**CONTRIBUTED CAPITAL**	**2,870,760**	**35**	**2,870,760**	**25**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,393,924	29	2,393,924	21
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	476,836	6	476,836	4
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,522,084**	**43**	**6,575,365**	**58**
42	RETAINED EARNINGS AND CAPITAL RESERVE	8,060,528	97	7,861,580	69
43	REPURCHASE FUND OF SHARES	971,367	12	971,367	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(5,221,505)	(63)	(2,006,439)	(18)
45	NET INCOME FOR THE YEAR	(288,306)	(3)	(251,143)	(2)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**292,685**	**100**	**408,155**	**100**
46	CASH	76,011	26	37,091	9
47	SHORT-TERM INVESTMENTS	216,674	74	371,064	91
18	**DEFERRED ASSETS (NET)**	**2,299,141**	**100**	**2,578,689**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,701,639	74	1,751,877	68
49	GOODWILL	4,825	0	31,725	1
50	DEFERRED TAXES	296,611	13	497,010	19
51	OTHERS	296,066	13	298,077	12
21	**CURRENT LIABILITIES**	**7,168,162**	**100**	**4,841,680**	**100**
52	FOREING CURRENCY LIABILITIES	3,986,006	56	3,557,499	73
53	MEXICAN PESOS LIABILITIES	3,182,156	44	1,284,181	27
24	**STOCK MARKET LOANS**	**0**	**100**	**249,323**	**100**
54	COMMERCIAL PAPER	0	0	249,323	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,897,424**	**100**	**661,498**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	241,852	13	106,911	16
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,655,572	87	554,587	84
27	**LONG-TERM LIABILITIES**	**7,165,553**	**100**	**10,755,520**	**100**
59	FOREING CURRENCY LIABILITIES	6,620,461	92	9,003,757	84
60	MEXICAN PESOS LIABILITIES	545,092	8	1,751,763	16
29	**STOCK MARKET LOANS**	**4,224,069**	**100**	**4,859,946**	**100**
61	BONDS	3,534,324	84	4,184,608	86
62	MEDIUM TERM NOTES	689,745	16	675,338	14
30	**OTHER LOANS**	**111**	**100**	**4,128**	**100**
63	OTHER LOANS WITH COST	111	100	4,128	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**3,286,084**	**100**	**2,788,355**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	2,252,881	69	1,866,038	67
67	OTHERS	1,033,203	31	922,317	33
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(5,221,505)**	**100**	**(2,006,439)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(5,221,505)	(100)	(2,006,439)	(100)

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(2,747,710)	191,622
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,033,203	882,352
74	EXECUTIVES (*)	197	204
75	EMPLOYERS (*)	2,565	2,642
76	WORKERS (*)	4,208	4,363
77	CIRCULATION SHARES (*)	243,756,094	243,756,094
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**2,654,319**	**100**	**2,868,023**	**100**
2	COST OF SALES	2,418,279	91	2,630,316	92
3	**GROSS INCOME**	**236,040**	**9**	**237,707**	**8**
4	OPERATING	259,632	10	243,282	8
5	**OPERATING INCOME**	**(23,592)**	**(1)**	**(5,575)**	**0**
6	TOTAL FINANCING COST	(49,409)	(2)	219,825	8
7	**INCOME AFTER FINANCING COST**	**25,817**	**1**	**(225,400)**	**(8)**
8	OTHER FINANCIAL OPERATIONS	425,429	16	109,653	4
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(399,612)**	**(15)**	**(335,053)**	**(12)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(255,318)	(10)	(120,199)	(4)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(144,294)**	**(5)**	**(214,854)**	**(7)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(120,926)	(5)	(39,917)	(1)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(265,220)**	**(10)**	**(254,771)**	**(9)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(265,220)**	**(10)**	**(254,771)**	**(9)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(265,220)**	**(10)**	**(254,771)**	**(9)**
19	NET INCOME OF MINORITY INTEREST	23,086	1	(3,628)	0
20	**NET INCOME OF MAJORITY INTEREST**	**(288,306)**	**(11)**	**(251,143)**	**(9)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,654,319**	**100**	**2,868,023**	**100**
21	DOMESTIC	2,246,702	85	2,459,474	86
22	FOREIGN	407,617	15	408,549	14
23	TRANSLATED INTO DOLLARS (***)	43,645	2	37,149	1
6	**TOTAL FINANCING COST**	**(49,409)**	**100**	**219,825**	**100**
24	INTEREST PAID	280,585	568	431,146	196
25	EXCHANGE LOSSES	(174,636)	(353)	(31,294)	(14)
26	INTEREST EARNED	28,854	58	34,002	15
27	EXCHANGE PROFITS	(17,381)	(35)	9,793	4
28	GAIN DUE TO MONETARY POSITION	(143,885)	(291)	(136,232)	(62)
8	**OTHER FINANCIAL OPERATIONS**	**425,429**	**100**	**109,653**	**100**
29	OTHER NET EXPENSES (INCOME) NET	425,429	100	109,653	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(255,318)**	**100**	**(120,199)**	**100**
32	INCOME TAX	(258,229)	(101)	(120,280)	(100)
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	2,911	1	81	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: 1 YEAR 2002
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,654,320	3,264,896
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	11,466,954	13,927,369
39	OPERATION INCOME (**)	251,311	845,076
40	NET INCOME OF MAYORITY INTEREST(**)	1,762,928	(262,305)
41	NET CONSOLIDATED INCOME (**)	1,747,643	(273,351)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(265,220)**	**(254,771)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	579,356	266,222
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**314,136**	**11,451**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	522,637	(64,477)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**836,773**	**(53,026)**
6	CASH FLOW FROM EXTERNAL FINANCING	(861,489)	(828,748)
7	CASH FLOW FROM INTERNAL FINANCING	(10,171)	(29,549)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(871,660)**	**(858,297)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(41,805)**	**(26,705)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(76,692)	(938,028)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	369,377	1,346,183
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	292,685	408,155

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**579,356**	**266,222**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	295,945	309,468
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	40,608	56,943
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	242,803	(100,189)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**522,637**	**(64,477)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(12,002)	38,703
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(26,499)	(27,186)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(117,902)	31,254
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	86,722	(40,209)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	592,318	(67,039)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(861,489)**	**(828,748)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	21	127,785
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	471,993	9,157
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	(222)
27	(-) BANK FINANCING AMORTIZATION	(818,059)	(554,461)
28	(-) STOCK MARKET AMORTIZATION	(514,275)	(409,186)
29	(-) OTHER FINANCING AMORTIZATION	(1,169)	(1,821)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(10,171)**	**(29,549)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(10,171)	(29,549)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(41,805)**	**(26,705)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	84
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(43,030)	(50,135)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	1,225	23,346

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(9.99)	%	(8.88)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	27.58	%	(2.78)	%
3	NET INCOME TO TOTAL ASSETS (**)	6.75	%	(0.92)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(54.25)	%	(53.47)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.44	times	0.47	times
7	NET SALES TO FIXED ASSETS (**)	0.61	times	0.68	times
8	INVENTORIES ROTATION (**)	5.04	times	4.50	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	47	days	37	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.30	%	10.33	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	68.02	%	61.78	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.13	times	1.62	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	60.20	%	68.32	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.29	%	52.15	%
15	OPERATING INCOME TO INTEREST PAID	(0.08)	times	(0.01)	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.65	times	0.76	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.62	times	1.04	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.34	times	0.46	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.25	times	0.27	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.08	%	8.43	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	11.83	%	0.40	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	19.69	%	(2.25)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.98	times	(0.12)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	98.83	%	96.56	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	1.17	%	3.44	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	102.93	%	187.74	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
			Amount			Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	9.26		$	(1.08)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	9.26		$	(1.08)	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	26.23		$	38.75	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.24	times		0.19	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0.69	times		(7.01)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS	(7,680,410)
IMPUESTO DIFERIDO EN CAPITAL	87,036
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,371,869
TOTAL	(5,221,505)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	3,369,429
OBLIGACIONES	854,640
TOTAL	4,224,069

r08: ESTE RENGLON SE INTEGRA COMO SIGUE:

RESERVA PARA PERDIDAS EN INVERSIONES DE ASOCIADAS	390,536
OTROS GASTOS, NETO	34,893
TOTAL	425,429

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FIRST QUARTER 2002 EARNINGS RELEASE

The information hereby contains 1Q02 figures presented in constant pesos (Ps) as of March 31, 2002, and in metric tons. For convenience, some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS

* Sales volume in the first quarter of 2002 amounted to 623,500 tons, an increase of 1% from the 615,700 tons sold in 4Q01 and 16% from the 537,700 tons shipped in 1Q01

* Domestic volume totaled 534,600 tons in 1Q02, 1% below the 542,500 tons in the previous quarter but 14% above the 471,000 tons sold in the comparable period of 2001. The decrease versus 4Q01 was due to an increase of inter-company sales.

* Export shipments in 1Q02 amounted to 88,900 tons, up 21% and 33% from the 73,200 tons in 4Q01 and the 66,700 tons sold in 1Q01, respectively. The increase was achieved in the flat products line.

* Revenue per ton amounted to US$466 in 1Q02, a level 5% below the US$493 recorded in the previous quarter and 12% lower than the US$527 obtained in 1Q01. A decrease in prices, coupled with a change in the sales mix, which included a higher percentage of commodity products contributed to the further decline in revenue per ton.

* Cost of goods sold continued its downward trend, decreasing to US$424/ton in 1Q02, 5% below the US$448/ton recorded in 4Q01 and 12% lower than the US$483/ton obtained a year ago as a result of the cost cutting initiatives. In aggregate, this figure declined 4% from the previous quarter and increased only 2% from 1Q01 despite the increase in volume sold.

* Cash generation, measured as EBITDA, continued to be affected by lower domestic prices. In 1Q02 EBITDA amounted to US$30 million, representing a decrease of 13% from the US$34 million recorded in the previous quarter and remained in line with 1Q01.

* Negotiations for a debt restructuring at the subsidiary Hylsa have been advancing, as the Company took the necessary steps to comply with various conditions precedent.

OVERVIEW

Efforts by Hylsamex's management to improve operating results in the first quarter of 2002 were undermined as the Company's selling prices faced further downward pressure. Cash generation against the previous quarter decreased 13% but, despite the difficult conditions, Hylsamex was able to preserve EBITDA generation flat compared to the same period of last year at US$30 million. This largely resulted from the cost reduction initiatives implemented over the last twelve months that permitted Hylsamex to benefit more fully from expected declines in input prices.

Steel demand in Mexico appears to have moved off its 1Q01 lows and established a new base at a higher level. Consequently, sales volume is up 16% from a year ago but is only marginally up quarter-on-quarter due in part to the Easter season falling at the end of the quarter. The local market in the first quarter of 2002 experienced increases in long products oriented at the construction sector. On the other hand, export sales rebounded solidly as the Company took advantage of increased demand for commodity-type products by some of its international clients.

Dollar revenue per ton fell to US$466 in 1Q02, down 5% from 4Q01 and 12% from 1Q01. Hylsamex's export sales prices versus 4Q01 deteriorated because of a change in mix, which in 1Q02 included less value-added products. Steel prices in Mexico have continued at low levels notwithstanding the recent increase in the US market spot prices. Even though the Company's weighted average price further declined from December 2001 due to both lower sales prices and a change in the sales mix, a positive trend was experienced by the end of the quarter. More so, during late March 2002, Hylsamex implemented a price increase of 7% in certain flat product categories.

Production costs during the quarter showed a reduction of 7% versus 4Q01 and 8% versus the 1Q01 period despite the growth in sales volume. Input prices like natural gas, electricity, and scrap all showed sizable reductions and were the primary reason for the improvement. Management's efforts to limit fixed costs have proved effective; nevertheless, were negatively impacted by the appreciation of the Peso this quarter.

At the beginning of March, President Bush announced the conclusion of the Section 201 trade case initiated in June of 2001, implementing a step rate tariff on all sheet and plate products starting at 30% in the first year, 24% in the second year and 18% in the third year. Mexico and Canada were excluded from Section 201, as well as other developing countries.

On the same line, on March 15, 2002, the Mexican Ministry of Economy increased duties on steel product imports for the second time. The former 25% duties, established on September 6, 2001, were further increased to 35% on products coming from countries with which Mexico does not have free trade agreements. This new tariff level is designed to limit unfair pricing practices.

STEEL MARKET

Total shipments increased 1% on a quarterly basis, from 615,700 tons in 4Q01 to 623,500 tons in 1Q02. The 16% growth in volume compared to 1Q01 reflects the increase in domestic consumption, particularly in long products. Additional exports of flat products allowed for the increase versus the previous quarter.

Hylsamex's domestic shipments in the first quarter of 2002 totaled 534,600, down 1% from the 542,500 tons sold in the previous quarter but 14% above the 471,000 tons shipped during the first quarter of 2001. In the comparison against 4Q01, the quarterly seasonality was the primary cause for the decrease in volume sold. The 63,600-ton increase versus the same quarter last year is attributed to the following:
* An increase of 9,900 tons in flat products. The majority of the increase

included sales of value-added products such as cold rolled steel coils, tubular and coated products. The retrenchment in some imports allowed Hylsamex and other domestic producers to regain market share.
* A 53,700 ton increase in non-flat products composed of higher sales of rebar and wire rod. In addition, the Company increased the sale of semi-finished products.

Export sales amounted to 88,900 tons in the first quarter of 2002, growing 21% and 33% in relation to 4Q01 and 1Q01, respectively. The increase from the previous quarter was mainly composed of hot rolled band and of a slight increase in value-added products. Against the same quarter of 2001, the increase consisted of mostly value-added products, but at lower realized sales prices.

The export mix in 1Q02 included 83% of value-added products as compared to the 89% obtained in the previous quarter and the 80% in 1Q01. The average price at which Hylsamex exported its products in 1Q02 was US$431/ton, down 12% from 4Q01 and 15% from 1Q01. The export ratio in 1Q02 was 14.3% compared to the 11.9% recorded in 4Q01 and the 12.4% obtained in the same quarter of last year. On account of the increase in exports, the associated export revenue in 1Q02 grew 12% and 11% from the previous quarter and 1Q01, respectively.

REVENUE

Sales revenue for the first quarter of 2002 amounted to Ps.2,654 million (US$290 million), down 7% from the Ps.2,864 million (US$304 million) recorded during the previous quarter and also 7% below the Ps.2,868 million (US$283 million) obtained a year ago. In both comparisons, the drop in revenue per ton in constant Pesos –8% from 4Q01 and 20% from the same of quarter last year– constrained the benefits from the boost in shipments in 1Q02. While the decrease in prices was observed across the board, the change in mix in the quarter exacerbated the decline in average selling prices when compared to the previous quarter. The Company's sales mix in 1Q02 included 64% of value-added products, compared to the 65% of 4Q01 and the 60% in 1Q01. Dollar revenue per ton followed the same trend although the 1.3% appreciation that the Mexican currency experienced in the quarter limited the decrease to 5% versus 4Q01 and to 12% from 1Q01.

The revenue of US$466/ton obtained in 1Q02 was composed of a weighted average price of US$423 and a US$43/ton contribution from other revenue. Regarding average prices, Hylsamex registered a drop of US$21 from the US$444 price recorded in 4Q01 and of US$45 from the price of US$468 obtained in 1Q01 due to lower domestic and international prices and the change in mix. With respect to the contribution of other revenue, Hylsamex experienced a decrease in 1Q02 from the US$49/ton recorded in 4Q01 and the US$59/ton obtained in 1Q01. The drop versus the previous quarter was mainly due to diminished sales of iron ore to the market and the decrease from 1Q01 was also due to less technology sales and to lower activity at the Company's power generation plant.

COST OF GOODS SOLD

Cost of goods sold amounted to Ps.2,418 million (US$265 million) in 1Q02, down

7% from the Ps.2,604 million (US$276 million) recorded in the previous quarter and 8% below the Ps.2,629 million (US$260 million) registered a year ago. The constant Peso figures reveal more clearly the decreasing trends in COGS given that the dollar amounts are affected by the Peso valuation, which in 1Q02 exhibited an appreciation of 1.3% on a quarterly basis, and 5.2% year-over-year. Under this analysis, the variable cost in 1Q02 declined 11% and 13% versus 4Q01 and 1Q01, respectively, while the fixed cost held similar to 4Q01 and only 1% above 1Q01. The decrease in variable costs versus both comparable quarters was due to still lower variable input prices.

On a per ton basis, COGS amounted to US$424 in 1Q02, down 5% or US$24/ton from the US$448 recorded in 4Q01 and 12% or US$59/ton less than the US$483 registered in 1Q01. In both comparisons, the majority of the decrease was observed in the variable cost. On a positive note, the cost per ton in 1Q02 was lower than the one recorded in 3Q01, when the Company collected the US$20 million resulting from the unwinding of the natural gas hedge. The behavior of the main variable inputs in the first quarter of 2002 follows:

NATURAL GAS: The Texas reference of natural gas prices decreased US¢10/MMBTu in the quarter but the price that Hylsamex paid during 1Q02 was the same as in 4Q01 because of the benefits obtained from a hedge placed in December. During 1Q02, the Company had no other hedging mechanisms in place, aside from the US$4.00/MMBTu fixed price contract with PEMEX.

ELECTRICITY: In constant Pesos, the cost of electricity decreased versus the previous quarter, although it increased 2% in dollars due to the strengthening of the Peso. In the comparison versus 1Q01, electricity prices decreased 6% following the trend of fossil fuel prices.

METALLIC CHARGE: The weighted average cost of the metallic charge in 1Q02 amounted to US$122/ton compared to the US$124/ton recorded in 4Q01 and the US$122/ton obtained in the same period of 2001. The cost of US$122/ton represents the lowest since the natural gas crisis impacted the Company's production costs. In addition, the cost of scrap, both domestic and imported decreased versus the comparable periods, but on a monthly basis, this input increased in March off the January lows, reflecting an upward trend in steel prices.

OPERATING EXPENSES

Operating expenses during the first quarter of 2002 amounted to Ps.260 million (US$28 million) slightly below the Ps.270 million (US$29 million) obtained in 4Q01 but 7% above the Ps.243 million (US$24 million) obtained in the first quarter of 2001. The decrease versus the previous quarter was due to less corporate fees paid to the holding company given the lower revenue line. The increase in pesos in SG&A versus 1Q01 mainly resulted from a rise in freight expenses due to a larger volume sold, and to slightly higher administrative expenses.

OPERATING CASH FLOW

Operating cash flow, measured as EBITDA, amounted to US$30 million (Ps.272

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
Final Printing

million) in 1Q01, 13% less than the EBITDA of US$34 million (Ps.322 million) recorded in the previous quarter and similar to the US$30 million (Ps.304 million) obtained in 1Q01. The EBITDA margin in 1Q02 reached 10.3%, compared to the 11.2% obtained in the previous quarter and the 10.6% recorded in 1Q01. As depicted in the following table, sales prices have continued to be the main reason for Hylsamex's deteriorating cash flow, as the variable cost has returned to profitable levels.

COMPREHENSIVE FINANCIAL RESULT (CFR)

The comprehensive financial result for 1Q02 was a net gain of Ps.50 million (US$6 million) compared to the gain of Ps.178 million (US$18 million) registered in the previous quarter and to the net financial cost of Ps.220 million (US$22 million) obtained in 1Q01. The appreciation in the peso over 1Q02 generated sufficient foreign exchange gains that, coupled with the monetary gains during the quarter, more than compensated for the financial expenses, thus yielding a financial gain.

CONSOLIDATED NET EARNINGS

Consolidated net earnings corresponding to majority interest in the first quarter of 2002 amounted to a loss of Ps.288 million (US$32 million) compared to the Ps.1,557 million (US$169 million) net loss recorded in the previous quarter and the Ps. Ps.251 million (US$25 million) loss obtained in the same quarter last year. Against the previous quarter, the bulk of the difference is related to the negative adjustment of deferred asset tax at Hylsa done in 4Q01, a favorable adjustment due to a reduction to the applicable tax rate in 1Q02, a reserve of 50% of Amazonia's book value, and in a minor way, to the decrease at the operating income level.

(1) During 1Q02 Hylsamex reported a credit to its income statement on the tax line for an amount of Ps.255 million. The main reason for the credit to the income statement is an accounting adjustment to the deferred tax line coming from the reduction in the tax rate applicable for year 2002. Up to 2001, the tax rate had been 35% while the tax rate for 2002 is 32%. After using the new rate to calculate deferred taxes, a reduction of Ps.246 million was obtained and credited to the income statement.
(2) Due to the volatile environment in Venezuela, the uncertainly as to the outcome of the restructuring process of both Amazonia and Sidor, the future value of its investment in shares and the recovery of convertible loans, Hylsamex has decided to reserve the equivalent of 50% of the value of its investment in Amazonia and Sidor. After this reserve, the value of its investment, including convertible loans, amounts to US$43.3 million at March 31, 2002.

NET DEBT

Hylsamex's debt, net of cash, as of March 31, 2002 amounted to US$1,329 million, up US$3 million from the US$1,326 million recorded as of year-end 2001 and US$44 million below the US$1,373 million as of March 2001. Capex is being held at reduced levels, reaching only US$5 million in 1Q02, with the

bulk of the investment related to deferred charges at the mines.

REFINANCING PROCESS

Reaching a successful restructuring agreement with Hylsa's banks would allow Hylsamex to adjust its financial obligations to more balanced terms and conditions that more adequately reflect current conditions in the steel market. The following is an update on Hylsa's restructuring process:

* Extension of the maturity of the Medium Term Notes. On March 13, 2002 the Company held a meeting with holders of the UDI-denominated medium term notes. Approval was obtained to extend the maturity of 100% of the notes, equivalent to approximately US$73 million from March 2005 to March 2007, keeping its current 8.75% coupon. In addition, on March 11, 2002, the Company paid in cash approximately 52% of interests due on the notes. In the meeting, the noteholders agreed to capitalize the remaining amount of the interest that was not paid (approximately 48%), bringing the total outstanding amount to approximately US$75 million.

The extension of the medium term notes is subject to two conditions precedent: (i) the closing of Hylsa's refinancing process and (ii) an offer by Hylsa to exchange the extended 2007 notes for a new debt instrument called "Certificado Bursátil" before January 31, 2004. The new instrument will mature on 2008 –with two equal amortizations due March and September–, will carry a coupon of at least 8.75% and will have the benefits of covenants similar to the Eurobond.

* Debt at Galvak. The company is currently negotiating a long-term credit facility designed to refinance the majority of its debt. The credit facility will have an average maturity of more than three years.

* Extension of at least 50% of principal amount of the 2007 Eurobond, as well as to obtain waivers of certain covenants, and amend certain limitations. On April 12, 2002, Hylsa announced that it had received the consent of a majority in principal amount of its outstanding 9 ¼% Notes due 2007 (Eurobonds) to the proposed amendments to the indenture governing the Notes and the waiver of past defaults under the indenture. On April 22, the Company announced that over US$153 million of the 2007 Notes were tendered for exchange for 2010 Notes, thus meeting the desired 50% extension approval.

* Liquidity facility. Hylsa should obtain from bank creditors a new 30-month revolving facility for US$40 million, which is currently under negotiation and syndication.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Information regarding Sidor and Amazonia contained in this report is based upon preliminary figures. As explained below, Sidor and Amazonia's financial situation is subject to changes as a result of the ongoing restructuring process, which could result in potential adjustments.

Hylsamex's minority stake in Amazonia resulted in a loss of Ps.121 million

(US$13 million) in 1Q02, compared to the loss of Ps.251 million (US$27 million) recorded in 4Q01, and to the Ps.40 million (US$4 million) loss registered in the same quarter of 2001.

Sales volume in 1Q02 amounted to 817,300 tons, increasing 6%, from the 769,900 tons in 4Q01 and 9% above the 751,200 tons shipped in 1Q01. The export ratio increased from 68% in 4Q01 to 70% in 1Q02. This change in mix was comprised of semi-finished products, which increased 14% from the previous quarter.

Sidor's revenue in 1Q02 amounted to US$198 million, up 3% from the US$192 million registered during the previous quarter, but 8% lower than the US$215 million recorded a year ago. Weighted average price in 1Q02 decreased 3% from 4Q01 as a result of lower domestic prices and a change in the sales mix –additional shipments to international markets, including higher sales of semi-finished products.

Due to the volatile environment in Venezuela, the uncertainly as to the outcome of the restructuring process of both Amazonia and Sidor, the future value of its investment in shares and the recovery of convertible loans, Hylsamex has decided to reserve the equivalent of 50% of the value of its investment in Amazonia and Sidor. After this reserve, the value of its investment, including convertible loans, amounts to US$43.3 million (Ps.391 million) at March 31, 2002.

As of the date of this report, Hylsamex, S. A. de C.V. (the holding company) has additional exposure with respect to Sidor in the amount of US$26 million in guarantees for the payment of Sidor's indebtedness to the Fondo de Inversiones de Venezuela. In addition, it has an additional exposure of US$25 million related to its share in a performance bond for certain contractual obligations under the Sidor acquisition agreement. HylsaLatin has additional exposure for US$225 million in guarantees for the payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., Hylsamex' steelmaking subsidiary, has no contingent liabilities related to Sidor or Amazonia.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	5,786,061
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,125,470
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(8,953)
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	39,851
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	51,957
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(3,336)
7 HYLSA LATIN LLC		12,831,079	0.00	108,373	379,938
8 ELIMINACIONES		1	0.00	0	(746,713)
9 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,573,051**	**6,624,275**
ASSOCIATEDS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	390,536
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**2,417,906**	**390,536**
OTHER PERMANENT INVESTMENTS					**77,468**
TOTAL					**7,092,279**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**

HYLSAMEX, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	9,073,240	1,896,401	7,176,839	25,539,649	15,354,908	17,361,580
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**9,073,240**	**1,896,401**	**7,176,839**	**25,539,649**	**15,354,908**	**17,361,580**
NOT DEPRECIATION ASSETS						
GROUNDS	160,725	0	160,725	905,031	0	1,065,756
CONSTRUCTIONS IN PROCESS	85,252	0	85,252	13,276	0	98,528
OTHER	189,360	0	189,360	0	0	189,360
NOT DEPRECIABLE TOTAL	**435,337**	**0**	**435,337**	**918,307**	**0**	**1,353,644**
TOTAL	**9,508,577**	**1,896,401**	**7,612,176**	**26,457,956**	**15,354,908**	**18,715,224**

NOTES

[redacted]K EX[redacted]GE [redacted] H[redacted]AMX [redacted] MEX[redacted]STO[redacted]CHA[redacted]

HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	25/04/2002	5.15	0	0	59,920	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	30/04/2002	5.99	0	0	30,081	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	10/11/2002	8.02	0	0	84,227	0	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	30/04/2002	6.27	0	0	0	0	0	0	0	0	30,081	0	0	0	0	0
BAYERISCHE VEREINSBANK	30/04/2002	7.38	0	0	0	0	0	0	0	0	162,437	0	0	0	0	0
COMMERCE BANK	30/04/2002	6.80	0	0	0	0	0	0	0	0	45,122	0	0	0	0	0
STANDARD CHARTERED	10/09/2002	6.92	0	0	0	0	0	0	0	0	177,478	0	0	0	0	0
WITH WARRANTY																
ABN AMRO	26/03/2004	5.68	0	0	0	0	0	0	0	0	8,618	7,896	31,585	0	0	0
BANAMEX	15/02/2005	7.36	0	0	24,344	21,389	67,832	59,633	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	9.28	0	0	5,201	6,325	12,650	12,650	0	0	11,447	0	8,767	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.19	0	0	15,057	10,545	36,787	21,090	0	0	0	0	0	0	0	0
BANCOMER	17/12/2004	6.21	0	0	21,443	18,247	64,093	51,725	0	0	0	0	0	0	0	0
BANCOMEXT	14/08/2005	4.48	0	0	0	0	0	0	102,877	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	5.61	0	0	0	0	0	0	0	0	141,086	8,178	131,121	0	0	0
BANK OF MONTREAL	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0
BANORTE	15/01/2005	9.01	21,852	9,375	17,180	4,062	16,243	12,332	0	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	6.30	0	0	0	0	0	0	0	0	6,837	4,701	20,280	16,721	0	0
BHF	25/06/2003	3.75	0	0	0	0	0	0	0	0	3,001	1,000	1,354	0	0	0
BLADEX	25/06/2003	3.75	0	0	0	0	0	0	0	0	5,002	1,667	2,256	0	0	0
BNP	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0
COMERICA BANK	17/12/2004	5.35	0	0	0	0	0	0	0	0	24,749	12,758	38,899	12,541	0	0
COMMERCE BANK	26/03/2004	5.68	0	0	0	0	0	0	0	0	3,077	2,820	11,280	0	0	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	4.94	0	0	0	0	0	0	0	0	9,079	4,821	13,987	0	0	0
CREDIT LYONNAIS	26/03/2004	5.11	0	0	0	0	0	0	0	0	10,619	6,231	19,628	0	0	0
DEUTSCHE BANK	17/12/2004	6.30	0	0	0	0	0	0	0	0	3,418	2,350	10,140	8,361	0	0
DEUTSCHE GEROZENTRALE	25/06/2003	3.75	0	0	0	0	0	0	0	0	3,001	1,000	1,354	0	0	0
DG BANK	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
EXPORT DEVELOPMENT CORP.	17/03/2003	6.06	0	0	0	0	0	0	0	0	14,667	5,788	0	0	0	0
FIDEICOMISO DE FOMENTO MINER	15/11/2007	5.56	0	0	7,166	2,389	9,556	9,555	9,555	15,925	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	5.41	0	0	0	0	0	0	0	0	12,328	7,406	24,698	4,180	0	0
HSBC BANK	17/12/2004	6.30	0	0	0	0	0	0	0	0	5,128	3,526	15,210	12,541	0	0
HYPO-VEREINSBANK	31/07/2005	6.81	0	0	0	0	0	0	0	0	87,408	19,402	46,202	13,666	8,451	0
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.77	0	0	0	0	0	0	0	0	93,506	41,574	93,506	92,890	7,886	17,437
MORGAN GUARANTY TRUST	17/12/2004	6.30	0	0	0	0	0	0	0	0	15,751	10,829	46,721	38,522	0	0
RHEINLAND-PFALZ	25/06/2003	3.75	0	0	0	0	0	0	0	0	6,002	2,001	2,707	0	0	0
SCHLESWING-HOLSTEIN	25/06/2003	3.75	0	0	0	0	0	0	0	0	3,001	1,000	1,354	0	0	0
STANDARD CHARTERED	16/12/2002	4.13	0	0	0	0	0	0	0	0	14,124	0	0	0	0	0
SUMITOMO	17/12/2004	6.30	0	0	0	0	0	0	0	0	7,528	5,176	22,330	18,412	0	0
THE FUJI BANK AND TRUST CO.	17/12/2004	4.76	0	0	0	0	0	0	0	0	11,672	4,481	9,461	4,081	0	0
WEST LB	17/12/2004	5.68	0	0	0	0	0	0	0	0	26,431	16,599	59,261	19,100	0	0
OTHER FINANCIAL ENTITIES																
BANAMEX	17/12/2004	9.21	301,428	158,575	279,576	1,253	81,154	61,436	0	0	0	0	0	0	0	0
BANCA SERFIN	12/10/2003	10.37	189,286	85,714	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	30/05/2002	10.17	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	12/10/2003	10.39	246,429	128,571	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/12/2004	7.88	181,429	98,571	120,434	1,695	105,466	95,146	0	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	4.81	0	0	0	0	0	270,729	0	0	0	0	0	0	0	0
BANK OF AMERICA	30/04/2002	6.26	0	0	0	0	0	0	0	0	83,926	0	0	0	0	0
BANORTE	12/10/2003	9.83	85,714	64,286	30,683	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	8.14	0	0	0	0	0	0	0	0	34,802	528	26,910	26,910	0	0
CITIBANK	30/04/2002	6.11	0	0	199,507	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	6.01	0	0	15,017	5,006	20,022	20,023	15,017	0	26,102	396	20,183	20,183	0	0
DEUTSCHE BANK	17/12/2004	8.14	0	0	0	0	0	0	0	0	17,401	264	13,455	13,455	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	8.14	0	0	0	0	0	0	0	0	8,701	132	6,728	6,728	0	0
HSBC BANK	17/12/2004	8.14	0	0	0	0	0	0	0	0	26,102	396	20,183	20,183	0	0

HYLSAMEX, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
INBURSA	30/05/2002	7.83	70,000	0	87,235	0	0	0	0	0	0	0	0	0	0	0
MORGAN GUARANTY TRUST	17/12/2004	8.16	0	0	0	0	0	0	0	0	89,660	1,259	70,859	70,859	0	0
SANTANDER INVESTMENT	30/04/2002	11.30	0	0	0	0	0	0	0	0	90,243	0	0	0	0	0
THE FUJI BANK AND TRUST CO.	17/12/2004	7.91	0	0	0	0	0	0	0	0	10,515	264	6,569	6,569	0	0
THE SUMITOMO BANK LTD.	21/01/2003	5.60	0	0	0	0	0	0	0	0	3,946	264	0	0	0	0
WEST LB	30/04/2002	11.30	0	0	0	0	0	0	0	0	180,486	0	0	0	0	0
TOTAL BANKS			1,136,138	545,092	997,071	70,911	413,803	614,319	127,449	15,925	1,532,488	180,710	785,109	405,902	16,337	17,437
PRIVATE PLACEMENTS																
UNSECURED DEBT																
BANCA SERFIN	26/05/2004	3.20	0	0	0	0	0	848,850	0	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,685,474
PAGARE MEDIANO PLAZO	03/09/2005	8.75	0	0	0	0	689,745	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	689,745	848,850	0	0	0	0	0	0	0	2,685,474
PROVEEDORES																
OTROS PROVEEDORES	28/03/2003		1,008,271	0	175,092	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			1,008,271	0	175,092	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	28/03/2003		867,690	0	1,029,734	0	111	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			867,690	0	1,029,734	0	111	0	0	0	0	0	0	0	0	0
			3,012,099	545,092	2,201,897	70,911	1,103,659	1,463,169	127,449	15,925	1,532,488	180,710	785,109	405,902	16,337	2,702,911

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	42,512	383,641	0	0	383,641
OTHER	1,133	10,225	0	0	10,225
TOTAL	**43,645**	**393,866**			**393,866**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	45,705	412,456	0	0	412,456
INVESTMENTS	356	3,213	0	0	3,213
OTHER	18,782	169,494	0	0	169,494
TOTAL	**64,843**	**585,163**			**585,163**
NET BALANCE	**(21,198)**	**(191,297)**			**(191,297)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**141,852**	**1,280,115**	0	0	**1,280,115**
LIABILITIES POSITION	**1,175,323**	**10,606,467**			**10,606,467**
SHORT TERM LIABILITIES POSITION	441,697	3,986,006	0	0	3,986,006
LONG TERM LIABILITIES POSITION	733,626	6,620,461	0	0	6,620,461
NET BALANCE	**(1,033,471)**	**(9,326,352)**			**(9,326,352)**

NOTES

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,014,272	15,172	(12,158)	0.01	112,232
FEBRUARY	2,899,973	15,093	(12,193)	0.00	(7,838)
MARCH	2,936,431	15,117	(12,180)	0.00	58,628
ACTUALIZATION:	0	0	0	0.00	(19,137)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**143,885**

NOTES

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

NOTES

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	8.15
ELECTRODOS	UCAR CARBON MEXICANA				1.00
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.94
ALEACIONES	CIA. MINERA AUTLAN				2.70
ZINC	PEÑOLES				2.03
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.23
CAL	REGIO CAL				1.27
ARRABIO					0.14
BRIQUETA					0.30

NOTES

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			304	1,583,625			
NO PLANOS			231	613,093			
OTROS				49,984			
TOTAL				2,246,702			

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			82	380,929			
NO PLANOS			7	17,362			
OTROS				9,326			
TOTAL				407,617			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 258,077

Number of shares Outstanding at the Date of the NFEA: (Units) — 243,756,094

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 261,612

Number of shares Outstanding at the Date of the NFEA: (Units) — 243,756,094

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	243,756,094

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 243,756,094

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAI	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2002**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	243,756,094			243,756,094	2,393,924	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,393,924**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
243,756,094
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's : 6.25

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, AT MAY 13 OF 2002

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 13/05/200: 11:17

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 2828
FAX: 01 81 8865 1210 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1111
FAX: 01 81 8748 2552
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: FECHA: 13/05/200: 11:17

TELEFONO:	01 81 8865 1701
FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1236
FAX:	01 81 8865 1210
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 13/05/200: 11:17

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

STOCK EXCHANGE CODE: QUARTER: YEAR:
HYLSAMEX, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS	(7,680,410)
IMPUESTO DIFERIDO EN CAPITAL	87,036
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,371,869

TOTAL	(5,221,505)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	3,369,429
OBLIGACIONES	854,640

TOTAL	4,224,069

r08: ESTE RENGLON SE INTEGRA COMO SIGUE:

RESERVA PARA PERDIDAS EN INVERSIONES DE ASOCIADAS	390,536
OTROS GASTOS, NETO	34,893

TOTAL	425,429

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.